
11005251


MULTIMEDIA GAMES®

www.multimediagames.com



2010
ANNUAL REPORT



TO OUR SHAREHOLDERS



Patrick Ramsey
President and Chief Executive Officer

Fiscal 2010 represented an important year for Multimedia Games as we made significant progress in our ongoing effort to transform our company into an innovative organization that creates value for our customers and our shareholders. I am pleased to report that our success in executing against strategic initiatives has strengthened both our financial foundation and competitive position. Through disciplined management of our balance sheet, focused game development strategies and an emphasis on new market licensing activities, we continue to establish a platform from which we expect to generate long-term shareholder value.

Having the right team in place has been of paramount importance to our success in advancing our strategic plans. Our consistent progress is a direct reflection of the team members who have embraced the vision of the company's future and are working enthusiastically and diligently to achieve our potential. Through our collective efforts, we have successfully expanded our addressable markets and furthered our technology innovation so that our future success can be driven and measured by internal execution rather than external factors.

STRONG CASH FLOW / STRENGTHENED FINANCIAL BASE

In order to put Multimedia Games on a path for growth and enhanced shareholder value we first focused on the fiscal discipline necessary to improve our balance sheet and financial liquidity. We are proud of our success in fiscal 2010 on this initiative. Our cash balance at the end of fiscal 2010 rose nearly 75% from fiscal 2009 year-end levels to $21.8 million even while we deployed capital to reduce outstanding borrowings by over 40%, or more than $30 million, to $44.6 million at September 30, 2010. As a result, our total net indebtedness (outstanding borrowings less cash and cash equivalents) as of September 30, 2010, declined by nearly $40 million, or 64%, to $22.8 million. This represents our lowest level of total net indebtedness in over six years.

The biggest factor driving our ability to achieve such noteworthy improvements in these key financial metrics is the company's consistent cash generation. In fiscal 2010, Multimedia Games generated total cash[1] of $38.3 million and free cash flow[2] of $31.7 million, both of which were substantially ahead of our positive performance in fiscal 2009. Importantly, our total cash generation represented approximately 32% of revenues in fiscal 2010. With our existing operations and new product development efforts refocused towards achieving profitable revenue and disciplined capital spending, we believe we will continue to generate cash for the foreseeable future.

Our expectations for further cash generation and the establishment of fiscal prudence has become a core competency at Multimedia Games and with the ratio of the company's current debt to trailing twelve months EBITDA coming in below 1.0x at the end of fiscal 2010 (which is among the most conservative in our industry), we have the financial flexibility to invest in new product development and new market opportunities and to reinvest in the Company through repurchases of our common shares.


TOTAL REVENUE AND CASH GENERATION


IN MILLIONS
$140
$120
$100
$80
$60
$40
$20
$-
$(20)
FY 2008
FY 2009
FY 2010
Revenue
Cash Generation

NET INDEBTEDNESS


$90
$80
$70
$60
$50
$40
$30
$20
$10
$-
FY 2008
FY 2009
FY 2010

[1] Cash flow from operating activities plus cash flow from investing activities
[2] Cash flow from operating activities less capital expenditures



ADDRESSING A GROWING BASE OF MARKETS WITH PROPRIETARY PRODUCTS

Simultaneous with our execution on strategies to improve our financial foundation, we have also successfully expanded the number of markets Multimedia Games serves and increased our ability to provide customers with a complete portfolio of products and placement options, including the purchase of company-developed gaming units. We ended fiscal 2010 with sales of 930 proprietary games, including the sale of nearly 700 units to customers in the State of Washington. Our success in Washington is noteworthy as it clearly reflects the enthusiasm casino operators and players have for our new games and highlights our ability to address customer demands through our investments in proprietary game development.

This success also points to additional benefits to be derived from our efforts to invest in new product development and significantly expand and improve our product portfolio to address both Class II and Class III market opportunities. Our efforts to reclaim market share in Class II gaming will be aided by the rollout of a new portfolio of redesigned, high-performing games, that we believe will also assist our ability to significantly strengthen our strategic alignment with our largest customer. In addition, having a broader portfolio of entertaining, innovative games reduces the reliance we have had over the last several years on third party products which we expect will improve the cash return we generate on our investments in new gaming products.

We are excited about our pipeline of products that will be introduced in fiscal 2011. At the recent Global Gaming Expo in Las Vegas, customers were very enthusiastic about our unique category creating products such as the new Power Stacks™, Maximum Lockdown® and Side Action™ series of games we debuted. At the same time, the newest generation of our award-winning, attention grabbing TournEvent® slot tournament system generated high levels of interest as it once again stopped traffic on the show floor. Clearly our new game development initiatives are on the right path.

As we continue to expand our capabilities to address new markets, we are also working hard to become licensed to do business in more and more North American gaming jurisdictions. We now have 106 gaming licenses issued and 9 pending, including Nevada and Pennsylvania, which compares favorably to the 59 licenses we had at the beginning of fiscal 2010. Among our newest markets are the major commercial casino markets in Mississippi and Louisiana, where we currently have multiple field trials for our proprietary products underway.

As nearly 86% of our fiscal 2010 revenues were derived from only three markets – Oklahoma, Washington and New York – our focus on being licensed to sell and/or place games in new commercial markets such as Mississippi and Louisiana as well as other tribal North American gaming jurisdictions will remain a key priority going forward.

FOCUS ON DELIVERING VALUE TO SHAREHOLDERS

During much of fiscal 2010, Multimedia Games conducted a detailed analysis of our business, including a thorough review of many internal and external opportunities to enhance shareholder value. At the conclusion of this process, we determined that the long-term execution of our business plan would provide the best means of creating value for our shareholders. This decision was based in part on the success we have had over the last two years in repositioning the organization to achieve improving financial and operating results. Early in fiscal 2011, our Board of Directors authorized a three-year, $15 million share repurchase authorization. As of December 31, 2010, we had repurchased 394,074 shares of the Company's common stock at an average price of approximately $5.13 per share. Given our ability to generate free cash flow, our strengthened balance sheet and the many opportunities ahead, this investment in Multimedia Games represents great value for all shareholders.

Fiscal 2010 was a period of measurable success against our long-term strategic plan. We are committed to achieving additional noteworthy progress in fiscal 2011 and thank our shareholders for their support and confidence. I look forward to reporting to you on our future accomplishments.

Sincerely,

Patrick J. Ramsey
President and Chief Executive Officer



LEADING THE GAME

IT'S WHAT WE DO

Multimedia Games is excited to introduce our newest, most exciting games yet. As a leader in creating player-friendly, interactive gaming products with great entertainment value, we have unvelied a wide array of attractive new games for our Class II, Class III and VLT customers. Multimedia Games has 20 years of accomplishments in creating some of the gaming industry's most unique products, including our legacy in creating leading Bingo, Lottery and Central Determinant products. Now, we're working hard to expand and evolve our products and systems to address new markets and entertain players as never before.



MULTIMEDIA GAMES
MULTIMEDIA GAMES
TOURN
TOURN



TOURNEVENT®3.0



Multimedia Games' next-generation slot tournament system just got better. *TournEvent 3.0* further enhances the player's tournament experience and gives operators more options to facilitate and personalize their tournaments with a variety of upgrades. Players can interact further and earn more credits in tournament play as they touch on-screen objects to win extra bonus credits. A tournament dashboard has been added which provides real time information to players including player position, time left in tournament, and current point total. The reels have also been enlarged and on-screen buttons which don't pertain to tournaments have been removed. A picture-in-picture real time video feed displays streaming video and player reactions during tournament play. *Tournevent 3.0* also features an automated programmed emcee to interact with players throughout the tournament!

POWER STACKS™

Multimedia Games' new, innovative five-reel mechanical series, offers players something more – the *Power Stacks* feature. Making its debut with three visually stunning game themes, the *Power Stacks* feature will appeal to a variety of players. If any part of a stacked wild symbol lands in the visible window over the reel, the reel will nudge to become all-wild. Additional wild reels may be hit on the respins, causing the non-wild reels to respin again, repeating until a respin hits no additional wild reels and paying every stop along the way! *Power Stacks* will create one wild ride! *Power Stacks* is available on our Koi Pond™, Super Rubies™, and Wild Tornado™ games.


SUPER RUBIES
TORNADO
KOI POND

MAXIMUM LOCKDOWN®

Maximum Lockdown, our new, innovative five-reel mechanical game, offers players something more – the *Maximum Lockdown* feature that helps players magnify their winnings and adds a new layer of excitement to the base game. *Maximum Lockdown* has a unique 1x3x3x3x1 reel configuration where reels one and five only have one visible symbol position, while reels two, three, and four each display three symbols. The game's five paylines all include the single positions on reels one and five. *Maximum Lockdown* pays for three, four, or five adjacent symbols on any active payline. That means pays can happen left to right, right to left, or only on the middle three reels.




WILD WHEEL
WILD WHEEL

WILD WHEEL®

The unique top box on *Wild Wheel* will make this game stand out from the crowd, visually. The game play will keep players coming back for more! *Wild Wheel*, the 3-reel, 1-line mechanical game from Multimedia Games, delivers a wild, winning time. When a *Wild Wheel* symbol lands on the third reel it is Wild for all winning combinations. If the player has bet all 4 credits, the *Wild Wheel* feature is activated when it lands in a winning combination. The top monitor will display a wheel, which will spin and stop on a multiplier, multiplying the players award.



SIDE ACTION™

Traditional slot games typically entice players using exciting, randomly triggered bonus round features that provide players with the chance to win big jackpots. Multimedia Games takes this traditional excitement to the next level with a new, unique bonus feature – *Side Action* – which provides for table game excitement simultaneous with traditional slot game play. Multimedia Games' new Side Action feature is currently available on two base games, Texas Tornado® and Blazin' Bucks™.

KING RICHER™

Explore the riches this King has to offer in the newest 3-Reel, 1-Line mechanical game from Multimedia Games. *King Richer* offers players classic BAR and 7 symbols along with a locking wild free spin bonus feature they won't be able to get enough of. To top it off the interactive top screen allows players to fully experience the personality behind this delightful king of riches. When the bonus symbol lands on the payline on reel 3 the *King Richer* Free Spin Bonus is activated. Players will be awarded five free spins with an entry pay of 5X the total bet! During the bonus players try to collect locking wild *King Richer* symbols from right to left in order to hit the jackpot! Players will delight in the kingdom of riches *King Richer* has to offer!



LEADERSHIP



PATRICK J. RAMSEY

President and Chief Executive Officer

Patrick J. Ramsey became our President and Chief Executive Officer and was appointed to serve as a director in September 2010, after serving as the Interim President and Chief Executive Officer since March 2010 and Chief Operating Officer of the Company since September 2008. Previously, Mr. Ramsey was employed as the Vice President and Executive Associate to the Vice Chairman of Harrah's Entertainment, Inc. from November 2007 through September 2008, where he worked on domestic and international development, design and construction, and sports and entertainment. Prior to joining the corporate office of Harrah's Entertainment in Las Vegas, Mr. Ramsey worked as the Vice President of Slot Operations, Slot Performance, and Security Operations at Caesars Atlantic City (May 2006-November 2007). Mr. Ramsey has held several other positions with Harrah's Entertainment, Inc., including roles in the Central Division headquarters based in Memphis (November 2004-May 2006) and at several of the Chicagoland properties (June 2003-November 2004). Mr. Ramsey received a B.A. in Economics from Harvard University and an MBA from the Kellogg School of Management at Northwestern University.



ADAM D. CHIBIB

Chief Financial Officer

Adam D. Chibib was appointed Chief Financial Officer of Multimedia Games, Inc. in February 2009. Mr. Chibib brings over 20 years of financial management and technology industry experience to the Company, as well as relevant public company experience. Prior to joining us, Mr. Chibib ran a financial consulting practice as a sole proprietor, where he assisted early stage technology companies with debt and equity fund raising, business model and process improvement implementation, and merger and acquisition advisory services. Mr. Chibib previously served as Chief Financial Officer at NetSpend Corporation (June 2007-July 2008); as Interim Chief Financial Officer at Internet RIET while also working as a consultant with GrowLabs, LLC (January 2006-June 2007); as Chief FinancialOfficer at Tippingpoint Technologies (January 2004-January 2006); as Chief Financial Officer at Waveset Technologies (April 2003-December 2003); and as Chief Financial Officer at BroadJump, Inc.(November 1998-March 2003). In each case Mr. Chibib was an integral member of the senior management teams that consistently improved revenues and cash flow with responsibility for all internal operations. In addition, as Controller at Tivoli Systems (February 1997-January 1999), Mr. Chibib's responsibilities included managing the worldwide accounting and treasury functions of a $1 billion software company. Mr. Chibib has also held various positions, including senior level positions, at Coopers & Lybrand, LLP and Price Waterhouse, LLP. Mr. Chibib received a B.B.A. in Accounting from the University of Texas at Austin. Mr. Chibib is a Certified Public Accountant.



URI L. CLINTON

General Counsel and Corporate Secretary

Uri L. Clinton joined us as General Counsel and Secretary in August 2008. Mr. Clinton serves as chief legal counsel for all business operations, corporate governance, regulatory compliance and licensing in the Legal Affairs Department. Mr. Clinton's professional experience includes more than 10 years of business and legal experience including six years in the Law Department at Harrah's Entertainment, Inc. (August 2002-August 2008), most recently serving as Vice President of Legal Affairs for its Central Division. In that capacity and in earlier positions, Mr. Clinton served as business operations and regulatory compliance legal counsel for more than 13 casino/hotels located in seven Native American and commercial gaming jurisdictions. Additionally, Mr. Clinton served as lead counsel for several of Harrah's enterprise-wide departments and initiatives, including its National Casino Marketing Air Charter program, Risk Management Department, Corporate Diversity, and the 2004 integration of several Horseshoe branded casinos into the Harrah's corporate structure. Mr. Clinton received a B.A. in Political Science from the University of Nevada-Las Vegas in 1994, a J.D. from Gonzaga University School of Law in 1997, and an MBA from the Vanderbilt University Owen Graduate School of Management in 2007.



MICK D. ROEMER

Senior VP of Sales

Mick D. Roemer became our Senior Vice President of Sales in January 2009, bringing more than 25 years of gaming equipment sales and marketing experience to the Company. Since 2007, Mr. Roemer has consulted with gaming companies in the areas of game content, intellectual property, and sales and marketing planning, and has worked in an advisory capacity with Multimedia Games since May 2008 in support of the Company's efforts to expand its penetration into the Class III gaming market. Prior to 2007, Mr. Roemer served as Senior Vice President of Sales, Marketing and Product Development for Bally Technologies (2000-2007), contributing to Bally's turn around and significant increase in market share during that period. Mr. Roemer also previously served as Vice President of Marketing for International Gaming Technologies (IGT) where he directed the development and launch of products like Megabuck, Wheel Of Fortune and the iGame video slot series. He has also served as Vice President of Sales for Powerhouse/VLC and Senior Vice President and General Manager of Anchor Gaming; and he maintains his position as President of Roemer Gaming LLC, a Nevada licensed manufacturer, operator and distributor. Mr. Roemer holds a B.S. in Marketing from Oklahoma State University.



JOAQUIN J. AVILES

VP of Technology

Joaquin J. Aviles joined the Company in 2009 as Vice President of Technology and is a well versed veteran of the networking, security and digital storage industries with 27 years of experience in systems and embedded software development and platform manufacturing. While at Cisco Systems and 3Com, Mr. Aviles managed development of high volume production devices through domestic and international contract manufacturers and he has been responsible for supporting organizations generating over $400 million in yearly revenue. Mr. Aviles has participated in fund raising activities with venture capital firms and individual investors and he has been involved in the early stages of three start-ups with Compaq, Cisco Systems and 3Com. Mr. Aviles is holder of multiple approved patents and architect of 10Gbit Ethernet Network Devices and System on a Chip Application Specific Integrated Circuit currently in use by the networking, security and digital storage markets. Mr. Aviles is responsible for creating and co-developing innovative technologies as Intrusion Prevention System that provides Internet Service Providers infrastructure protection at 10Gbps. Mr. Aviles holds a B.S. in Electronic Engineering from the Florida International University in Miami, FL.



January 28, 2011

Dear Shareholder:

You are cordially invited to attend the annual meeting of shareholders of Multimedia Games, Inc., a Texas corporation, to be held on Tuesday, March 22, 2011 at 10:00 a.m. local time, at our corporate office, located at 206 Wild Basin Road South, Building B, Austin, Texas 78746.

The Notice of Annual Meeting of Shareholders and a Proxy Statement, which describe the formal business to be conducted at the meeting, follow this letter. A copy of our Annual Report to Shareholders is also enclosed for your information.

Whether or not you plan to attend the meeting, your vote is very important and we encourage you to vote promptly. After reading the proxy statement, please promptly mark, sign and date the enclosed proxy card and return it in the prepaid envelope provided. Alternatively, you may vote your shares via a toll-free telephone number or over the Internet. Instructions regarding all three methods of voting are provided on the proxy card. If you attend the meeting you will have the right to revoke the proxy and vote your shares in person. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares.

Respectfully yours,

/s/ Patrick J. Ramsey

Patrick J. Ramsey
President and Chief Executive Officer

Proxy



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MARCH 22, 2011

TO THE SHAREHOLDERS OF MULTIMEDIA GAMES, INC.:

NOTICE IS HEREBY GIVEN that the 2011 Annual Meeting of Shareholders of Multimedia Games, Inc., a Texas corporation, will be held on March 22, 2011, at 10:00 a.m. local time, at our corporate office, located at 206 Wild Basin Road South, Building B, Austin, Texas 78746, for the following purposes:

1. To elect the following nominees as directors to serve for the ensuing year and until their respective successors are elected: Michael J. Maples, Sr., Stephen J. Greathouse, Neil E. Jenkins, Justin A. Orlando, Patrick J. Ramsey, Robert D. Repass, and Timothy S. Stanley;
2. To consider and vote upon the proposed amendment to the Company's Amended and Restated Articles of Incorporation, as amended (the "Articles of Incorporation"), to allow the Company to redeem shares of its capital stock that are owned by shareholders that are found to be unsuitable shareholders for gaming regulatory purposes;
3. To consider and vote upon a proposed amendment to the Articles of Incorporation which will change the Company's name from "Multimedia Games, Inc." to "Multimedia Games Holding Company, Inc."
4. To consider and conduct a non-binding advisory vote regarding the compensation of named executive officers;
5. To consider and conduct a non-binding advisory vote upon the frequency of shareholder approval of compensation of named executive officers;
6. To ratify the appointment of BDO USA, LLP as our independent registered public accountants for our fiscal year ending September 30, 2011; and
7. To transact such other business as may properly come before the annual meeting or any adjournments or postponements thereof, including approving or any such postponement or adjournment, if necessary.

Each of these items of business is more fully described in the Proxy Statement accompanying this Notice.

Only shareholders of record on January 22, 2011 are entitled to notice of, and to vote at, the annual meeting. A complete list of shareholders entitled to vote will be available for inspection by any shareholder, for any purpose relating to the meeting, during normal business hours at our principal executive offices, 206 Wild Basin South, Building B, Austin, Texas, 78746, for ten days prior to the annual meeting.

All of you are invited to attend the annual meeting in person. However, to assure that your vote is represented, you are urged to promptly mark, sign, and return the enclosed proxy card in the enclosed postage-prepaid envelope, or vote your shares as promptly as possible by Internet or telephone, pursuant to the instructions set forth on the proxy card. If you receive more than one proxy card because you own shares registered in different names or addresses, you should complete and return each proxy card, or vote by Internet or telephone for each such proxy card. If you attend the annual meeting in person, and vote in person, your proxy will be revoked automatically and only your vote at the annual meeting will be counted.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 22, 2011: Our Proxy Statement is attached. Financial and other information concerning Multimedia Games, Inc. is contained in our Annual Report to Shareholders for the fiscal year ended September 30, 2010. A complete set of proxy materials relating to our annual meeting is also available on the Internet. These materials, consisting of the Notice of Annual Meeting, Proxy Statement, Proxy Card and Annual Report to Shareholders, may be viewed at http://ir.multimediagames.com/annuals.cfm. Information on our website, including information in other documents referred to in this Proxy Statement, does not constitute part of this Proxy Statement. If you would like to obtain directions to attend the Annual Meeting and vote in person, please contact reception at (512) 334-7500.

By order of the Board of Directors

/s/ Patrick J. Ramsey

Patrick J. Ramsey
President and Chief Executive Officer

Austin, Texas
January 28, 2011

MULTIMEDIA GAMES, INC.
206 WILD BASIN ROAD SOUTH, BUILDING B
AUSTIN, TEXAS 78746
(512) 334-7500

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MARCH 22, 2011

General

The accompanying proxy is solicited on behalf of the Board of Directors of Multimedia Games, Inc., a Texas corporation, for use at our 2011 annual meeting of shareholders. The annual meeting will be held on Tuesday, March 22, 2011, at 10:00 a.m. local time, at our corporate office, located at 206 Wild Basin Road South, Building B, Austin, Texas 78746.

This Proxy Statement and the enclosed proxy card are being mailed on or about February 9, 2011 to all shareholders entitled to vote at the annual meeting.

Voting by proxy

You may vote at the annual meeting by completing, signing and returning the enclosed proxy card, or by properly following the instructions for telephone or Internet voting set forth on the proxy card. If not revoked, your proxy will be voted at the annual meeting in accordance with your instructions marked on the proxy card or properly provided by Internet or telephone. If you fail to mark your proxy with instructions, your proxy will be voted as follows:

- FOR the election of the seven nominees for director listed in this Proxy Statement;
- FOR the proposed amendment to the Articles of Incorporation which will allow the Company to redeem shares of its capital stock that are owned by shareholders that are found to be unsuitable shareholders for gaming regulatory purposes;
- FOR the proposed amendment to the Articles of Incorporation to change the name of the Company from "Multimedia Games, Inc." to "Multimedia Games Holding Company, Inc.";
- FOR the compensation of our named executive officers;
- FOR the annual consideration by our shareholders of the compensation of named executive officers; and
- FOR the ratification of the appointment of BDO USA, LLP, as our independent registered public accountants for our fiscal year ending September 30, 2011.

As to any other matter that may be properly brought before the annual meeting, your proxy will be voted as our Board of Directors may recommend. If our Board of Directors makes no recommendation, your proxy will be voted as the proxy holders named in your proxy card deem advisable. As of the date of this Proxy Statement, our Board of Directors does not know of any other matter that is expected to be presented for consideration at the annual meeting.

Broker non-votes

A broker non-vote occurs when a broker submits a proxy card with respect to shares held in a fiduciary capacity (typically referred to as being held in "street name") but declines to vote on a particular matter because the broker has not received voting instructions from the beneficial owner. Under the rules that govern brokers who are voting with respect to shares held in street name, brokers have the discretion to vote such shares on routine matters, but not on non-routine matters. The ratification of auditors is a routine matter. The other matters to be addressed at the annual meeting, including the election of directors, the approval of the amendments to the Company's Articles of Incorporation, and the approval of matters related to executive compensation are non-routine matters.

You may revoke your proxy and give a new proxy or vote in person

You may revoke your proxy at any time prior to the voting of that proxy. To revoke a prior proxy, you must do one of the following:

- Deliver a properly executed proxy of a later date;
- Deliver an executed, written notice of revocation to the Inspector of Elections, at our principal executive offices, 206 Wild Basin South, Building B, Austin, Texas 78746; or
- Attend the annual meeting and vote in person at the meeting.

Voting and quorum requirements at the meeting

The specific proposals to be considered and acted upon at the annual meeting are summarized in the accompanying notice and are described in more detail in this Proxy Statement. Only holders of record of shares of our common stock on January 22, 2011, or the record date, are entitled to notice of and to vote at the annual meeting. On the record date, there were 27,161,833 shares of our common stock outstanding and no shares of our preferred stock outstanding. Each shareholder is entitled to one vote for each share of common stock held by such shareholder on the record date.

In order to have a meeting, it is necessary that a quorum be present. A quorum will be present if a majority of the shares of common stock are represented at the annual meeting in person or by proxy. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum. Abstentions and broker non-votes will not be counted as having voted either for or against a proposal.

With respect to Proposal One, our bylaws provide that in an uncontested election, directors will be elected by a majority vote, meaning that a nominee will be elected to our Board of Directors if the number of votes cast "for" such nominee's election exceeds the number of votes cast "against" such nominee's election.

Any nominee who is not currently a member of our Board of Directors and who receives a greater number of votes "against" his or her election than "for" his or her election will not be elected to our Board of Directors. Additionally, each nominee who is standing for reelection at the annual meeting has tendered an irrevocable resignation from our Board of Directors that will take effect if the nominee does not receive the required majority vote and our Board of Directors accepts the resignation. If our Board of Directors accepts the resignation, the nominee will no longer serve on our Board of Directors as of the time of such acceptance, and if our Board of Directors rejects the resignation, the nominee will continue to serve until his or her successor has been duly elected and qualified or until his or her earlier disqualification, death, resignation, or removal. See "Corporate Governance — Majority-Voting Standard for Director Elections" on page 10.

For all other matters, if a quorum is present, the following requirements must be met in order to approve the following proposals:

Proposal	**Vote Required**
Two	The affirmative vote of the holders of two-thirds of the outstanding shares of our Common Stock on the record date is required to approve Proposal Two.
Three	The affirmative vote of the holders of two-thirds of the outstanding shares of our Common Stock on the record date is required to approve Proposal Three.
Four	The affirmative vote of the holders of the majority of the shares represented at the meeting and who are entitled to vote on, and who vote for, against, or expressly abstain with respect to Proposal Four.
Five	For the purposes of Proposal Five, which provides for an advisory vote on compensation of our named executive officers every one, two, or three years, the Company will treat the option selected by the plurality of shares present or represented and voting as the option approved by the shareholders.
Six	The affirmative vote of the holders of a majority of the shares present or represented and voting at the annual meeting, is required to approve Proposal Six.

All votes will be tabulated by the inspector of election appointed for the annual meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes (i.e., a proxy submitted by a broker or nominee specifically indicating the lack of discretionary authority to vote on the matter). Abstentions and broker non-votes will be counted as present for purposes of determining a quorum for the transaction of business but will not be counted for purposes of determining whether each proposal has been approved. If your shares are held in the name of a broker, trust bank, or other nominee, and you wish to vote in person at the meeting, you will need to bring a proxy or letter from that broker, trust company, or nominee that confirms that you are the beneficial owner of those shares, and that such broker, trust company, or nominee has not voted those shares in any proxy submitted by it in connection with the annual meeting.

Solicitation of proxies

We are paying for all our costs incurred with soliciting proxies for the annual meeting. In addition to solicitation by mail, we may use our directors, officers and regular employees to solicit proxies by telephone or otherwise. Our directors, officers and regular employees will not be specifically compensated for these services. We will pay persons holding shares of common stock for the benefit of others, such as nominees, brokerage houses, banks, and other fiduciaries, for the expense of forwarding solicitation materials to the beneficial owner. In addition, we have retained Alliance Advisors, LLC, a proxy solicitation firm, for assistance in connection with the annual meeting at a cost of approximately $5,000 plus certain fees and reasonable out-of-pocket expenses.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees and Vote Required to Elect Nominees

A board of seven directors is to be elected at the annual meeting. Our bylaws provide that in an uncontested election, directors will be elected by a majority vote, meaning that a nominee will be elected to our Board of Directors if the number of votes cast "for" such nominee's election exceeds the number of votes cast "against" such nominee's election. See "Corporate Governance— Majority-Voting Standard for Director Elections" on page 10. You may vote the number of shares of common stock you own for up to seven persons. Unless you otherwise instruct by marking your proxy card, the proxy holders will vote the proxies received by them FOR the election of each of the seven nominees named below. If any of the nominees is unable or declines to serve as a director at the time of the annual meeting, the proxies will be voted for any nominee designated by our present Board of Directors to fill the vacancy. We have no reason to believe that any of the nominees will be unable or unwilling to serve if elected. The term of office of each person elected as a director will continue until the next annual meeting of shareholders or until his successor has been elected and qualified.

The Nominating and Governance Committee has informed current director Anthony M. Sanfilippo he will not be nominated to stand for re-election this year, and he has not objected. In accordance with our bylaws, immediately prior to the Annual Meeting, our Board of Directors will set the size of our Board of Directors at seven members. Following the annual meeting, our Board of Directors may increase the size of our Board of Directors and fill any resulting vacancy or vacancies. If our Board of Directors increases the size of our Board of Directors and elects a new director to fill the resulting vacancy, the new director must stand for election at the next year's annual meeting.

The following table sets forth the nominees, their ages, their principal positions and the year in which each became a director. Each of the nominees was recommended for selection by the Nominating and Governance Committee and approved by the unanimous vote of our independent directors.

Name of Nominee	Age	Positions and Offices	Director Since
Michael J. Maples, Sr. (1)(2)	68	Director, Chairman of the Board of Directors	2004
Stephen J. Greathouse (2)	59	Director, Vice Chairman of the Board of Directors	2009
Neil E. Jenkins (3)	61	Director	2006
Justin A. Orlando (3)	40	Director	2009
Patrick J. Ramsey	37	President, Chief Executive Officer and Director	2010
Robert D. Repass (1)(2)	50	Director	2002
Timothy S. Stanley (1)(3)	44	Director	2009

(1) Currently a member of the Nominating and Governance Committee (Mr. Repass serves as Chairman of the committee).

(2) Currently a member of the Audit Committee (Mr. Repass serves as Chairman of the committee).

(3) Currently a member of the Compensation Committee (Mr. Jenkins serves as Chairman of the committee).

Michael J. Maples, Sr. has been a director since August 2004 and has served as Chairman of the Board of Directors since April 2006. Mr. Maples held various management positions at Microsoft Corporation from April 1988 to July 1995, including Executive Vice President of the Worldwide Products Group. As a member of the Office of the President at Microsoft, Mr. Maples reported directly to the Chairman. Previously, Mr. Maples served as Director of Software Strategy for International Business Machines Corp., on the board of Motive, Inc., a service management software company, and on the board of PeopleSoft, Inc., a software company. Mr. Maples also currently serves on the boards of Lexmark International, Inc., a laser and inkjet printer company, and Sonic Corp., an operator and franchisor of drive-in restaurants. Mr. Maples is currently a member of the Board of Visitors of the Engineering School at the University of Oklahoma and the College of Engineering Foundation Advisory Council at the University of Texas at Austin. Mr. Maples received a B.S. in Electrical Engineering from the University of Oklahoma and an MBA from Oklahoma City University.

Stephen J. Greathouse has been a director since 2009 and was appointed Vice Chairman in March 2010. Mr. Greathouse been involved in the Las Vegas hotel and gaming industry for more than 30 years, and from 1997 to 2005, he served as Senior Vice President of Operations for the Mandalay Resort Group. Prior to his time at Mandalay, in 1997, Mr. Greathouse served as President of Boardwalk Hotel & Casino, Las Vegas, and from

1994 to 1997, he served as Chief Executive Officer and Chairman of the Board of Alliance Gaming Corporation, (renamed "Bally Technologies, Inc." in 2006). Mr. Greathouse spent 16 years with Harrah's, starting as a Race & Sports Book Manager in Reno and working his way up to President, Casino-Hotel Division. Mr. Greathouse previously served as a Commissioner for the Spending and Government Efficiency Commission (SAGE Commission), a privately funded, bi-partisan panel created to review state government operations that fall under the executive branch and to provide the Governor of Nevada with recommendations for streamlining operations, improving customer service, and maximizing the use of taxpayer dollars. Mr. Greathouse received a B.S. in Business Administration from the University of Missouri-Columbia.

Neil E. Jenkins has been a director since October 2006 and serves as Chairman of the Compensation Committee. Since 2000, Mr. Jenkins has been an Executive Vice President and Secretary and the General Counsel for Lawson Products, Inc., a publicly traded industrial products company. Beginning in 1974, Mr. Jenkins began working in labor relations for Bally Manufacturing Corporation, and continued in the legal department, rising to the position of General Counsel, a capacity he served in from 1985 to 1992. In 1993, Mr. Jenkins became a member of Bally Gaming International's Executive Team, where he helped coordinate business development, legal, and licensing matters for Bally Manufacturing's gaming industry spin-off. Mr. Jenkins received a B.A. in Political Science from Brown University, a Juris Doctor degree from Loyola University Chicago School of Law, and a Master of Science degree in Financial Markets from the Center for Law & Financial Markets at the Illinois Institute of Technology.

Justin A. Orlando has been a director since 2009. Mr. Orlando is a managing director of Dolphin Limited Partnerships, a private investment management firm focused on investing in undervalued public companies across a diverse set of industries. Previously, from 1999 to 2002, Mr. Orlando was a member of the healthcare investment banking group of Merrill Lynch, Pierce, Fenner & Smith Incorporated where he was involved in advisory work, financings, and control transactions. From 1996 to 1999, Mr. Orlando practiced corporate law with the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP, focusing on mergers and acquisitions and corporate finance transactions. Mr. Orlando received a B.A. in History from the University of Chicago and a Juris Doctor degree from the Columbia University School of Law.

Patrick J. Ramsey became our President and Chief Executive Officer and was appointed to serve as a director in September 2010, after serving as the Interim President and Chief Executive Officer since March 2010 and Chief Operating Officer of the Company since September 2008. Previously, Mr. Ramsey was employed as the Vice President and Executive Associate to the Vice Chairman of Harrah's Entertainment, Inc. from November 2007 through September 2008, where he worked on domestic and international development, design and construction, and sports and entertainment. Prior to joining the corporate office of Harrah's Entertainment in Las Vegas, Mr. Ramsey worked as the Vice President of Slot Operations, Slot Performance, and Security Operations at Caesars Atlantic City (May 2006-November 2007). Mr. Ramsey has held several other positions with Harrah's Entertainment, Inc., including roles in the Central Division headquarters based in Memphis (November 2004-May 2006) and at several of the Chicagoland properties (June 2003-November 2004). Mr. Ramsey received a B.A. in Economics from Harvard University and an MBA from the Kellogg School of Management at Northwestern University.

Robert D. Repass has been a director since July 2002. In addition to his role as a director, Mr. Repass serves as Chairman of the Audit and Nominating and Governance Committees. Mr. Repass was the managing partner of the Austin office of PricewaterhouseCoopers from December 1997 to March 2000, and from March 2000 until December 2001, Mr. Repass was a partner with TL Ventures, a Philadelphia based venture capital firm. From January 2002 until March 2002, Mr. Repass was a private consultant. Mr. Repass has also served as Vice President and Chief Financial Officer of Motion Computing, Inc., a mobile computing company, from April 2002 through February 2009. Mr. Repass is currently a partner with Maxwell, Locke & Ritter, an Austin based professional services firm. From January 2003 until December 2005, Mr. Repass served on the Board of Directors and as the Chairman of the Audit Committee of Bindview Development Corporation, a software company. Mr. Repass has over 20 years of public accounting, Securities and Exchange Commission and financial reporting experience. Mr. Repass received a B.S. in Accounting from Virginia Tech.

Timothy S. Stanley has been a director since 2009. Mr. Stanley has over 20 years of business and technology leadership, and is currently the President of Tekexecs, an executive advisory and consultancy firm; and Founder and CXO of Innovatects, a business innovation accelerator. Mr. Stanley is also an adjunct Professor for the Merage School of Business at the University of California Irvine. Previously, from December 2006 to January 2009, Mr. Stanley served as CIO and Senior Vice President of Innovation, Gaming and Technology for Harrah's Entertainment, Inc. From January 2003 to December 2006, Mr. Stanley served as Harrah's Chief Information Officer and Senior Vice President, Information Technology; and from February 2001 to January 2003 as Vice

President, Information Technology. Prior to Harrah's, Mr. Stanley was a Partner leading the Travel and Entertainment practice for USWeb; CIO & VP of Information Technology for National Airlines; startup CIO for jetBlue Airways; and led various other marketing, product, technology and services teams at Intel, Optima/KPMG, and Kimberly-Clark in the US and abroad. Mr. Stanley is currently an active member and investor with Tech Coast Angels and currently serves as Chairman of C2Rewards, a privately held loyalty and marketing technology startup; as an investor and advisory board member of Doppelgames, a privately held interactive entertainment startup; an investor and advisory board member of Pipeline Healthcare, a healthcare technology startup, and an investor and advisor for Fisker Automotive, a premium hybrid electric vehicle manufacturer. Mr. Stanley received a B.S. in Engineering from the University of Washington, and a joint MBA / MOT degree in International Business & Technology Management from Arizona State University and Thunderbird Global School of Management.

Nominee Recommendations

All director nominees were approved by the Nominating and Governance Committee for inclusion in our proxy card for the annual shareholders meeting.

There are no family relationships among any of our executive officers and directors.

Agreement with Liberation Investments

Mr. Jenkins was originally appointed to our Board of Directors in October 2006, nominated for inclusion on the slate of candidates for election at the 2007 annual shareholders meeting and recommended by our Board of Directors to the shareholders for election at the 2007 annual meeting pursuant to an Agreement dated October 24, 2006, by and among us and Liberation Investments, L.P., a Delaware limited partnership, certain entities affiliated with Liberation Investments, L.P., former director Emanuel Pearlman, an affiliate of Liberation Investments, L.P., and Mr. Jenkins. A copy of the agreement is attached as Exhibit 10.1 to a Current Report on Form 8-K filed by us with the Securities and Exchange Commission, or SEC, on October 26, 2006. The agreement does not require our Board of Directors' nomination of, or recommendation of a vote in favor of, Mr. Jenkins for election as a director at the 2011 annual shareholders meeting, and our Board of Directors' nomination and recommendation of Mr. Jenkins for election as a director at the 2011 annual shareholders meeting has not been made pursuant to any obligation arising under such agreement or any other agreement.

Recommendation of our Board of Directors

Our Board of Directors recommends that the shareholders vote "FOR" the nominees named above.

CORPORATE GOVERNANCE

Determination of Independence

Our Board of Directors has determined that Messrs. Maples, Greathouse, Jenkins, Orlando, Repass, and Stanley each qualify as "independent" directors under applicable Marketplace Rules of the Nasdaq Stock Market, Inc. currently in effect or the Nasdaq Marketplace Rules. Therefore, a majority of the members of our Board of Directors are "independent" as such term is defined in the Nasdaq Marketplace Rules. In addition, our Board of Directors has reviewed and considered facts and circumstances relevant to the independence of such members and has determined that such members are independent.

The independent directors have committed to hold formal meetings, separate from management, at least four times a year.

Meetings of Our Board of Directors

During our fiscal year ended September 30, 2010, our Board of Directors held 21 meetings and acted by unanimous written consent one time. During that period, no director attended fewer than 75% of the aggregate of (i) the total number of meetings of our Board of Directors held during the period for which he was a director, and (ii) the total number of meetings held by all committees of our Board of Directors during the period that he served on such committees.

Committees of Our Board of Directors

Our Board of Directors has three standing committees: the Audit Committee; the Compensation Committee; and the Nominating and Governance Committee. Currently, all of the members of each of our committees are "independent," as determined by our Board of Directors and in accordance with Nasdaq Marketplace Rules. In addition, each member of the Audit Committee also satisfies the independence requirements of Rule-10A3(b)(1) of the SEC rules promulgated under the Securities Exchange Act of 1934, as amended, or the 1934 Act.

Audit Committee. The Audit Committee is currently comprised of Messrs. Repass, Greathouse, and Maples. Mr. Repass serves as the Chairman of the Audit Committee. The Audit Committee operates under a written charter adopted by our Board of Directors, a current copy of which is located on our website under the "Investor Relations" page of our Internet website located at http://www.multimediagames.com. A copy of the charter will also be made available free of charge upon written request made to our Corporate Secretary, at 206 Wild Basin Road South, Building B, Austin, Texas 78746. The primary purpose of the Audit Committee is to assist our Board of Directors in monitoring:

- The integrity of our consolidated financial statements;
- The independent registered public accountants' qualifications and independence; and
- The performance of our independent registered public accountants.

The Audit Committee is also directly responsible for the appointment, compensation, retention, and oversight of the work of our independent registered public accountants, BDO USA, LLP, and the preparation of the Audit Committee Report, which is included elsewhere in this Proxy Statement. Our independent registered public accountants report directly to the Audit Committee.

The Audit Committee, consistent with the Sarbanes-Oxley Act of 2002 and the rules adopted thereunder, meets with management and the auditors prior to the filing of all periodic reports under the 1934 Act, and prior to the filing of officers' certifications with the SEC to receive information concerning, among other things, significant deficiencies, if any, in the design or operation of our internal controls.

All Audit Committee members also possess the level of financial literacy required by all applicable laws and regulations. Our Board of Directors has determined that at least one member of the Audit Committee, Mr. Repass, is a "financial expert," and that Mr. Repass is "independent" as defined by the rules and regulations of the SEC. The Audit Committee Charter has been amended to specifically state all of the Audit Committee responsibilities set forth in Rule 10A-3(b)(2), (3), (4) and (5) of the rules and regulations promulgated under the 1934 Act. The Audit

Committee met ten times and acted by unanimous written consent one time during our fiscal year ended September 30, 2010.

Compensation Committee. The Compensation Committee currently is comprised of Messrs. Jenkins, Orlando and Stanley. Mr. Jenkins serves as the Chairman of the Compensation Committee. The Compensation Committee is charged with the responsibility of determining (or recommending to the independent members of our Board of Directors to determine) the compensation of all executive officers, including our Chief Executive Officer, and directors.

All members of the Compensation Committee meet the test for independence set forth in the the NASDAQ Marketplace Rules. The Compensation Committee operates under a written charter adopted by our Board of Directors, a current copy of which is located on our website under the "Investor Relations" page of our Internet website located at http://www.multimediagames.com. A copy of the charter of the Compensation Committee will also be made available free of charge upon written request made to our Corporate Secretary, at 206 Wild Basin Road South, Building B, Austin, Texas 78746. During our fiscal year ended September 30, 2010, the Compensation Committee met ten times and acted by unanimous written consent one time.

The Compensation Committee has overall responsibility for the approval of executive and director compensation programs that are appropriate, consistent with the Company's compensation philosophy, and support the Company's business goals and objectives. Specifically, the Compensation Committee has authority and responsibility for the review, evaluation and approval of the compensation structure and levels for all of the executive officers. The Compensation Committee also approves all employment, severance, or change-in-control agreements, and special or supplemental benefits or provisions applicable to executive officers. The Compensation Committee is also responsible for reviewing and making periodic recommendations to the Board regarding the compensation of directors.

Each year, the Compensation Committee reviews the compensation recommendations submitted by the Chief Executive Officer. In general, the Chief Executive Officer's recommendations consider the following:

- Performance versus stated individual and Company business goals and objectives;
- Internal equity (i.e., considering the pay for similar jobs and jobs at different levels within the Company) and the critical nature of each executive officer to the Company's past and future success;
- The need to retain talent; and
- The compensation history of each executive officer, including the value and number of stock options awarded in prior years.

The Compensation Committee believes that input from management provides useful information and perspective to assist the Committee with the determination of its own views on compensation. Although the Compensation Committee receives information and recommendations regarding the design and level of compensation of the executive officers from management, the Compensation Committee makes the final decisions as to the plan design and compensation levels for these executives.

In making decisions on each executive officer's compensation, the Compensation Committee considers the nature and scope of all elements of the executive officer's total compensation package, the executive officer's responsibilities, and the competitive posture of the executive officer's current compensation. The Compensation Committee also evaluates each executive officer's performance through reviews of objective results (both Company and individual results), reports from the Chief Executive Officer and other senior management regarding the executive's effectiveness in supporting the Company's key strategic, operational and financial goals and, in some cases, personal observation.

The base salary and bonus opportunity of our Chief Executive Officer and our other NEOs, as defined on page 27, are set forth in their respective employment agreements. With respect to the compensation of the Chief Executive Officer, the Compensation Committee is responsible for the periodic review and approval of his total compensation, including annual incentive bonus structure and equity-based incentive compensation. The Compensation Committee also develops annual performance goals and objectives, and conducts an evaluation of the Chief Executive Officer's performance relative to these goals and objectives. On a discretionary basis the Compensation Committee considers and discusses the Chief Executive Officer's compensation in executive session without the Chief Executive Officer present.

Nominating and Governance Committee. The Nominating and Governance Committee is currently comprised of Messrs. Repass, Maples, Sanfilippo, and Stanley. Mr. Repass currently serves as Chairman of the Nominating and Governance Committee. The primary purpose of the Nominating and Governance Committee is to identify and recommend to our Board of Directors individuals who are qualified to become members of our Board of Directors and the committees of our Board of Directors. The Nominating and Governance Committee is also responsible for recommending to our Board of Directors corporate governance principles, providing oversight of the annual performance review process of our Board of Directors and the committees of our Board of Directors, and facilitating interaction between our management and our Board of Directors and committees of our Board of Directors.

All members of the Nominating and Governance Committee meet the test for independence set forth in the Nasdaq Marketplace Rules. The Nominating and Governance Committee operates under a written charter adopted by our Board of Directors, a current copy of which is located on our website under the "Investor Relations" page of our Internet website located at http://www.multimediagames.com. A copy of the charter of the Nominating and Governance Committee will also be made available free of charge upon written request made to our Corporate Secretary, at 206 Wild Basin Road South, Building B, Austin Texas 78746. The Nominating and Governance Committee met three times during our fiscal year ended September 30, 2010.

Director Nominations

Our directors play a critical role in guiding our strategic direction and overseeing the management of our business. The Nominating and Governance Committee's goal is to assemble a Board of Directors that brings to us a variety of perspectives and skills derived from high quality business and professional experience. Board of Director candidates are considered based upon various criteria, such as their business and professional skills and experiences, personal and professional ethics, integrity and values, long-term commitment to representing the best interests of our shareholders and inquisitive and objective perspective and mature judgment. Additionally, director candidates must have sufficient time available to perform all Board of Directors and committee responsibilities. When reviewing potential director candidates, the Nominating and Governance Committee considers the following factors:

- The appropriate size of our Board of Directors and its committees;
- The perceived needs of our Board of Directors for individuals with particular skills, background, and business experience;
- The skills, background, reputation, and business experience of nominees in relation to the skills, background, reputation, and business experience already possessed by other members of our Board of Directors;
- Nominees' independence from management;
- Nominees' experience with accounting rules and practices;
- Nominees' background with regard to executive compensation;
- Applicable regulatory and listing requirements, including independence requirements and legal considerations, such as antitrust compliance;
- The benefits of a constructive working relationship among directors; and
- The desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.

The Nominating and Governance Committee generally believes that the Board of Directors benefits from diversity of background, experience and views among its members, and considers this as a factor in evaluating the composition of the Board of Directors, but has not adopted any specific policy in this regard. The Nominating and Governance Committee may also consider from time to time, such other factors as it may deem to be in the best interests of our business and shareholders. Other than considering the factors listed above, we have no stated minimum criteria for director nominees. The Nominating and Governance Committee does, however, believe it appropriate for at least one member of our Board of Directors to meet the criteria for an "Audit Committee financial expert" as defined by SEC rules, and that a majority of the members of our Board of Directors meet the definition of "independent" director under the Nasdaq Marketplace Rules.

The Nominating and Governance Committee will review the qualifications and backgrounds of the current directors, as well as the overall composition of our Board of Directors, and recommend to our full Board of Directors the slate of directors to be nominated for election at the annual meeting of shareholders. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Governance Committee reviews such directors to determine whether to recommend these directors for re-election. In the case of new director candidates, the questions of independence and financial expertise are important to determine what roles can be performed by the candidate, and the Nominating and Governance Committee determines whether the candidate meets the independence standards set forth in the Sarbanes-Oxley Act of 2002, and SEC and the Nasdaq Marketplace Rules, and the level of the candidate's financial expertise. Candidates for nomination as director come to the attention of the Nominating and Governance Committee from time to time through incumbent directors, management, shareholders, or third parties. These candidates may be considered at meetings of the Nominating and Governance Committee at any point during the year. The evaluation process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Nominating and Governance Committee.

Pursuant to the Nominating and Governance Committee Charter, the Nominating and Governance Committee will consider nominees recommended by shareholders. Any shareholder wishing to recommend a director candidate for consideration by the Nominating and Governance Committee must provide written notice not later than September 30, 2011, to our Corporate Secretary at 206 Wild Basin Road South, Building B, Austin Texas 78746.

Director Attendance at Annual Meetings

Our policy is that all directors attend our annual meetings of shareholders either in person or telephonically. We take great care in scheduling meetings at times when all of our directors are available to attend such meetings either in person or telephonically. At our last annual shareholders meeting, which was held on March 23, 2010, all of our then-current directors attended in-person.

Majority-Voting Standard for Director Elections

Our Bylaws require that we use a majority-voting standard in uncontested director elections and contain a resignation requirement for directors who fail to receive the required majority vote. Under the majority-voting standard, a director nominee should receive more votes cast "for" than "against" his or her election in order to be elected to our Board of Directors. Any nominee who is not currently a member of our Board of Directors and who receives a greater number of votes "against" his or her election than "for" his or her election will not be elected to our Board of Directors. Additionally, in accordance with the majority-voting standard and resignation requirement, each nominee who is standing for reelection at the annual meeting has tendered an irrevocable resignation from our Board of Directors that will take effect if the nominee does not receive the required majority vote and our Board of Directors accepts the resignation If an incumbent director fails to receive the required vote for re-election, the Nominating and Governance Committee will act on an expedited basis to determine whether to accept the director's resignation and will submit such recommendation for prompt consideration by our Board of Directors. Our Board of Directors expects the director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. The Nominating and Governance Committee and Board of Directors may consider any factors they deem relevant in deciding whether to accept a director's resignation. If our Board of Directors accepts the resignation, the nominee will no longer serve on our Board of Directors, and if our Board of Directors rejects the resignation, the nominee will continue to serve until his or her successor has been duly elected and qualified or until his or her earlier disqualification, death, resignation, or removal.

Shareholder Communications with Our Board of Directors

Shareholders may communicate with our Board of Directors by transmitting correspondence by mail to the address below, or electronically through the "Investor Relations – Corporate Governance Communications" form located on our website, which is www.multimediagames.com.

Multimedia Games, Inc.
ATTN: Chairman of the Board of Directors
206 Wild Basin Road South, Building B
Austin, Texas 78746

The communications will be transmitted to the appropriate leadership of our Board of Directors as soon as practicable, unless our Corporate Secretary, in consultation with our legal counsel, determines there are safety or security concerns that mitigate against further transmission of the communication. Our Board of Directors shall be advised of any communication withheld for safety or security reasons as soon as practicable.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to our officers, directors, and employees and which includes a separate, additional Code of Ethics for our principal executive officer, principal financial officer, and principal accounting officer. This code, including the separate, additional code for our principal executive officer, principal financing officer, and principal accounting officer, is available free of charge by writing to our Corporate Secretary at 206 Wild Basin Road South, Building B, Austin, Texas 78746, or is publicly available on the "Investor Relations" page of our Internet website located at http://www.multimediagames.com. If we make any amendments to this code other than technical, administrative, or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of the code to our principal executive officer, principal financial officer, principal accounting officer, or controller, or other persons performing similar functions that requires disclosure by law or Nasdaq listing standard, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our website or in a report on Form 8-K filed with the SEC.

Director Compensation and Indemnification

We maintain a plan to compensate the members of our Board of Directors for their services as directors, including serving on committees of our Board of Directors. Under the Director Compensation Plan, each of our directors receives $37,500 per year, except for the Chairman and Vice Chairman of our Board of Directors, each of whom receives $75,000 per year. In addition, each director receives $500 for each Board of Directors meeting attended in person and $250 for each Board of Directors meeting attended by telephone. Directors also receive the following amounts for serving on committees of our Board of Directors:

Audit Committee. The members of the Audit Committee each receive an additional $15,000 per year for serving on the Audit Committee, except for the Chairman of the Audit Committee, who receives $25,000 per year for serving on the Audit Committee as its chairman. Each Audit Committee member also receives $400 for each Audit Committee meeting attended in person and $200 for each Audit Committee meeting attended by telephone.

Nominating and Governance Committee. The members of the Nominating and Governance Committee each receive an additional $7,500 per year for serving on the Nominating and Governance Committee, except for the Chairman of the Nominating and Governance Committee, who receives $15,000 per year for serving on the Nominating and Governance Committee as its chairman. Each Nominating and Governance Committee member also receives $400 for each Nominating and Governance Committee meeting attended in person and $200 for each Nominating and Governance Committee meeting attended by telephone.

Compensation Committee. The members of the Compensation Committee each receive an additional $15,000 per year for serving on the Compensation Committee, except for the Chairman of the Compensation Committee, who receives $25,000 per year for serving on the Compensation Committee as its chairman. Each Compensation Committee member also receives $400 for each Compensation Committee meeting attended in person and $200 for each Compensation Committee meeting attended by telephone.

Other Committees of Our Board of Directors. The members of any other committee of our Board of Directors which may be established from time to time, each receive an additional $5,000 per year for serving on any such committee, except for the chairman of any such committee, who receives $10,000 per year for serving as chairman. Each member of any such committee also receives $400 for each meeting of such committee attended in person and $200 for each meeting of such committee attended by telephone.

In general, each sitting outside director will receive an option grant on an annual basis for 10,000 shares of common stock that will vest six months from the date of grant, subject to restrictions which prevent the sale of shares issuable upon exercise of such options. These restrictions on the sale of the underlying shares lapse with respect to 25% of the shares annually.

Our Articles of Incorporation limit the personal liability of our directors for breaches of fiduciary duties. Our Bylaws require us to indemnify our directors to the fullest extent permitted by Texas law. We have entered into indemnification agreements with our directors and officers. These indemnification agreements are intended to permit indemnification of our directors and officers to the fullest extent now or hereafter permitted by the Texas Business Organizations Code.

DIRECTOR COMPENSATION TABLE FOR OUR FISCAL YEAR ENDED SEPTEMBER 30, 2010

The following table provides a summary of total compensation paid to the Company's non-employee directors during the fiscal year ended September 30, 2010.

Name	Fees Earned or Paid in Cash (1) ($)	Stock Awards ($)	Option Awards (2)(3)(4)(5) ($)	All Other Compensation ($)	Total ($)
Michael J. Maples, Sr. [6]	108,250	–	26,861	–	135,111
Stephen J. Greathouse [7]	86,000	–	26,861	–	112,861
Neil E. Jenkins	75,750	–	26,861	–	102,611
Justin A. Orlando	66,050	–	26,861	–	92,911
Emanuel R. Pearlman[8]	65,350	–	26,861	–	92,211
Robert D. Repass	84,200	–	26,861	–	111,061
Anthony M. Sanfilippo [9]	26,400	–	–	–	26,400
Timothy S. Stanley	34,700	–	21,090	–	55,790

(1) Reflects the amount of cash compensation earned by directors, including annual retainers for Board of Directors and committee service, and meeting fees.

(2) Represents the fair value of option awards as of the grant date for all options issued during the fiscal year ended September 30, 2010 in accordance with Accounting Standards Codification (ASC) Topic 718 "Compensation-Stock Comparison" (formerly SFAS No. 123(R) "Share Based Payment"), disregarding any estimate of forfeitures related to serviced-based vesting conditions. The fair value was estimated using the Black-Scholes option pricing model in accordance with ASC Topic 718 "Compensation-Stock Comparison" (formerly SFAS No. 123(R) "Share Based Payment").

(3) Note 1, "Summary of Significant Accounting Policies," in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2010 sets forth the relevant assumptions used to determine the valuation of our option awards.

(4) For each director the grant date fair value for each option award granted during fiscal year ended September 30, 2010 (computed in accordance with ASC Topic 718 "Compensation-Stock Comparison" (formerly SFAS No. 123(R) "Share Based Payment")) was as follows: Mr. Maples $26,861; Mr. Greathouse $26,861, Mr. Jenkins $26,861; Mr. Orlando $26,861; Mr. Repass $26,861; Mr. Sanfilippo $0; and Mr. Stanley $21,090.

(5) As of September 30, 2010, each of our non-employee directors had the following number of outstanding options: Mr. Maples 87,500; Mr. Greathouse 20,000; Mr. Jenkins 40,000; Mr. Orlando 20,000; Mr. Repass 212,500; Mr. Sanfilippo 568,750; and Mr. Stanley 10,000.

(6) Mr. Maples serves as the Company's non-executive Chairman of the Board of Directors.

(7) Mr. Greathouse serves as the Company's Vice Chairman of the Board of Directors.

(8) Mr. Pearlman did not stand for re-election at the March 23, 2010 meeting of the shareholders. Consists of (i) $40,350 in annual retainers, committee service, and meeting fees and (ii) $25,000 paid to Liberation Investments, LLC for consulting services after Mr. Pearlman ceased to be a member of the Company's Board of Directors. Mr. Pearlman is the Chief Executive Officer of Liberation Investments, LLC.

(9) Mr. Sanfilippo tendered his resignation effective March 14, 2010 as President and Chief Executive Officer of the Company but continues to serve on the Board of Directors of the Company. Amounts included herein reflect Mr. Sanfilippo's compensation for service as director only. See the Compensation Committee Report and Summary Compensation Tables for more information regarding Mr. Sanfillipo's compensation as President and Chief Executive Officer of the Company. The Nominating and Governance Committee has informed Mr. Sanfilippo he will not be nominated to stand for re-election this year, and he has not objected.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended September 30, 2010, the Compensation Committee of our Board of Directors consisted of Mr. Jenkins, Mr. Orlando and Mr. Stanley. Mr. Stanley filled the vacancy on the Compensation Committee of the Board of Directors caused by Mr. Pearlman's decision not to stand for re-election at the March 23, 2010 meeting of shareholders. None of these individuals has served at any time as an officer or employee of the Company or is an Executive Officer at any company where an Executive Officer of the Company serves on the Compensation Committee.

Board Leadership Structure and Role in Risk Oversight

The Company is managed by a President and Chief Executive Officer that is separate from the Chairman of the Board. The Board of Directors has determined that its leadership structure is effective to create checks and balances between the executive officers of the Company and the Board of Directors. The Board of Directors is actively involved in overseeing all material risks that face the Company. The Board of Directors administers its oversight functions by reviewing the operations of the Company, by overseeing the executive officers' management of the Company, and through its risk oversight process.

Risk Oversight Process

Our Board of Directors has the primary responsibility for risk oversight of the Company as a whole. However, the Board of Directors has delegated primary oversight responsibility to the Audit Committee. The Audit Committee is responsible for overseeing risks associated with financial and accounting matters, including compliance with all legal and regulatory requirements and internal control over financial reporting. In addition, the Audit Committee has oversight responsibility for the Company's overall business risk management process, which includes the identification, assessment, mitigation and monitoring of key business risks on a company-wide basis. To assist the Audit Committee in performing this function, for the last several years, the Audit Committee has engaged the firm of BDO USA, LLP, or BDO, which also serves as the Company's internal auditor, to perform risk assessments. BDO presents a report on its internal audit activities during the prior quarter to the Audit Committee at its regularly-scheduled quarterly meetings. The report includes the audit activities performed the previous quarter, which address the key business risks previously identified during the annual enterprise risk assessment, including evaluations and assessments of internal controls and procedures.

The Board of Directors has also charged the Company's Regulatory Compliance Committee, or the Compliance Committee, with identifying and evaluating situations arising in the course of the Company's business that might adversely affect the objectives of gaming control. Generally speaking, a situation adversely affects the gaming control objectives if it adversely affects the public faith in the ability of any appropriate gaming regulatory system to ensure that licensing gaming is conducted honestly and competitively and that gaming is free from criminal and corruptive elements.

The Compliance Committee is comprised of three members of the Company's Board of Directors, including the Company's President and Chief Executive Officer, and one independent director. The Compliance Committee meets quarterly and reviews and investigates all information, whether brought to the Compliance Committee's attention or discovered by the Compliance Committee, concerning activities that might constitute any event, circumstance or activity that adversely affects the objectives of gaming control or violations of the Company's compliance policies. After review of the information, the Compliance Committee formulates a recommendation to management regarding a course of action to appropriately address the specific event, transaction, circumstance, or situation. Although the Compliance Committee does not have authority to make or override policies, procedures or management decisions of the Company, the Compliance Committee must refer any compliance issues that it feels are not adequately addressed to the Board of Directors for further consideration. The Compliance Committee is not intended to displace either the Board of Directors or the executive officer's decision-making authority, but is intended to be an advisory body to better ensure that the Company's goals of avoiding unsuitable situations and in entering into relationships exclusively with suitable persons remains satisfied.

The Board of Directors has also charged the Company's SEC Disclosure Committee with ensuring that senior management and the Board of Directors are informed about material information regarding the Company's business.

Compensation Risk Assessment

The Compensation Committee and management have considered whether the Company's compensation programs for employees create incentives for employees to take excessive or unreasonable risks that could materially harm the Company. The Compensation Committee believes that our compensation plans are typical for our industry and that risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

PROPOSAL TWO

AMENDMENT TO ARTICLES OF INCORPORATION
TO
PERMIT REDEMPTION OF SHARES HELD BY AN UNSUITABLE SHAREHOLDER

General Information and Securities Affected

The Board of Directors has unanimously approved and recommended the adoption of an amendment to our Articles of Incorporation which will allow us to redeem shares of our capital stock that are owned by shareholders that are found to be unsuitable shareholders for gaming regulatory purposes (the "Unsuitable Shareholder Amendment").

Purpose of the Proposed Unsuitable Shareholder Amendment

We are subject to a variety of gaming regulations in the jurisdictions in which we operate. In many of such jurisdictions, we are required to make certain filings with gaming regulatory authorities and obtain and maintain various licenses, permits, waivers or other gaming regulatory approvals in order to conduct our business. Gaming regulatory authorities have broad discretion and can require any of our officers, directors or shareholders to make certain filings, be investigated, or be subject to a determination of suitability. Absent unusual circumstances, gaming regulatory authorities rarely require less than 5% shareholders, in some jurisdictions, or less than 10% shareholders, in other jurisdictions, to make filings, be investigated, or be subject to a determination of suitability. Generally, in order to obtain and maintain such licenses, permits, waivers or other gaming regulatory approvals, none of our officers, directors or shareholders may be persons who are deemed unsuitable by a gaming regulatory authority. In the event that any of our officers, directors or shareholders are deemed unsuitable by an applicable gaming regulatory authority, (i) we may be unable to make all gaming regulatory filings that are required in order for the Company to conduct its business in any jurisdiction; (ii) we may be denied a license, permit, waiver or other gaming regulatory approval that is required for the Company to conduct business in any jurisdiction, and (iii) any previously granted license, permit, waiver or other gaming regulatory approval that is required for the Company to conduct business may be revoked, rescinded or terminated by any gaming regulatory authority.

In addition, many of our agreements with many of our gaming establishment customers include or are deemed by statute to include gaming regulatory covenants that require us to make all gaming regulatory filings, to obtain and maintain all licenses, permits, waivers or other gaming regulatory approvals that are required to conduct our business, or to refrain from having any unsuitable persons as officers, directors or shareholders. These agreements often provide the gaming establishment customers with the right to terminate the agreement in the event of a breach of these gaming regulatory compliance covenants.

Many corporations that provide services to gaming establishments and their patrons include provisions in their articles or certificate of incorporation or their bylaws to provide a means by which the corporation can divest an unsuitable shareholder of such shareholder's ownership interest in the corporation so that the corporation may continue to provide services to gaming establishments and their patrons.

The purpose of Proposal Two is to provide us with a means of protecting the business from having an unsuitable person as a shareholder by providing us with a right to redeem shares of our stock held by an unsuitable person. Pursuant to Section 21.304 of the Texas Business Organizations Code, if a corporation's articles of incorporation so provide, a corporation may, at any time, by resolution of its board of directors, redeem any or all outstanding shares subject to redemption.

Material Changes to the Capital Stock of the Company

The form of the proposed Unsuitable Shareholder Amendment is attached hereto as Exhibit A and the following description of the proposed Unsuitable Shareholder Amendment is qualified in its entirety by reference to Exhibit A.

Effect on an Unsuitable Shareholder. The proposed Unsuitable Shareholder Amendment provides the Company with the right, but not the obligation, to redeem any or all of the shares of its capital stock held by any person who has been determined to be unsuitable at the redemption price described below.

An "unsuitable person" is any person whose ownership of shares of our capital stock or whose failure to make application to seek licensure from or otherwise comply with the requirements of a gaming regulatory authority will result in (i) the Company losing any license, permit, waiver or other gaming regulatory approval, (ii) the Company being unable to reinstate a previously issued license, permit, waiver or other gaming regulatory approval, or (iii) the Company being unable to obtain a new license, permit, waiver or other gaming regulatory approval, in each case as determined by the Board of Directors, in its sole discretion, after consultation with legal counsel.

The redemption price will be the average closing sales price per share during the thirty trading day period immediately preceding the date of the redemption notice, or if no such data is available, the fair market value per share as determined in good faith by the Board of Directors, unless a gaming regulatory authority requires that a different price be paid, in which case the redemption price shall be such different price. The redemption price may be paid in cash, by promissory note, or both. Generally, under Texas law, the redemption price can only be paid out of "surplus," such that the amount paid to redeem the shares cannot exceed the value of our net assets minus its stated capital (as determined under Texas law).

If any portion of the redemption price is to be paid pursuant to a promissory note:

(a) such note will have a face amount equal to the portion of the redemption price for which the note is given (i.e., if the redemption price is $1,000, and cash of $250 is paid, the note shall have a face amount of $750); and

(b) unless we agree to different terms, the note will (i) be unsecured, (ii) have a term of five years, (iii) bear interest, compounded annually, at the prime rate of interest as published in the Wall Street Journal on the redemption date, and (iv) have such other terms as are determined by the Board of Directors, in its sole discretion, after consultation with a nationally recognized investment bank, to be customary and appropriate.

A redemption notice will be delivered by the Company to the unsuitable shareholder in accordance with Texas law and shall set forth: (i) the redemption date, (ii) the number of shares to be redeemed, (iii) the redemption price and the manner of payment therefore, (iv) if certificated, the place where any certificate for redeemed shares shall be surrendered for payment, and (v) any other requirements for surrender of the certificates representing redeemed shares. The redemption notice shall be sent to the unsuitable shareholder not less than twenty (20) nor more than sixty (60) days prior to the redemption date, except as otherwise provided below. The redemption notice may be conditional such that the Company need not redeem the shares on the redemption date if the Board of Directors determines that such redemption is no longer advisable or necessary. No shares held by an unsuitable shareholder may be voted following receipt of the redemption notice. However, if, prior to the redemption date, the shares are transferred such that they are owned entirely by persons who are not unsuitable shareholders, then such new holders may vote the shares and we may decide not to affect the redemption.

The redemption date shall be not less than thirty trading days from the date of the redemption notice unless a gaming regulatory authority requires that the shares be redeemed as of an earlier date, in which case, the redemption date shall be such earlier date, and the redemption notice shall be sent on the first day following the day on which we become apprised of such earlier redemption date.

From and after the redemption date, any and all rights of any nature which may be held by an unsuitable shareholder with respect to such person's shares shall cease and, thereafter, the unsuitable shareholder shall be entitled only to receive the redemption price. Our redemption right is unilateral. Unless an unsuitable shareholder otherwise disposes of his, her or its shares, such unsuitable shareholder cannot prevent us from exercising our redemption right. Following redemption, in accordance with Section 21.251 of the Texas Business Organizations Code, we may either hold such shares in treasury, retire such shares or resell such shares, in the open market or privately, pursuant to a registration statement or an exemption from registration.

Effect on the Company. If we exercise our right to redeem shares of our stock from an unsuitable shareholder, (i) we will be required to fund the redemption payment, which may be substantial in amount, from its existing cash resources, the incurrence of indebtedness in the form of a promissory note issued to the unsuitable shareholder or other sources of liquidity, (ii) the number of shares of capital stock outstanding will be reduced by the number of shares redeemed, and (iii) we cannot provide any assurance that the redemption will adequately address the concerns of any gaming regulatory authorities or enable us to make all required gaming regulatory filings or obtain and maintain all licenses, permits or other gaming regulatory approvals that are required to conduct our business. We cannot prevent an unsuitable person from acquiring or reacquiring shares of its capital stock, and can only address such unsuitability by exercising its redemption rights pursuant to the Unsuitable Shareholder Amendment.

Notwithstanding the adoption of the proposed redemption provision, we may not be able to exercise our redemption rights in full or at all. We may be subject to contractual restrictions on our ability to redeem shares of our capital stock. For example, our existing credit agreement limits our ability to make redemption payments to certain fixed dollar amounts, subject to compliance with certain leverage ratios, EBITDA requirements, and other covenants. Further, the Company is currently conducting a stock repurchase program which may further affect our ability to affect a redemption under our credit agreement. In the event such restrictions prohibit us from exercising our redemption rights in part or in full, we would not be able to exercise our redemption rights absent a waiver of the restrictions by the requisite consent of the parties to the credit agreement, which we may not be able to obtain on acceptable terms or at all.

In addition to contractual restrictions on our ability to redeem shares, we may also be subject to contractual restrictions on the incurrence of additional indebtedness to finance a redemption. For example, our existing credit agreement restricts our ability to incur additional indebtedness. In the event such restrictions prohibit us from issuing a promissory note necessary to finance a redemption, we would not be able to exercise our redemption right without a waiver of the restrictions by the requisite consent of the parties to the credit agreement, which we may not be able to obtain on acceptable terms or at all.

The Unsuitable Shareholder Amendment also requires that we adjust certain provisions in our current Articles of Incorporation and our Statement of Resolution Establishing Series of Preferred Stock, both as filed with the Texas Secretary of State, in order to subject our Preferred Stock to the redemption provision. There are no shares of our Preferred Stock issued or outstanding at this time.

Vote Required

The affirmative vote of the holders of two-thirds of the outstanding shares of our Common Stock on the record date is required to approve the proposed Unsuitable Shareholder Amendment.

Recommendation of our Board of Directors

Upon the recommendation of the Nominating and Governance Committee, our Board of Directors recommends that the shareholders vote "FOR" the approval of the proposed Unsuitable Shareholder Amendment.

PROPOSAL THREE

AMENDMENT OF ARTICLES OF INCORPORATION
TO
CHANGE THE COMPANY NAME

General Information and Securities Affected

On September 13, 2010, the Board of Directors adopted a resolution to amend Article I of the Company's Articles of Incorporation to change the name of the Company to "Multimedia Games Holding Company, Inc.," or the Corporate Name Change Amendment.

The Board of Directors intends that the Company operate as a holding company and maintain all operations at the Company's wholly-owned subsidiaries. As such, the Company intends to operate its current subsidiary MegaBingo, Inc. as Multimedia Games, Inc. after receiving shareholder approval of the name change at the parent level. In an effort to promote our brand and product identification and to capitalize on the "Multimedia Games" name recognition for our wholly-owned subsidiary, the Board of Directors feels that the corporate name change to Multimedia Games Holding Company, Inc. will better reflect the nature of the Company's business focus. The corporate name change will require an affirmative vote of two-thirds of the Company's shareholders to amend the Articles of Incorporation.

If the shareholders approve this proposed amendment to the Articles of Incorporation, the amendment will become effective upon the filing of the amendment with the Secretary of State of the State of Texas.

Proposed Corporate Name Change Amendment

The Board of Directors proposes as follows:

The Articles of Incorporation of Multimedia Games, Inc. shall be amended by deleting from the Articles of Incorporation, in its entirety, *Article I, Name,* and substituting in place thereof the following;

"ARTICLE I
NAME

The name of the corporation shall be "Multimedia Games Holding Company, Inc."

Vote Required

The affirmative vote of the holders of two-thirds of the outstanding shares of our Common Stock on the record date is required to approve the proposed Corporate Name Change Amendment.

Recommendation of our Board of Directors

The Board of Directors believes that the approval of this Amendment is in the best interest of the Company and its shareholders and recommends a vote FOR the approval of the proposed Corporate Name Change Amendment.

PROPOSAL FOUR

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Background of the Proposal

The Dodd-Frank Act requires all public companies, beginning with their shareholder meetings on or after January 21, 2011, to hold a separate non-binding, advisory shareholder vote to approve the compensation of executive officers as described in the Compensation Discussion and Analysis, the executive compensation tables and any related information in each such company's proxy statement (commonly known as a "Say on Pay" proposal).

Executive Compensation

As discussed in the "Compensation Discussion and Analysis" section of this Proxy Statement beginning on page 27, the Board of Directors believes that our current executive compensation programs directly link executive compensation to our financial performance and align the interests of our executive officers with those of our shareholders. Our Board of Directors also believes that our executive compensation programs provide our executive officers with a balanced compensation package that includes a reasonable base salary along with annual and long-term incentive compensation programs that are based on the Company's financial performance. These incentive programs are designed to reward our executive officers on both an annual and long-term basis if they attain specified target goals, the attainment of which do not require the taking of an unreasonable amount of risk, as discussed above in the "Compensation Risk Assessment" section beginning on page 13.

The "Compensation Discussion and Analysis" discussion beginning on page 27 includes additional details about our executive compensation programs. This Say on Pay proposal is set forth in the following resolution:

> "RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in the Proxy Statement set forth under the caption "Executive Compensation" of this Proxy Statement."

Vote Required

The affirmative vote of the holders of the majority of the shares represented at the meeting and who are entitled to vote on, and who vote for, against, or expressly abstain. However, because your vote on this proposal is advisory, it will not be binding on the Board of Directors or the Company. However, the Compensation Committee and the Board of Directors will take into account the outcome of the vote when considering future executive compensation arrangements.

Recommendation of our Board of Directors

The Board of Directors recommends that you vote FOR approval of the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in the Proxy Statement set forth under the caption "Executive Compensation" of this Proxy Statement.

Proxies will be voted FOR approval of the proposal unless otherwise specified.

PROPOSAL FIVE

ADVISORY VOTE ON FREQUENCY OF EXECUTIVE COMPENSATION VOTE

Background of the Proposal

The Dodd-Frank Act also requires all public companies, beginning with their shareholder meetings on or after January 21, 2011, to permit a separate non-binding, advisory shareholder vote with respect to the frequency of the vote on the Say on Pay proposal thereafter. Companies must give shareholders the choice of whether to cast an advisory vote on the Say on Pay proposal every year, every two years or every three years (commonly known as the "Frequency Vote on Say on Pay"). Shareholders may also abstain from making a choice, pursuant to proposed rules recently issued by the SEC. After such initial votes are held, the Dodd-Frank Act requires all public companies to submit to their shareholders no less often than every six years thereafter the Frequency Vote on Say on Pay.

Frequency Vote on Say on Pay

As discussed above, the Board of Directors believes that our current executive compensation programs directly link executive compensation to our financial performance and align the interests of our executive officers with those of our shareholders. The Board of Directors believes that giving our shareholders the right to cast an advisory vote every year on their approval of the compensation arrangements of our named executive officers is a good corporate governance practice and is in the best interests of our shareholders, by allowing our shareholders to provide us with their input on our executive compensation philosophy, policies and practices as disclosed in our proxy statement every year.

Although the Board of Directors recommends that the Say on Pay proposal be voted on every year, our shareholders will be able to specify one of four choices for the frequency of the vote on the Say on Pay proposal as follows: (i) one year, (ii) two years, (iii) three years or (iv) abstain. Shareholders are not voting to approve or disapprove of the Board of Directors' recommendation of an annual vote on the Say on Pay Proposal.

"RESOLVED, that a non-binding advisory vote of the Company's shareholders to approve the compensation of the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, shall be held at an annual meeting of shareholders beginning with the 2011 Annual Meeting of Shareholders, (A) every year; (B) every two years, or (C) every three years."

The enclosed proxy card gives you four choices for voting on this item. You can choose whether the say-on-pay vote should be conducted every year, every two years or every three years. You may also abstain from voting on this item. You are not voting to approve or disapprove the Board of Directors recommendation on this item.

Vote Required

The option of one year, two years or three years that receives the highest number of votes cast by our shareholders will be the frequency for the advisory vote on executive compensation that has been selected by our shareholders. However, because this vote is advisory and will not be binding on the Board of Directors or the Company, the Board of Directors may decide that it is in the best interests of our shareholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by our shareholders.

Recommendation of our Board of Directors

The Board of Directors recommends that you vote FOR alternative (A); voting to hold an advisory vote on executive compensation every year.

PROPOSAL SIX

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee of our Board of Directors has selected BDO USA, LLP as independent registered public accountants to audit our consolidated financial statements for the fiscal year ending September 30, 2011. BDO USA, LLP has served as our independent registered public accountants since their appointment in our 1999 fiscal year. A representative of BDO USA, LLP is expected to be present at the annual meeting, with the opportunity to make a statement if the representative desires to do so, and is expected to be available to respond to appropriate questions.

	Year Ended September 30, 2010	Year Ended September 30, 2009
Audit Fees	$ 525,000	$ 694,048
Audit-Related Fees	117,000	128,500
Tax Fees	45,129	132,349
All Other Fees	—	—
Total	$ 687,129	$ 954,897

Audit Fees. Audit Fees represent fees for professional services provided in connection with the audit of our annual consolidated financial statements and of management's assessment and the operating effectiveness of internal control over financial reporting including in our Form 10-K, the quarterly reviews of condensed consolidated financial statements included in our Form 10-Q filings and other statutory or regulatory filings.

Audit-Related Fees. Audit-Related Fees are fees for assurance and related services. This category includes fees related to assistance in employee benefit and compensation plan audits, SAS 70 audits and consulting on financial accounting/reporting standards.

Tax Fees. Tax Fees primarily include professional services performed with respect to preparation and review of our original and amended tax returns and those of our consolidated subsidiaries, and for state, local and international tax consultation. Tax fees also include professional fees related to research and development tax credit studies.

All Other Fees. All other Fees includes the aggregate fees for products and services provided by BDO USA, LLP that are not reported under "Audit Fees," "Audit Related Fees" or "Tax Fees." There were no other fees in the fiscal years ended September 30, 2010 and 2009.

The Audit Committee has also adopted procedures for pre-approving all audit and non-audit services provided by BDO USA, LLP. These procedures include reviewing a budget for audit and permitted non-audit services. The budget includes a description of, and a budgeted amount for, particular categories of non-audit services that are recurring in nature, and therefore anticipated at the time the budget is submitted. Audit Committee approval is required to exceed the budget amount for a particular category of non-audit services, and to engage the independent auditor for any non-audit services not included in the budget. For both types of pre-approval, the Audit Committee considers whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee has considered whether the provision by BDO USA, LLP of non-audit services included in the fees set forth in the table above is compatible with maintaining the independence of BDO USA, LLP, and has concluded that such services are compatible with BDO USA, LLP's independence as our auditors.

Shareholder ratification of the appointment of BDO USA, LLP as our independent registered public accountants is not required by our bylaws or other applicable legal requirement. However, the appointment of BDO USA, LLP is being submitted to the shareholders for ratification. If the shareholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain the firm. Even if the appointment is ratified, the Audit Committee at its discretion may direct the appointment of a different independent registered public accountant at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Vote Required

Affirmative vote of the holders of a majority of the shares present or represented and voting at the annual meeting.

Recommendation of our Board of Directors

Upon the recommendation of the Audit Committee, our Board of Directors recommends that the shareholders vote "FOR" the ratification of BDO USA, LLP as our independent registered public accountants for our fiscal year ending September 30, 2011.

OTHER MATTERS

We know of no other matters to be submitted to the shareholders at the annual meeting. If any other matters properly come before the annual meeting, it is the intention of the persons named in the enclosed proxy to vote the shares they represent as our Board of Directors may recommend, or, in the absence of a recommendation, as such persons deem advisable. Discretionary authority with respect to such matters is granted by execution of the enclosed proxy.

OWNERSHIP OF SECURITIES

Security Ownership of Management and Certain Beneficial Owners

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of January 22, 2011, by (i) each person known by us to own beneficially more than 5% of the outstanding shares of our common stock, (ii) each director and director nominee, (iii) each Named Executive Officer as identified on page 27, and (iv) all of our directors and executive officers as a group:

Beneficial Owner [1]	Number of Shares Beneficially Owned	Percent of Class [2]
The Baupost Group, L.L.C.	2,600,000[3]	9.6 %
BlackRock Inc.	2,137,774[4]	7.9 %
PAR Investment Partners, L.P.	2,124,785[5]	7.8 %
Epoch Investment Partners, Inc.	1,925,533[6]	7.1 %
Dolphin Limited Partnership III, L.P.	1,887,935[7]	7.0 %
Dimensional Fund Advisors LP	1,709,599[8]	6.3 %
Royce & Associates LLC	1,402,438[9]	5.1 %
Patrick J. Ramsey	1,065,000[10]	3.8 %
Adam D. Chibib	508,333[11]	1.8 %
Uri L. Clinton	385,000[12]	1.4 %
Mick D. Roemer	300,000[13]	1.1 %
Virginia E. Shanks	—[14]	*
Michael J. Maples, Sr.	117,500[15]	*
Stephen J. Greathouse	70,000[16]	*
Neil E. Jenkins	40,000[17]	*
Justin A. Orlando	1,907,935[18]	7.0%
Robert D. Repass	212,500[19]	*
Anthony M. Sanfilippo	1,030,550[20]	3.7 %
Timothy S. Stanley	10,000[21]	*
All executive officers and directors (12 persons) as a group	5,916,818[22]	19.3 %

* Represents beneficial ownership of less than one percent.

(1) Unless otherwise noted, the address for all officers and directors is the address of our principal executive offices at 206 Wild Basin Road South, Building B, Austin, Texas 78746.

(2) Percentages of ownership are based on 27,161,833 shares of common stock outstanding on January 22, 2011. Shares of common stock subject to stock options which are currently exercisable or will become exercisable within 60 days after January 22, 2011, are deemed outstanding for computing the percentage for the person or group holding such options, but are not deemed outstanding for computing the percentage for any other person or group.

(3) Pursuant to Schedule 13G/A dated February 12, 2009, filed with the Securities and Exchange Commission, Baupost Group, LLC/MMA reported that as of December 31, 2008, it had sole voting power over 2,600,000 shares and sole dispositive power of 2,600,000 shares and that its address is 10 St. James Avenue, Suite 1700, Boston, Massachusetts 02116.

(4) Pursuant to Schedule 13G dated January 29, 2010, filed with the Securities and Exchange Commission, BlackRock Inc. reported that as of December 31, 2009, it had sole voting power over 2,137,774 shares and sole dispositive power of 2,137,774 shares and that its address is 40 East 52nd Street, New York, NY 10022.

(5) Pursuant to Schedule 13G/A dated February 12, 2010, filed with the Securities and Exchange Commission, PAR Investment Partners, L.P. reported that as of December 31, 2009, it had sole voting power over 2,124,785 shares and sole dispositive power of 2,124,785 shares and that its address is One International Place, Suite 2401, Boston, Massachusetts 02110.

(6) Pursuant to Schedule 13G/A dated February 16, 2010, filed with the Securities and Exchange Commission, Epoch Investment Partners, Inc. reported that as of December 31, 2009 it and certain related entities had shared voting power over 1,925,533 shares and shared dispositive power of 1,925,533 shares and that its address is 640 5th Avenue, 18th Floor, New York, New York 10019.

(7) Pursuant to Schedule 13D/A dated January 8, 2009, filed with the Securities and Exchange Commission, Dolphin Limited Partnership III, L.P. reported that as of December 26, 2008, it and certain related entities had shared voting power over 1,887,935 shares and shared dispositive power over 1,887,935 shares. Dolphin Limited Partnership III, L.P.'s address is 96 Cummings Point Road, Stamford CT 06902.

(8) Pursuant to Schedule 13G/A dated February 8, 2010, filed with the Securities and Exchange Commission, Dimensional Fund Advisors, Inc. reported that as of December 31, 2009, it had sole voting power over 1,669,192 shares and sole dispositive power over 1,709,599 shares and that its address is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746.

(9) Pursuant to Schedule 13G/A dated January 26, 2010, filed with the Securities and Exchange Commission, Royce & Associates LLC reported that as of December 31, 2009 it and certain related entities had shared voting power over 1,402,438 shares and shared dispositive power of 1,402,438 shares and that its address is 745 Fifth Avenue, New York, NY 10151.

(10) Consists of 1,065,000 shares issuable upon the exercise of stock options that are currently exercisable.

(11) Consists of (i) 15,000 shares owned by Mr. Chibib, and (ii) 493,333 shares issuable upon the exercise of stock options that are currently exercisable.

(12) Consists of 385,000 shares issuable upon the exercise of stock options that are currently exercisable.

(13) Consists of (i) 10,000 shares owned by Mr. Roemer, and (ii) 290,000 shares issuable upon the exercise of stock options that are currently exercisable.

(14) As of December 20, 2010, Ms. Shanks no longer had any awards of stock options outstanding.

(15) Consists of (i) 30,000 shares owned by Mr. Maples, and (ii) 87,500 shares issuable upon the exercise of stock options that are currently exercisable.

(16) Consists of (i) 50,000 shares owned by Mr. Greathouse, and (ii) 20,000 shares issuable upon the exercise of stock options that are currently exercisable.

(17) Consists of 40,000 shares issuable upon the exercise of stock options that are currently exercisable.

(18) Consists of (i) 1,887,935 shares held by Dolphin Limited Partnership III, L.P. (see Footnote 7 above) and (ii) 20,000 shares issuable upon the exercise of stock options that are currently exercisable. Mr. Orlando may be deemed to share voting and dispositive power with respect to the shares held by Dolphin Limited Partnership III, L.P. Mr. Orlando disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein.

(19) Consists of 212,500 shares issuable upon the exercise of stock options that are currently exercisable.

(20) Consists of (i) 461,800 shares owned by Mr. Sanfilippo, and (ii) 568,750 shares issuable upon the exercise of stock options that are currently exercisable.

(21) Consists of 10,000 shares issuable upon the exercise of stock options that are currently exercisable.

(22) Consists of (i) 566,800 shares owned directly, (ii) 1,887,935 shares owned indirectly, and (iii) 3,462,083 shares issuable upon the exercise of stock options that are currently exercisable.

AUDIT COMMITTEE REPORT

The Audit Committee oversees our accounting and financial reporting process on behalf of our Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including internal control systems. Our independent registered public accounting firm is responsible for performing an independent audit of our consolidated financial statements in accordance with the standards of the Public Accounting Oversight Board (United States) and for issuing a report thereon. Additionally, the independent registered public accounting firm is responsible for performing an independent audit of the operating effectiveness of the Company's internal controls over financial reporting and for issuing a report thereon.

Based on the Audit Committee's:

- Review of our audited consolidated financial statements for our fiscal year ended September 30, 2010;
- Discussions with our management regarding our audited consolidated financial statements;
- Discussion with our independent registered public accounting firm regarding matters required to be discussed by Statement on Auditing Standards No. 114 ("The Auditor's Communication With Those Charged With Governance"), as amended, as adopted by the Public Company Accounting Oversight Board ("PCAOB"). In addition, the Audit Committee received from our independent registered public accounting firm the written disclosures and letter required by applicable requirements of the PCAOB regarding their communications with the Audit Committee concerning its independence, and has discussed with their independence from the Company and its management; and
- Other matters the Audit Committee deemed relevant and appropriate.

The Audit Committee recommended to our Board of Directors that the audited consolidated financial statements as of and for our fiscal year ended September 30, 2010, be included in our Annual Report on Form 10-K for our fiscal year ended September 30, 2010, for filing with the SEC.

AUDIT COMMITTEE

Robert D. Repass, Chairman
Michael J. Maples, Sr.
Stephen J. Greathouse

OFFICERS AND DIRECTORS

Set forth below is information regarding the executive officers and directors of the Company as of January 22, 2011.

Name	Age	Positions and Offices
Patrick J. Ramsey	37	President, Chief Executive Officer and Director
Adam D. Chibib	44	Senior Vice President and Chief Financial Officer
Uri L. Clinton	38	Senior Vice President, General Counsel, and Corporate Secretary
Mick D. Roemer	58	Senior Vice President - Sales
Michael J. Maples, Sr. (1) (2)	68	Director, Non-Executive Chairman of the Board
Stephen J. Greathouse (2)	59	Director, Vice Chairman of the Board
Neil E. Jenkins (3)	61	Director
Justin A. Orlando (3)	40	Director
Robert D. Repass (1) (2)	50	Director
Anthony M. Sanfilippo (1)	53	Director
Timothy S. Stanley (1) (3)	44	Director

(1) Member of the Nominating and Governance Committee. Mr. Repass is Chairman of the committee.

(2) Member of the Audit Committee. Mr. Repass is Chairman of the committee.

(3) Member of the Compensation Committee. Mr. Jenkins is Chairman of the committee.

Officers

Adam D. Chibib was appointed Chief Financial Officer of Multimedia Games, Inc. in February 2009. Mr. Chibib brings over 20 years of financial management and technology industry experience to the Company, as well as relevant public company experience. Prior to joining us, Mr. Chibib ran a financial consulting practice as a sole proprietor, where he assisted early-stage technology companies with debt and equity fund raising, business model and process improvement implementation, and merger and acquisition advisory services. Mr. Chibib previously served as Chief Financial Officer at NetSpend Corporation (June 2007-July 2008); as Interim Chief Financial Officer at Internet RIET while also working as a consultant with GrowLabs, LLC (January 2006-June 2007); as Chief Financial Officer at Tippingpoint Technologies (January 2004-January 2006); as Chief Financial Officer at Waveset Technologies (April 2003-December 2003); and as Chief Financial Officer at BroadJump, Inc. (November 1998-March 2003). In each case Mr. Chibib was an integral member of the senior management teams that consistently improved revenues and cash flow with responsibilities for all internal operations. In addition, as Controller at Tivoli Systems (February 1997-January 1999), Mr. Chibib's responsibilities included managing the worldwide accounting and treasury functions of a $1 billion software company. Mr. Chibib has also held various positions, including senior level positions, at Coopers & Lybrand, LLP and Price Waterhouse, LLP. Mr. Chibib received a B.B.A. in Accounting from the University of Texas at Austin. Mr. Chibib is a Certified Public Accountant.

Uri L. Clinton joined us as General Counsel and Secretary in August 2008. Mr. Clinton serves as chief legal counsel for all business operations, corporate governance, regulatory compliance and licensing in the Legal Affairs Department. Mr. Clinton's professional experience includes more than 10 years of business and legal experience including six years in the Law Department at Harrah's Entertainment, Inc. (August 2002-August 2008), most recently serving as Vice President of Legal Affairs for its Central Division. In that capacity and in earlier positions, Mr. Clinton served as business operations and regulatory compliance legal counsel for more than 13 casino/hotels located in seven Native American and commercial gaming jurisdictions. Additionally, Mr. Clinton served as lead counsel for several of Harrah's enterprise-wide departments and initiatives, including its National Casino Marketing Air Charter program, Risk Management Department, Corporate Diversity, and the 2004 integration of several Horseshoe branded casinos into the Harrah's corporate structure. Mr. Clinton received a B.A. in Political Science from the University of Nevada-Las Vegas in 1994, a J.D. from Gonzaga University School of Law in 1997, and an MBA from the Vanderbilt University Owen Graduate School of Management in 2007.

Mick D. Roemer became our Senior Vice President of Sales in January 2009, bringing more than 25 years of gaming equipment sales and marketing experience to the Company. Since 2007, Mr. Roemer has consulted with gaming companies in the areas of game content, intellectual property, and sales and marketing planning, and has worked in an advisory capacity with Multimedia Games since May 2008 in support of the Company's efforts to expand its penetration into the Class III gaming market. Prior to 2007, Mr. Roemer served as Senior Vice President of Sales, Marketing and Product Development for Bally Technologies (2000-2007), contributing to Bally's turn around and significant increase in market share during that period. Mr. Roemer also previously served as Vice President of Marketing for International Gaming Technologies (IGT) where he directed the development and launch of products like Megabuck, Wheel Of Fortune and the iGame video slot series. He has also served as Vice President of Sales for Powerhouse/VLC and Senior Vice President and General Manager of Anchor Gaming; and he maintains his position as President of Roemer Gaming LLC, a Nevada licensed manufacturer, operator and distributor. Mr. Roemer holds a B.S. in Marketing from Oklahoma State University.

Directors

For additional information about Mr. Ramsey and the non-employee nominees for director, see "Proposal One-Election of Directors."

Certain Relationships and Related Transactions

Related-party transactions have the potential to create actual or perceived conflicts of interest between the Company and its directors and executive officers or their immediate family members. Both the Audit Committee and the Company's Regulatory Compliance Committee, or the Compliance Committee, have established policies and procedures for review and approval of related-party transactions.

If a related party transaction subject to review directly or indirectly involves a member of either committee (or an immediate family member or domestic partner), the remaining committee members will conduct the review. In evaluating a related-party transaction involving a director, executive officer, or their immediate family members, the Audit Committee and the Compliance Committee considers, among other factors, whether the proposed related-party transaction is of the form and type that the Company would normally engage in, the benefits associated with the transaction, goods or services provided by or to the related party, the nature of the transaction, the significance of the transaction to the Company and to the related party, and management's determination that the transaction is in the best interests of the Company.

To receive Audit Committee and Compliance Committee approval, related party transactions must have a Company business purpose and be on terms that are fair and reasonable to the Company, and as favorable to the Company as would be available from non-related entities in comparable transactions. The Audit Committee and Compliance Committee also require that the transaction meets the same Company standards that apply to comparable transactions with unaffiliated entities.

The following transaction has been reviewed and approved by the Company's Audit Committee and Compliance Committee: one of the Company's subsidiaries has entered into an Equipment Lease/Purchase Agreement and Software License, or the Purchase Agreement, with Pinnacle Entertainment, Inc., or Pinnacle. While the Company and Pinnacle are currently operating under a no-obligation trial period under the Purchase Agreement, if Pinnacle determines to purchase a portion of the Company's equipment under the Purchase Agreement, the potential transaction could exceed $120,000. Mr. Sanfilippo, a member of the Company's Board of Directors, also serves as a director and the President and Chief Executive Officer of Pinnacle.

In addition, our bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Texas law. We have entered into indemnification agreements with all of our directors and have purchased directors' and officers' liability insurance. In addition, our articles of incorporation limits the personal liability of the members of our Board of Directors for breaches by the directors of their fiduciary duties.

Section 16(a) Beneficial Ownership Reporting Compliance

The members of our Board of Directors, the executive officers, and persons who hold more than 10% of our outstanding common stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 which requires them to file reports with respect to their ownership of the common stock and their transactions in such common stock. Based upon the copies of Section 16(a) reports which we prepared or for which we received from such persons for their fiscal year 2010 transactions in the common stock and their common stock holdings, we believe that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by our directors, executive officers and greater than ten percent beneficial owners.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis provides information regarding the following:

- The objectives of our executive compensation program, including the behaviors and results it is designed to encourage and reward;
- The roles and responsibilities of management and the Compensation Committee in the governance of our executive compensation program;
- The elements of our executive compensation program and its purposes; and
- The Compensation decisions with respect to our fiscal year ended September 30, 2010.

Objectives of the Executive Compensation Programs

The objective of our executive compensation program is to align the compensation paid to our executive officers with shareholder and customer interests (on both a short-term and long-term basis); attract, retain and motivate highly qualified executive talent; and provide appropriate rewards for achievement of business objectives and growth in shareholder value. It is the Company's objective that executive compensation be directly related to the achievement of our planned goals, and the enhancement of corporate and shareholder value. The Compensation Committee recognizes that the industry sector in which we operate is both highly competitive and is challenged by significant legal and regulatory uncertainty. In addition, the technology-related experience and skills of our executive officers have applications to many other industry sectors besides our own. As a result, there is substantial demand for qualified, experienced executive personnel of the type we need to achieve our objectives. The Compensation Committee considers it crucial that the Company be assured of retaining and rewarding our senior executives, who are essential to the attainment of our long-term goals. Since we are conducting an advisory vote regarding the compensation of our executive officers for the first time, we do not have results from any previous shareholder votes regarding executive compensation to take into consideration for our compensation policies and decisions.

For these reasons, the Compensation Committee believes the Company's executive compensation arrangements must remain competitive with those offered by other companies of similar size, scope, performance levels and complexity of operations.

For the purposes of this Compensation Discussion and Analysis, the capitalized term "Named Executive Officers," or NEOs, refers to the executives who are named in the Summary Compensation Table below. Included among the NEOs are Messrs. Anthony M. Sanfilippo, our former President and Chief Executive Officer, Patrick J. Ramsey, our current President and Chief Executive Officer, Adam D. Chibib, our Chief Financial Officer, Uri L. Clinton, our Senior Vice President, General Counsel and Corporate Secretary, Mick D. Roemer, our Senior Vice President – Sales and Virginia E. Shanks, our former Chief Marketing Officer.

Determining Executive Compensation

Our management and the Compensation Committee strive to maintain an executive compensation program that is structured to provide the executive officers with a total compensation package that, at expected levels of performance, is competitive with those provided to other executives holding comparable positions or having similar qualifications in other similarly situated organizations in our industry and the general market. Both management and the Compensation Committee are involved in the development, review and evaluation of our executive compensation programs. The Compensation Committee has sole responsibility for the approval of such programs, and has the sole authority to change our compensation practices at any time. The roles and responsibilities are described below.

Management. Our management works with our Board of Directors to set the strategic direction for the Company and strives to design and maintain compensation programs that motivate behaviors among the executive officers that are consistent with the Company's strategic goals and objectives. Each year, the Chief Executive Officer, with assistance from other members of management, as appropriate, conducts a review process covering each of the executive officers reporting to the Chief Executive Officer. This annual review process focuses on an evaluation of overall Company performance and the performance of each such executive officer, including an evaluation of compensation levels delivered through each element of compensation (as described below), competitive practices and trends, and specific compensation issues as they arise. Based on the outcomes of this review process, the Chief Executive Officer makes recommendations to the Compensation Committee regarding the compensation of each of the executive officers reporting directly to him. This recommendation typically provides information regarding adjustments, if any, to base salaries, annual incentive bonus award payments, and equity-based incentive awards.

Compensation Committee. The Company's Board of Directors established the Compensation Committee in 1996 at the time of our initial public offering. The Compensation Committee operates pursuant to a charter, which is available on the "Investor Relations" page of the Company's website at www.multimediagames.com. As stated in the charter, the purpose of the Compensation Committee is to discharge the Board of Directors' responsibilities relating to compensation and benefits of the Company's executive officers and directors. The current members of the Compensation Committee are Messrs. Jenkins (Chairman), Orlando and Stanley, who are each "independent" directors, as required by Nasdaq Marketplace Rules. The Compensation Committee convened ten times during fiscal year 2010 to discuss Company compensation programs and issues and acted by written consent one time.

The Compensation Committee has overall responsibility for the approval of executive and director compensation programs that are appropriate, consistent with the Company's compensation philosophy, and support the Company's business goals and objectives. Specifically, the Compensation Committee has authority and responsibility for the review, evaluation and approval of the compensation structure and levels for all of the executive officers. The Compensation Committee also approves all employment, severance, or change-in-control agreements, and special or supplemental benefits or provisions applicable to executive officers. The Compensation Committee is also responsible for reviewing and making periodic recommendations to the Board of Directors regarding the compensation of directors.

Each year, the Compensation Committee reviews the compensation recommendations submitted by the Chief Executive Officer. In general, the Chief Executive Officer's recommendations consider the following:

- Performance versus stated individual and Company business goals and objectives;
- Internal equity (i.e., considering the pay for similar jobs and jobs at different levels within the Company) and the critical nature of each executive officer to the Company's past and future success;
- The need to retain talent; and
- The compensation history of each executive officer, including the value and number of stock options awarded in prior years.

The Compensation Committee believes that input from management provides useful information and perspective to assist the Committee with the determination of its own views on compensation. Although the Compensation Committee receives information and recommendations regarding the design and level of compensation of the executive officers from management, the Compensation Committee makes the final decisions as to the plan design and compensation levels for these executives.

In making decisions on each executive officer's compensation, the Compensation Committee considers the nature and scope of all elements of the executive officer's total compensation package, the executive officer's responsibilities, and the competitive posture of the executive officer's current compensation. The Compensation Committee also evaluates each executive officer's performance through reviews of objective results (both Company and individual results), reports from the Chief Executive Officer and other senior management regarding the executive's effectiveness in supporting the Company's key strategic, operational and financial goals and, in some cases, personal observation.

The base salary and bonus opportunity of our Chief Executive Officer and our other NEO's are set forth in their respective employment agreements. With respect to the compensation of the Chief Executive Officer, the Compensation Committee is responsible for the periodic review and approval of his total compensation, including annual incentive bonus structure and equity-based incentive compensation. The Compensation Committee also develops annual performance goals and objectives, and conducts an evaluation of the Chief Executive Officer's performance relative to these goals and objectives. On a discretionary basis the Compensation Committee considers and discusses the Chief Executive Officer's compensation in executive session without the Chief Executive Officer present.

The Compensation Committee has the sole authority to obtain advice from consultants, legal counsel, accounting, or other advisors, as appropriate, to perform the Committee's duties and responsibilities.

Elements of Executive Compensation

Management and the Compensation Committee strive to implement executive compensation programs that are designed to attract and retain individuals who possess the qualities necessary to successfully execute the Company's business strategy, and to support the Company's long-term financial success and drive shareholder value. The key elements of our executive compensation program are as follows:

Element	Objectives and Basis	Form
Base Salary	*Provide base compensation that reflects each Executive Officer's responsibilities, tenure and performance and is competitive for each role.*	*Cash*
Annual Incentive Bonus	*Provide annual incentive to drive Company and individual performance.*	*Cash and/or equity*
Equity-Based Incentives	*Provide long-term incentives to drive Company performance and align the Executive Officers' interests with shareholders' interests; retain Executive Officers through vesting and potential wealth accumulation.*	*Stock options*
Health and Welfare Benefits	*Provide for the health and wellness of our Executive Officers.*	*Various plans (described below)*
Retirement and Savings Plan	*Assist employees with retirement savings and capital accumulation on a tax-advantaged basis.*	*401(k) Plan, with Company matching contributions.*
Discretionary Bonuses and Awards	*Attract top executive talent from outside the Company; retain Executive Officers through vesting and potential wealth accumulation; and recognize promotions and significant individual contributions to the Company.*	*Cash and stock options*

Severance and Change-in-Control Benefits	*Provide financial security to Executive Officers and protect Company interests in the event of the termination of employment; promotes balanced analysis of strategic opportunities; attract and retain top executive talent.*	*Cash severance and acceleration of vesting of nonvested outstanding stock options*

Cash Compensation

The Company believes that annual cash compensation should be paid commensurate with executive talent and experience, and attained performance. Accordingly, our cash compensation consists of fixed base compensation, paid in the form of an annual base salary, and an annual incentive bonus program that is designed to motivate and serve as a reward for the Company's overall performance. The Compensation Committee supports management's compensation philosophy of moderate fixed compensation with the potential for significant bonuses for achieving performance-related goals. Base salary and bonus award decisions are made as part of the Company's structured annual review process. With the departure of our former President and Chief Executive Officer, the Compensation Committee determined to offer retention bonuses to the Company's senior management team in lieu of the annual incentive bonus, as further discussed below in "Retention Bonus Plan."

Base Salary. Base salaries are paid to our executive officers to provide an appropriate fixed component of compensation. The base salary paid to each executive officer generally reflects the officer's responsibilities, tenure, individual job performance, measurable contribution to our success, special circumstances, and pay levels of similar positions with comparable companies in the industry. Management and the Compensation Committee review the base salary of each executive officer, including the Chief Executive Officer, on an annual basis. When reviewing each executive officer's base salary, the Compensation Committee considers the level of responsibility and complexity of the executive officer's job, whether individual performance in the prior year was particularly strong or weak, how the executive officer's salary compares to the salaries of other Company executives, and salaries paid for the same or similar positions. In addition to these annual reviews, management and the Committee may, at any time, review the salary of an executive officer who has received a significant promotion, whose responsibilities have been increased significantly, or who is the object of competitive recruitment. Any adjustments are based on increases in the cost of living, job performance of the executive officer over time, and the expansion of duties and responsibilities, if any. No pre-determined weight or emphasis is placed on any one of these factors.

The following table summarizes the base salaries for each of the Named Executive Officers during the fiscal year ended September 30, 2010:

Name	Annual Base Salary Effective 10/01/2009	Adjustments	Annual Base Salary Effective 09/30/2010
Patrick J. Ramsey [(1)]	$300,000	—	$375,000
Anthony M. Sanfilippo [(2)]	$450,000	—	—
Adam D. Chibib	$250,000	—	$250,000
Uri L. Clinton	$250,000	—	$250,000
Mick D. Roemer	$200,000	—	$200,000
Virginia E. Shanks [(3)]	$250,000	—	$250,000

(1) Mr. Ramsey became the Company's President and Chief Executive Officer, effective September 19, 2010, and previously served as the Interim President and Chief Executive Officer since March 2010 and the Company's Chief Operating Officer of the Company since September 2008.

(2) On March 10, 2010, Mr. Sanfilippo, the Company's former President and Chief Executive Officer, resigned from the Company effective March 14, 2010.

(3) Ms. Shanks, the Company's former Chief Marketing Officer, resigned from the Company effective October 1, 2010.

The base salary for Mr. Ramsey, as the Company's President and Chief Executive Officer and previously as the Interim President and Chief Executive Officer, was the result of negotiations between the Company and Mr. Ramsey. The Company believes that Mr. Ramsey's salary is appropriate, competitive, and is necessary to attract the caliber of executive-level talent that Mr. Ramsey possesses. Mr. Ramsey's salary level was agreed to based upon the roles and positions he would be assuming with the Company.

Retention Bonus Plan. This year, with the departure of the Company's former President and Chief Executive Officer and as described on our Current Report on Form 8-K as filed with the SEC on March 15, 2010, the Company initiated a retention bonus program for certain of its senior executives with employment agreements in lieu of the annual target bonus set forth in their respective employment agreements and encompassed in the Company's annual incentive bonus program. Each executive was required to remain continuously in the employ of the Company and be employed by the Company on each applicable bonus payment date to receive his or her scheduled bonus. Applicable bonus payment dates included June 30, 2010, September 30, 2010 and December 31, 2010 and amounts under the retention bonus plan were generally 50%, 60% and 50%, respectively, of the respective senior executive's then-current base salary, except for Mr. Ramsey, as further set forth below. The September 30 payment was an assured payment in lieu of annual target bonus payments under the Company's annual incentive plan.

On October 5, 2010, the Company entered into agreements with certain members of senior management including Messrs. Chibib, Clinton and Roemer, which implemented the retention bonus plan. The June 30 and September 30 payments were consistent with, and the December 31, 2010 bonus was subject to, the terms of those retention agreements.

For our fiscal year ended September 30, 2010, the bonus opportunity and the amount paid in 2010 for our NEOs is reflected in the following table and in the "Summary Compensation Table." Also included in the table below is the December 31, 2010 payment.

Name	June 30, 2010 Award (% of then-current Base Salary)	September 30, 2010 Award (% of then-current Base Salary)	December 31, 2010 Award (% of then-current Base Salary)
Patrick J. Ramsey	50%	90%	50%
Adam D. Chibib	50%	60%	50%
Uri L. Clinton	50%	60%	50%
Mick D. Roemer	50%	60%	50%
Virginia E. Shanks[(1)]	50%	60%	—

(1) On September 14, 2010, Ms. Shanks, the Company's former Chief Marketing Officer, resigned from the Company effective October 1, 2010.

The retention bonus plan awards are reflected in the "Bonus" column in the Summary Compensation Table.

2011 Executive Cash Incentive Plan. On November 9, 2010, the Compensation Committee approved an Executive Cash Incentive Plan exclusively for 2011 in order to incent management to build shareholder value by achieving Company operating goals, after consultation with Compensia, Inc., or Compensia. Compensia was engaged directly by the Compensation Committee and provided input on the reasonableness of the 2011 Executive Cash Incentive Plan. The 2011 Executive Cash Incentive Plan implements the target and stretch bonus structure set forth in the respective employment agreements of each of our officers, including our named executive officers.

The 2011 Executive Cash Incentive Plan is comprised of two possible components, a target payment and a stretch payment. Alternative target and stretch payment goals are established to address the impact on the Company's operating results of regulatory activity in Alabama.

For the target payment, if the Company's operating goals are met for each of net income (loss), total cash flow and unit sales, the Company's officers shall be entitled to receive the target bonus pursuant to their respective employment agreements. If the Company fails to meet the operating goals, the target payment will be adjusted ratably downward, but in no event shall any target payment be paid if the Company fails to meet certain operating goals. The target payment shall not exceed $948,000, in the aggregate, for all officers.

For the stretch payment, if the Company exceeds the established operating goals for both net income and total cash flow, the officers shall be entitled to receive an amount over the aggregate target bonus pool of $948,000. The total incentive payments, including both target and stretch payments, shall not exceed $1,689,200, the maximum aggregate available bonus set forth in the employment agreements. The stretch payment will be paid from a stretch bonus pool funded incrementally from any amount over either net income or total cash flow.

The incentive payment for each of the officers is payable after fiscal year-end and after confirmation of achieved operating goals by the Compensation Committee. The Compensation Committee retains the discretion to modify or adjust operating goals, financial targets and bonus objectives based on its business judgment.

Equity Compensation Plan Information as of December 31, 2010

Plan Category[(1)]	Number of securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (#) (3)
Equity compensation plans approved by security holders [(2)]	6,302,298	$ 5.50	1,110,718
Equity compensation plans not approved by security holders [(2)]	60,000	$ 8.95	-
Total	6,362,298	$ 5.53	1,110,718

(1) Equity Compensation Plans are discussed in further detailed under "PART IV – Item 15. Exhibits and Financial Statement Schedules – Note 10. Shareholders' Equity" in the Company's Annual Report on Form 10-K.
(2) As of March 23, 2010, the Multimedia Games, Inc. Consolidated Equity Incentive Plan (the "Consolidated Plan") was approved by the Company's shareholders. The Consolidated Plan is comprised of shares already reserved under certain of the Company's prior equity compensation plans, including any equity compensation plan not approved by the Company's shareholders.
(3) The number of common shares available for future issuance pursuant to the Consolidated Plan equals the initial number of shares approved by the Company's shareholders, plus the amount of common shares subject to outstanding awards under certain of the Company's prior equity compensation plans that expire, are terminated or are canceled without having been exercised or settled in full.

Equity-Based Incentives

We provide our executive officers with long-term compensation in the form of equity-based incentives, which are intended to align the interests of our executive officers with the interest of the Company's shareholders by supporting the creation of long-term value for the organization, facilitate significant long-term retention, and be consistent with competitive market practices. Over time, it is the Compensation Committee's intent that equity-based compensation should represent a significant portion of each executive officer's total compensation, and the equity-based incentive vehicle we have used is stock options. Nonqualified and incentive stock options have been granted to the Company's executive officers and other employees. The Company expects to continue to issue stock options to new employees as they are hired, as well as to current employees as incentives from time to time. Our rationale for granting stock options is as follows:

- We believe that stock options and other equity-based awards such as stock appreciation rights are highly effective at aligning the long-term interests of our executive officers with the interests of our shareholders;
- The grant of stock options to executive officers assists us in achieving our growth and attaining our business objectives; and
- We regularly face significant legal, regulatory and competitive challenges to our business that require extraordinary commitments of time and expertise by our executive officers, who have met these challenges

and made these extraordinary commitments, largely because of their vested interest in rewards and incentive provided by the historical and prospective grant of stock options.

The Company's equity-based incentive awards are designed to comply with Section 162(m) of the IRS code to allow tax deductibility of the awards. Stock options are awarded under the Company's Consolidated Equity Incentive Plan, which was adopted by the Company's shareholders on March 23, 2010. The Consolidated Equity Incentive Plan is comprised of shares already reserved under certain of the Company's prior equity incentive plans, including the 2000, 2001 and 2002 Stock Option Plans, the 2003 Outside Directors Stock Plan and the 2008 Employment Inducement Award Plan. Individual grants of options are documented by stock option agreements which contain the specific terms and provisions pertaining to each grant, including vesting, option term, exercise price, and termination provisions. Options granted to the executive officers and other employees generally vest over four years and expire seven years from the date of grant. The exercise price of stock options granted to executive officers is equal to the market value of a share of Company common stock on the date of grant. Therefore, our executive officers will receive no benefit from the stock options unless the quoted market price of a share of common stock exceeds the exercise price.

Stock option grants to executive officers and other employees have historically consisted of a combination of incentive stock options, or ISOs, and nonqualified stock options, or NSOs. The use of ISOs has allowed recipients to take advantage of certain tax benefits the ISOs afford under Section 422 of the Internal Revenue Code (and any successor provision of the Code having a similar intent).

On September 14, 2009, after consultation with Hewitt Associates, the Compensation Committee approved an equity compensation program for senior management, which includes each of the NEOs currently employed by the Company. The program provides for an annual grant of an incentive stock option to purchase shares of the Company's common stock to each member of senior management, effective as of September 30, the last day of the Company's fiscal year. The amount and terms of each award will be based on the Chief Executive Officer's recommendation but determined by, and within the discretion of, the Compensation Committee. Annual awards will be granted and in an aggregate amount approximating twenty percent of the total equity awards members of senior management received upon joining the Company. In addition, the Compensation Committee will periodically review the need to make grants of stock options to the executive officers, typically based on recommendations from management. When approving the grants of stock options, the Compensation Committee considers, among other items, the number and terms of options previously granted, industry practices, the executive officer's level of responsibility and assumed potential stock value in the future.

The Compensation Committee believes the Equity Compensation Plan serves several important compensation objectives. It enhances the Company's ability to attract and retain experienced executive talent in the gaming and technology industry. The program also furthers the Company's compensation objective of strongly aligning executive focus with the interests of the Company's shareholders in increased enterprise value.

Options awarded under the Equity Compensation Plan will have a seven year term and will vest as to twenty-five percent (25%) of the award upon the first anniversary of grant, with the remainder vesting in equal quarterly installments for the succeeding three years. Awards will be made under existing Company equity compensation plans, and will be subject to shareholder approval of any required increases in shares reserved under such plans.

For Fiscal Year 2010, awards granted under the Equity Compensation Plan totaled 240,000 options, effective September 30, 2010, and included grants of 60,000 options to each of Messrs. Chibib, Clinton, Roemer and Aviles.

On September 19, 2010, in connection with the appointment of Mr. Ramsey as the Company's President and Chief Executive Officer, the Compensation Committee granted Mr. Ramsey 700,000 stock options under the Company's Consolidated Equity Incentive Plan Company and pursuant to Mr. Ramsey's amended and restated employment agreement. These grants were made to provide an immediate incentive for Mr. Ramsey to focus on the creation of shareholder value. In addition, the Company believes the level of this equity award was necessary to retain Mr. Ramsey as President and Chief Executive Officer. Details of Mr. Ramsey's stock option grant are provided below in the section titled "Potential Payments upon Termination or Change-in-Control."

Other than the stock option awards described above, none of the other Named Executive Officers received grants of stock options or any other form of equity-based incentives during the fiscal year ended September 30, 2010.

The Company does not currently maintain required levels of stock ownership by the executive officers. The Company has adopted "Procedures and Guidelines Governing Securities Trades by Company Personnel," in order to comply with federal and state securities laws governing (a) trading in Company securities while in the possession of "material nonpublic information" concerning the Company, and (b) tipping or disclosing material nonpublic information to outsiders. In order to prevent even the appearance of improper trading or tipping, the Company has adopted this policy for all of its directors, officers and employees, venture capital and other entities (such as trusts and corporations) over which such employees, officers or directors have or share voting or investment control and specially designated outsiders who have access to the Company's material nonpublic information

Excise Tax Gross-Ups

The Compensation Committee has determined that all material restatements of any employment agreement with any executive officer shall be renegotiated in order to remove any excise tax gross-up provision. The Company specifically removed such a provision from the amended and restated agreements for Mr. Ramsey, Mr. Chibib and Joaquin Aviles, the Company's Vice President of Technology, during calendar year 2010, while renegotiating such agreements for changes in responsibility and salary for Mr. Ramsey, Mr. Chibib, and Mr. Aviles. The Company has determined not to enter into future agreements providing excise tax gross-ups and has determined to remove such provisions in existing agreements when any material terms or conditions are in such agreements are renegotiated.

Benefit Programs and Perquisites

We provide our executive officers with benefits that are intended to be a part of a competitive total compensation package and that will permit us to attract and retain highly-qualified executives. These benefits include health and welfare benefits, and a retirement and savings plan. Each of these benefits is described below.

Health and Welfare Benefits. The Company's benefits program is designed to provide employees (including the executive officers) and their families with security and well being, and is an important part of the total compensation package. These benefits are divided into the following major categories:

- Health Care Benefits – medical, dental and vision insurance coverage;
- Life and Disability Benefits – basic, optional life and accident insurance as well as short and long-term disability coverage;
- Flexible Spending Accounts – health care and dependent care tax-free accounts; and
- Work Life Benefits – employee assistance with everyday issues, financial and legal issues, parenting, childcare, education and elder care.

The executive officers participate in these benefits programs on the same relative basis as our other employees.

Retirement and Savings. The Company maintains an employee retirement and savings plan pursuant to Section 401(k) of the Internal Revenue Code, or the 401(k) Plan. The purpose of the 401(k) Plan is to permit employees, including executive officers, to accumulate funds for retirement on a tax-advantaged basis. Specifically, the 401(k) Plan permits each eligible employee to contribute on a pre-tax basis a portion of his compensation to the 401(k) Plan (for calendar year 2010, the maximum amount of compensation that may be contributed to the 401(k) Plan was $16,500). During the fiscal year ended September 30, 2010, the Company made a matching contribution to the 401(k) Plan that is equal to 50% of the first 4% of compensation contributed by employees to the 401(k) Plan.

The Company does not maintain a tax-qualified defined benefit retirement plan. In addition, the Company does not maintain any non qualified supplemental retirement plans or deferred compensation plans for the executive officers.

Perquisites. The Company does not provide perquisites to executive officers.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

The Company is party to employment agreements with its current executive officers, including the Named Executive Officers, but excluding both Mr. Sanfilippo, who tendered his resignation effective March 14, 2010, and Ms. Shanks, who tendered her resignation effective October 1, 2010. In connection with Mr. Sanfilippo's departure from the Company, the Company executed a Resignation and Separation Agreement with Mr. Sanfilippo, dated March 14, 2010, which provided for Mr. Sanfilippo's continued service to the Company's Board of Directors of Directors as well as the termination of vesting for Mr. Sanfilippo's unvested equity interests, effective as of March 31, 2010. The Resignation and Separation Agreement was filed as Exhibit 10.1 to our Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 15, 2010.

The following paragraphs provide summaries of the agreements with each of the current Named Executive Officers.

Agreements with Patrick J. Ramsey. On September 19, 2010, the Company entered into an amended and restated executive employment agreement with Mr. Ramsey, which sets forth certain terms and conditions relating to his employment as the Company's President and Chief Executive Officer. Mr. Ramsey's amended and restated employment agreement provides that he will receive an annual base salary of $375,000, subject to covenants in the amended and restated employment agreement and in an Agreement Regarding Proprietary Developments, Confidential Information and Non-Solicitation. Mr. Ramsey's annual salary will be subject to an annual review by the Board of Directors of Directors or Compensation Committee. In addition, Mr. Ramsey has an opportunity to earn an annual bonus equal to 100% of his base salary upon achievement of certain performance targets approved by the Company's Board of Directors of Directors, and up to a maximum of 200% of his base salary for overachievement of such performance targets. The amended and restated employment agreement also specifies that Mr. Ramsey will be eligible to enroll in the Company's benefit programs and vacation policies as they are established from time-to-time for senior-level executive employees.

Pursuant to the amended and restated employment agreement, on September 19, 2010 the Company granted Mr. Ramsey 700,000 stock options pursuant to the Company's Consolidated Equity Incentive Plan. The options became immediately exercisable, but are subject to vesting over four years. Specifically, one-fourth (1/4) of the options vest on September 19, 2011 and the remaining options vest in equal quarterly installments until fully vested. Pursuant to Mr. Ramsey's initial employment agreement, on September 14, 2008, the Company granted Mr. Ramsey 300,000 stock options pursuant to the Company's 2008 Employment Inducement Award Plan. The options became immediately exercisable, but are subject to vesting over four years. Specifically, one-fourth (1/4) of the options vested on September 14, 2009 and the remaining options vest in equal quarterly installments until fully vested.

Mr. Ramsey will serve as President and Chief Executive Officer until his successor is chosen and qualified or until his death, resignation, retirement, disqualification or removal. In the event of Mr. Ramsey's death or disability, voluntary termination, or termination for cause (each as defined within the employment agreement), he shall not be entitled to receive any severance, other than accrued but unpaid salary, vacation, vested benefits, and unreimbursed expenses. Further, the Company's other obligations under the employment agreement shall cease. In the event of Mr. Ramsey's termination without cause or his termination of employment for good reason (each as defined within the employment agreement), the Company shall pay Mr. Ramsey two years of base salary continuation and two years of target bonus; and if Mr. Ramsey elects to continue health coverage under COBRA, the Company will pay the premiums in an amount sufficient to maintain the level of health benefits in effect on his last day of employment, for a period of up to one year after the termination. The same termination benefits would apply in the event of Mr. Ramsey's termination without cause or his termination for good reason, within one year following a change of control (as defined within the employment agreement). In addition, stock options granted to Mr. Ramsey would become fully vested in the event of his termination without cause or his termination for good reason, within one year following a change of control. The Company's obligation to provide the severance benefits set forth above is contingent upon Mr. Ramsey's execution of a mutual release of claims satisfactory to the Company.

Agreements with Adam D. Chibib. On October 31, 2010, the Company entered into an amended and restated executive employment agreement with Mr. Chibib which amended and restated Mr. Chibib's original executive employment agreement. Mr. Chibib's amended and restated employment agreement provides that he will receive an annual base salary of $325,000, subject to covenants in the amended and restated employment agreement and in an Agreement Regarding Proprietary Developments, Confidential Information and Non-Solicitation. The annual salary will be subject to an annual review by the Company's Chief Executive Officer. In addition, he has an opportunity to earn an annual bonus equal to 60% of his base salary upon achievement of certain performance targets approved by the Company's Chief Executive Officer, and up to a maximum of 100% of his base salary for overachievement of such performance targets. The amended and restated employment agreement also specifies that Mr. Chibib will be eligible to enroll in the Company's benefit programs and vacation policies as they are established from time-to-time for senior-level executive employees.

Mr. Chibib will serve as Senior Vice President and Chief Financial Officer until his successor is chosen and qualified or until his death, disability, resignation, retirement, disqualification or removal. In the event of Mr. Chibib's death or disability, voluntary termination, or termination for cause (each as defined within the employment agreement), he shall not be entitled to receive any severance, other than accrued but unpaid salary, vacation, vested benefits, and unreimbursed expenses. Further, the Company's other obligations under the employment agreement shall cease. In the event of Mr. Chibib's termination without cause or his termination of employment for good reason (each as defined within the employment agreement), the Company shall pay Mr. Chibib two years of base salary continuation and two years of target bonus; and if Mr. Chibib elects to continue health coverage under COBRA, the Company will pay the premiums in an amount sufficient to maintain the level of health benefits in effect on his last day of employment, for a period of up to one year after the termination. The same termination benefits would apply in the event of Mr. Chibib's termination without cause or his termination for good reason, within one year following a change of control (as defined within the employment agreement). In addition, stock options granted to Mr. Chibib would become fully vested in the event of his termination without cause or his termination for good reason, within one year following a change of control. The Company's obligation to provide the severance benefits set forth above is contingent upon Mr. Chibib's execution of a mutual release of claims satisfactory to the Company.

On October 5, 2010, the Company entered into a Retention Agreement with Mr. Chibib in order to implement the retention bonus plan recommended by the Compensation Committee and approved by the full Board of Directors of Directors.

Pursuant to Mr. Chibib's initial employment agreement, which was effective as of February 10, 2009, Mr. Chibib was eligible for a separate discretionary bonus in an amount up to but not exceeding $20,000 per quarter during his first year of employment, based upon criteria for quarterly objectives as set by the Company's Chief Executive Officer. Pursuant to the original employment agreement, on February 10, 2009, the Company granted Mr. Chibib 250,000 stock options pursuant to the Company's 2008 Employment Inducement Award Plan. The options became immediately exercisable, but are subject to vesting over four years. Specifically, one-fourth (1/4) of the options vested on February 10, 2010, and the remaining options vest in equal quarterly installments until fully vested.

Agreements with Uri L. Clinton. On December 30, 2010, the Company and Mr. Clinton entered into an amendment of Mr. Clinton's Executive Employment Agreement in order to cause such agreement to be in compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and on October 5, 2010, the Company entered into a Retention Agreement with Mr. Clinton in order to implement the retention bonus plan recommended by the Compensation Committee and approved by the full Board of Directors of Directors.

On August 16, 2008, the Company entered into an executive employment agreement with Mr. Clinton, which sets forth certain terms and conditions relating to his employment as the Company's General Counsel. Mr. Clinton's employment agreement provides that he will receive an annual base salary of $250,000, subject to covenants in the employment agreement and in an Agreement Regarding Proprietary Developments, Confidential Information and Non-Solicitation. The annual salary will be subject to an annual review by the Company's Chief Executive Officer. In addition, he has an opportunity to earn an annual bonus equal to 60% of his base salary upon achievement of certain performance targets approved by the Company's Chief Executive Officer, and up to a maximum of 100% of his base salary for overachievement of such performance targets. The employment agreement also specifies that Mr. Clinton will be eligible to enroll in the Company's benefit programs and vacation policies as they are established from time-to-time for senior-level executive employees.

Pursuant to the employment agreement, on August 16, 2008 the Company granted Mr. Clinton 250,000 stock options pursuant to the Company's 2008 Employment Inducement Award Plan. The options became immediately exercisable, but are subject to vesting over four years. Specifically, one-sixteenth (1/16) of the option vested on November 16, 2008, with the remaining options vesting one-sixteenth (1/16) quarterly until fully vested.

Mr. Clinton will serve as Senior Vice President, General Counsel and Corporate Secretary until his successor is chosen and qualified or until his death, resignation, retirement, disqualification or removal. Effective as of December 31, 2008, the Company entered into a First Amendment to Executive Employment Agreement with Mr. Clinton, which amended certain provisions of the original employment agreement relating to 409A and certain termination provisions. In the event of Mr. Clinton's death or disability, voluntary termination, or termination for cause (each as defined within the employment agreement), he shall not be entitled to receive any severance, other than accrued but unpaid salary, vacation, vested benefits, and unreimbursed expenses. Further, the Company's other obligations under the employment agreement shall cease. In the event of Mr. Clinton's termination without cause or his termination of employment for good reason (each as defined within the employment agreement and as set forth in the First Amendment), the Company shall pay Mr. Clinton two years of base salary continuation and two years of target bonus; and if Mr. Clinton elects to continue health coverage under COBRA, the Company will pay the premiums in an amount sufficient to maintain the level of health benefits in effect on his last day of employment, for a period of up to one year after the termination. The same termination benefits would apply in the event of Mr. Clinton's termination without cause or his termination for good reason, within one year following a change of control (as defined within the employment agreement). In addition, stock options granted to Mr. Clinton would become fully vested in the event of his termination without cause or his termination for good reason, within one year following a change of control. The Company's obligation to provide the severance benefits set forth above is contingent upon Mr. Clinton's execution of a mutual release of claims satisfactory to the Company. Mr. Clinton is eligible to receive a gross-up payment in the event that any payment by the Company to or for the benefit of Mr. Clinton is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code.

Agreements with Mick D. Roemer. On December 30, 2010, the Company and Mr. Roemer entered into an amendment of Mr. Roemer's Executive Employment Agreement in order to cause such agreement to be in compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and on October 5, 2010, the Company entered into a Retention Agreement with Mr. Roemer in order to implement the retention bonus plan recommended by the Compensation Committee and approved by the full Board of Directors of Directors.

On January 12, 2009, the Company entered into an executive employment agreement with Mr. Roemer, which sets forth certain terms and conditions relating to his employment as Senior Vice President of Sales of the Company. Mr. Roemer's employment agreement provides that he will receive an annual base salary of $200,000, subject to covenants in the employment agreement and in an Agreement Regarding Proprietary Developments, Confidential Information and Non-Solicitation. The annual salary will be subject to an annual review by the Company's Chief Executive Officer. In addition, he is entitled to receive a quarterly incentive bonus upon the achievement of new sales and new placement goals mutually agreed to by and between Mr. Roemer and the Company's Chief Executive Officer for each quarter. The incentive bonus shall not exceed $100,000 in any individual twelve (12) month period. In addition to the incentive bonus, Mr. Roemer has an opportunity to earn an annual bonus equal to 60% of his base salary upon achievement of certain performance targets approved by the Company's Chief Executive Officer, and up to a maximum of 100% of his base salary for overachievement of such performance targets. The employment agreement also specifies that Mr. Roemer will be eligible to enroll in the Company's benefit programs and vacation policies as they are established from time-to-time for senior-level executive employees.

Pursuant to the employment agreement, the Company granted Mr. Roemer 200,000 stock options pursuant to the Company's 2008 Employment Inducement Award Plan. The options became immediately exercisable, but are subject to vesting over four years. Specifically, one-fourth (1/4) of the options vested on the first anniversary of the grant date and the remaining options vest in equal quarterly installments until fully vested.

Mr. Roemer will serve as Senior Vice President of Sales until his successor is chosen and qualified or until his death, resignation, retirement, disqualification or removal. In the event of Mr. Roemer's death or disability, voluntary termination, or termination for cause (each as defined within the employment agreement), he shall not be entitled to receive any severance, other than accrued but unpaid salary, vacation, vested benefits, and unreimbursed expenses. Further, the Company's other obligations under the employment agreement shall cease. In the event of Mr. Roemer's termination without cause or his termination of employment for good reason (each as defined within the employment agreement and as set forth in the First Amendment), the Company shall pay Mr. Roemer two years of base salary continuation and two years of target bonus and if Mr. Roemer elects to continue health coverage under COBRA, the Company will pay the premiums in an amount sufficient to maintain the level of health benefits in effect on his last day of employment, for a period of up to one year after the termination. The same termination benefits would apply in the event of Mr. Roemer's termination without cause or his termination for good reason, within one year following a change of control (as defined within the employment agreement). In addition, stock options granted to Mr. Roemer would become fully vested in the event of his termination without cause or his termination for good reason, within one year following a change of control. The Company's obligation to provide the severance benefits set forth above is contingent upon Mr. Roemer's execution of a mutual release of claims satisfactory to the Company. Mr. Roemer is eligible to receive a gross-up payment in the event that any payment by the Company to or for the benefit of Mr. Roemer is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code.

Change-in-Control Benefits. Generally, the Company does not provide executive officers with any special benefits that are triggered solely upon a change-in-control. However, upon a change-in-control, virtually all of the

Company's outstanding stock options held by our executive officers become fully vested if such options are neither assumed nor continued pursuant to the change of control. Change-in-control generally refers to certain corporate transactions involving the Company such as a merger or consolidation, sale of assets, dissolution or the acquisition by any person of at least 51% of our voting stock. The Compensation Committee believes that for senior executives, including the Named Executive Officers, accelerated vesting of stock options in the event of a change-in-control is generally appropriate because in some change-in-control situations, equity of the target company is cancelled making immediate acceleration necessary in order to preserve the value of the option grants. In addition, the Company relies on long-term incentive awards to provide our executive officers with the opportunity to accumulate substantial resources to fund their retirement income, and the Compensation Committee believes that a change–in-control event is an appropriate liquidation point for awards designed for such purpose.

Potential Termination Payments

This section describes and quantifies potential payments that may be made or benefits that may provided to each Named Executive Officer at, following, or in connection with the resignation, severance, retirement, or other termination of the Named Executive Officer or a change of control of the Company. For this purpose, it is assumed that each of the foregoing events occurred on the last day of the Company's fiscal year ended September 30, 2010. The determination of potential payments and benefits is based on specific factors and assumptions which are further discussed below. Since these factors and assumptions are subject to change, the payments and benefits that may actually be made to a Named Executive Officer may differ materially from the payments and benefits disclosed in this section.

Potential termination payment values are not provided for Mr. Sanfilippo, who terminated employment with the Company before September 30, 2010. Additionally the Company executed a Resignation and Separation Agreement with Mr. Sanfilippo, dated March 14, 2010, which provided for Mr. Sanfilippo's continued service to the Company's Board of Directors of Directors as well as the termination of vesting for Mr. Sanfilippo's unvested equity interests as of March 31, 2010. The Resignation and Separation Agreement was filed as Exhibit 10.1 to our Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 15, 2010. Ms. Shanks terminated her employment effective October 1, 2010 and her potential termination values as of September 30, 2010 are set forth below.

Patrick J. Ramsey

Termination Event	Cash Severance ($)	Acceleration and Other Benefits from Stock Options (1) ($)	Other (2) ($)	Total ($)
Retirement	—	—	—	—
Death or Disability	—	—	—	—
Voluntary Resignation	—	—	—	—
Termination for Cause	—	—	—	—
Involuntary Termination without Cause, or Voluntary Resignation for Good Reason (3)	1,500,000	—	10,216	1,510,216
Change in Control without Termination	—	—	—	—
Termination without Cause following a Change in Control (3)	1,500,000	—	10,216	1,510,216

(1) If the options are neither assumed nor continued pursuant to a change of control; or, within one year of a change of control, if Mr. Ramsey is terminated without cause or resigns for good reason, all of Mr. Ramsey's stock options would immediately vest, however, the strike price of Mr. Ramsey's unvested options do not exceed the Company's closing share price of $3.70 on September 30, 2010 and there therefore would be no aggregate in-the-money value of all nonvested outstanding stock options as of September 30, 2010.

(2) If Mr. Ramsey elects to continue health coverage under COBRA, for a period of up to one year after termination, the Company will pay Mr. Ramsey's premiums, in an amount sufficient to maintain the level of health benefits in effect on Mr. Ramsey's last day of employment.

(3) Represents two year base salary continuation and two year target bonus.

Adam D. Chibib

Termination Event	Cash Severance ($)	Acceleration and Other Benefits from Stock Options (1) ($)	Other (2) (3)($)	Total ($)
Retirement	—	—	—	—
Death or Disability	—	—	—	—
Voluntary Resignation	—	—	—	—
Termination for Cause	—	—	—	—
Involuntary Termination without Cause, or Voluntary Resignation for Good Reason(4)	800,000	—	10,216	810,216
Change in Control without Termination	—	—	—	—
Termination without Cause following a Change in Control(4)	800,000	310,938	10,216	1,121,154

(1) The amounts reflect the aggregate in-the-money value of all nonvested outstanding stock options, based on the Company's closing share price of $3.70 on September 30, 2010. If the options are neither assumed nor continued pursuant to a change of control; or, within one year of a change of control, if Mr. Chibib is terminated without cause or resigns for good reason, all of Mr. Chibib's stock options would immediately vest.

(2) If Mr. Chibib elects to continue health coverage under COBRA, for a period of up to one year after termination, the Company will pay Mr. Chibib's premiums, in an amount sufficient to maintain the level of health benefits in effect on Mr. Chibib's last day of employment.

(3) Pursuant to Mr. Chibib's previous employment agreement, Mr. Chibib was eligible to receive a gross-up payment in the event that any payment by the Company to or for the benefit of Mr. Chibib is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code as of September 30, 2010. Mr. Chibib has executed an amended and restated employment agreement and is no longer eligible to receive a gross-up payment.

(4) Represents two year base salary continuation and two year target bonus.

Uri L. Clinton

Termination Event	Cash Severance ($)	Acceleration and Other Benefits from Stock Options (1) ($)	Other (2) (3) ($)	Total ($)
Retirement	—	—	—	—
Death or Disability	—	—	—	—
Voluntary Resignation	—	—	—	—
Termination for Cause	—	—	—	—
Involuntary Termination without Cause, or Voluntary Resignation for Good Reason (4)	800,000	—	13,004	813,004
Change in Control without Termination	—	—	—	—
Termination without Cause following a Change in Control (4)	800,000	—	13,004	813,004

(1) If the options are neither assumed nor continued pursuant to a change of control; or, within one year of a change of control, if Mr. Clinton is terminated without cause or resigns for good reason, all of Mr. Clinton's stock options would immediately vest, however, the strike price of Mr. Clinton's unvested options do not exceed the Company's closing share price of $3.70 on September 30, 2010 and there therefore would be no aggregate in-the-money value of all nonvested outstanding stock options as of September 30, 2010.

(2) If Mr. Clinton elects to continue health coverage under COBRA, for a period of up to one year after termination, the Company will pay Mr. Clinton's premiums, in an amount sufficient to maintain the level of health benefits in effect on Mr. Clinton's last day of employment.

(3) Mr. Clinton is eligible to receive a gross-up payment in the event that any payment by the Company to or for the benefit of Mr. Clinton is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code.

(4) Represents two year base salary continuation and two year target bonus.

Mick D. Roemer

Termination Event	Cash Severance ($)	Acceleration and Other Benefits from Stock Options (1) ($)	Other (2) (3) ($)	Total ($)
Retirement	—	—	—	—
Death or Disability	—	—	—	—
Voluntary Resignation	—	—	—	—
Termination for Cause	—	—	—	—
Involuntary Termination without Cause, or Voluntary Resignation for Good Reason (4)	640,000	—	11,559	651,559
Change in Control without Termination	—	—	—	—
Termination without Cause following a Change in Control (4)	640,000	168,750	11,559	820,309

(1) The amounts reflect the aggregate in-the-money value of all nonvested outstanding stock options, based on the Company's closing share price of $3.70 on September 30, 2010. If the options are neither assumed nor continued pursuant to a change of control; or, within one year of a change of control, if Mr. Roemer is terminated without cause or resigns for good reason, all of Mr. Clinton's stock options would immediately vest.

(2) If Mr. Roemer elects to continue health coverage under COBRA, for a period of up to one year after termination, the Company will pay Mr. Roemer's premiums, in an amount sufficient to maintain the level of health benefits in effect on Mr. Roemer's last day of employment.

(3) Mr. Roemer is eligible to receive a gross-up payment in the event that any payment by the Company to or for the benefit of Mr. Roemer is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code.

(4) Represents two year base salary continuation and two year target bonus.

Virginia E. Shanks (1)

Termination Event	Cash Severance ($)	Acceleration and Other Benefits from Stock Options (2) ($)	Other (3) (4) ($)	Total ($)
Retirement	—	—	—	—
Death or Disability	—	—	—	—
Voluntary Resignation	—	—	—	—
Termination for Cause	—	—	—	—
Involuntary Termination without Cause, or Voluntary Resignation for Good Reason (5)	800,000	—	8,704	808,704
Change in Control without Termination	—	—	—	—
Termination without Cause following a Change in Control (5)	800,000	—	8,704	808,704

(1) Ms. Shanks terminated her employment effective October 1, 2010 and the information contained in this table assumes that each of the events occurred on the last day of the Company's fiscal year ended September 30, 2010.

(2) If the options are neither assumed nor continued pursuant to a change of control; or, within one year of a change of control, if Ms. Shanks is terminated without cause or resigns for good reason, all of Ms. Shanks' stock options would immediately vest, however, the strike price of Ms. Shanks' unvested options do not exceed the Company's closing share price of $3.70 on September 30, 2010 and there therefore would be no aggregate in-the-money value of all nonvested outstanding stock options as of September 30, 2010.

(3) If Ms. Shanks elected to continue health coverage under COBRA, for a period of up to one year after termination, the Company would pay Ms. Shanks' premiums, in an amount sufficient to maintain the level of health benefits in effect on Ms. Shanks' last day of employment.

(4) Ms. Shanks was eligible to receive a gross-up payment in the event that any payment by the Company to or for the benefit of Ms. Shanks was subject to the excise tax imposed by Section 4999 of the Internal Revenue Code.

(5) Represents two year base salary continuation and two year target bonus.

Compliance with Internal Revenue Code Section 162(m). Section 162(m) of the Internal Revenue Code restricts deductibility of executive compensation paid to our Chief Executive Officer and each of the four other most highly compensated executive officers holding office at the end of any year to the extent such compensation exceeds $1,000,000 for any of such officers in any year and does not qualify for an exception under Section 162(m) or related regulations. The Compensation Committee's policy is to qualify its executive compensation for deductibility under applicable tax laws to the extent practicable. Income related to stock options granted under our equity compensation plans generally qualifies for an exemption from these restrictions imposed by Section 162(m). In the future, the Compensation Committee will continue to evaluate the advisability of qualifying its executive compensation for full deductibility.

COMPENSATION COMMITTEE REPORT

We, the Compensation Committee of the Board of Directors of Directors, have reviewed and discussed the foregoing Compensation Discussion and Analysis with the management of the Company. Based on such review and discussion, we are of the opinion that the executive compensation policies and plans provide appropriate compensation to properly align the Company's performance and the interests of its shareholders through the use of competitive and equitable executive compensation in a balanced and reasonable manner, for both the short and long-term. Accordingly, we have recommended to the Board of Directors of Directors that the foregoing Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended September 30, 2010, and in the proxy statement relating to the Company's 2011 Annual Meeting of Shareholders.

Submitted by the Compensation Committee of the Board of Directors of Directors:

COMPENSATION COMMITTEE

Neil E. Jenkins, Chairman of the Compensation Committee
Justin A. Orlando
Timothy S. Stanley

Summary Compensation Table

The following summary compensation table sets forth information concerning aggregate compensation earned by or paid to (i) the individuals serving as our Chief Executive Officers during our 2010 fiscal year, (ii) the individual serving as our Chief Financial Officer during our 2010 fiscal year, and (iii) our three other highly compensated executive officers who served in such capacities at the end of fiscal year 2010. We refer to these individuals as our "Named Executive Officers."

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(2)	Stock Awards ($)	Stock Option Awards (1) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation (3) ($)	Total ($)
Patrick J. Ramsey[4]	2010	338,943	592,500	—	1,416,520	—	—	17,707	2,365,669
President and Chief Executive	2009	300,000	—	—	176,903	180,000	—	79,178	736,081
Officer	2008	—	—	—	—	—	—	—	—
Anthony M. Sanfilippo[5]	2010	207,692	—	—	—	—	—	4,702	212,395
Former President and Chief	2009	450,000	—	—	816,480	675,000	—	24,203	1,965,683
Executive Officer	2008	121,154	181,731	—	211,610	—	—	30,844	545,339
Adam D. Chibib[6]	2010	250,000	295,000	—	116,688	—	—	168	661,857
Senior Vice President and	2009	152,885	55,000	—	296,844	91,730	—	—	596,459
Chief Financial Officer	2008	—	—	—	—	—	—	—	—
Uri L. Clinton[7]	2010	250,000	275,000	—	116,688	—	—	52,504	694,193
Senior Vice President, General	2009	250,000	—	—	204,120	150,000	—	93,244	697,364
Counsel and Corporate Secretary	2008	—	—	—	—	—	—	—	—
Mick D. Roemer[8]	2010	200,000	290,000	—	116,688	—	—	2,177	558,865
Senior Vice President - Sales	2009	—	—	—	—	—	—	—	—
	2008	—	—	—	—	—	—	—	—
Virginia E. Shanks[9]	2010	250,000	275,000	—	—	—	—	1,680	526,680
Senior Vice President and Chief	2009	250,000	—	—	163,296	150,000	—	11,035	574,331
Marketing Officer	2008	—	—	—	—	—	—	—	—

(1) Amounts disclosed in the "Option Awards" column relate to grants of stock options made under one or more of the Company's stock option plans (See "Executive Compensation" on page 21). With respect to each stock option grant, the amounts disclosed generally reflect the fair value of option awards as of the grant date for all options issued in the respective fiscal year, disregarding any estimate of forfeitures related to serviced-based vesting conditions, in accordance with ASC Topic 718 "Compensation-Stock Comparison" (formerly SFAS No. 123(R) "Share Based Payment"). Generally, ASC Topic 718 "Compensation-Stock Comparison" (formerly SFAS No. 123(R) "Share Based Payment") requires the full grant-date fair value of a stock option award to be amortized and recognized as compensation cost over the service period that relates to the award. Note 1, "Summary of Significant Accounting Policies," in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2010 sets forth the relevant assumptions used to determine the valuation of our stock option awards.

(2) Includes all payments paid under the Retention Plan paid or earned during fiscal year 2010. All compensation earned for fiscal year ended September 30, 2010 was paid in fiscal 2010, except amounts paid under the Retention Plan for the September 30, 2010 payment. Bonuses earned on September 30, 2009 pursuant to the Company's 2009 Management Bonus Plan are included in the 2009 fiscal year.

(3) Amounts disclosed in the "All Other Compensation" column for Mr. Ramsey include the following: Company contributions to the 401(k) Plan account of $2,333 and $12,593, during fiscal year 2010 and fiscal year 2009, respectively; Company contributions for group term life insurance for Mr. Ramsey of $196 during fiscal year 2010; automobile reimbursement of $3,461 and $2,833 during fiscal year 2010 and fiscal year 2009, respectively; reimbursements to Mr. Ramsey's former employer of $1,031 during fiscal year 2010; a tax reimbursement of $10,154 during fiscal year 2010; and $502 for reimbursement for airfare for Mr. Ramsey's spouse to attend a customer event during fiscal year 2010 as well as the following expenses during fiscal year 2009: relocation expense reimbursement of $50,006; commuting expense of $1,633; and rent reimbursement of $12,083. Amounts for Mr. Sanfilippo for fiscal year 2009 include the following: Company contributions to the 401(k) Plan account of $16,123 and an insurance reimbursement of $8,050. Amounts for Mr. Clinton include the following: Company contributions to the 401(k) Plan account of $1,731 and $12,587 during fiscal year 2010 and fiscal year 2009, respectively; Company contributions for group term life insurance for Mr. Clinton of $125 during fiscal year 2010; a tax reimbursement of $16,353 for fiscal year 2010, a tuition reimbursement owed by Mr. Clinton to his former employer of $34,266 and $65,026 during fiscal years 2010 and 2009, respectively; and a relocation expense reimbursement of $15,601 during fiscal year 2009. Amounts for Ms. Shanks for fiscal year 2009 include Company contributions to the 401(k) Plan account of $11,005. Amounts for Mr. Ramsey, Mr. Clinton and Ms. Shanks include a $30 gift card provided to all employees at Thanksgiving during fiscal years 2009 and 2010, as applicable.

(4) Mr. Ramsey commenced his employment with the Company effective September 14, 2008. Effective September 14, 2010, Mr. Ramsey was appointed President and Chief Executive Officer, and previously served as the Interim President and Chief Executive Officer since March 2010 and Chief Operating Officer of the Company since September 2008. In connection with his appointment as Interim President and Chief Executive Officer, Mr. Ramsey's base salary was increased to $375,000. In connection with his appointment as President and Chief Executive Officer, Mr. Ramsey received a $67,500 bonus and 700,000 shares on September 19, 2010, which had a grant date fair value for each option award of $1,416,520 (computed in accordance with ASC Topic 718 "Compensation-Stock Comparison" (formerly SFAS No. 123(R) "Share Based Payment")).

(5) Mr. Sanfilippo commenced his employment with the Company effective June 15, 2008. In recognition of his service during fiscal year 2008, he was awarded a pro-rata bonus under the terms of his employment agreement. Effective March 14, 2010, Mr. Sanfilippo resigned as President and Chief Executive Officer and ceased to be an executive officer of the Company. Mr. Sanfilippo continued to serve on the Board of Directors of the Company until the 2011 Annual Meeting of Shareholders.

(6) Mr. Chibib commenced his employment with the Company in February 10, 2009. In recognition of his service during fiscal year 2009, he was awarded a pro-rata bonus under the terms of his employment agreement as well as a sign-on bonus of $15,000. Pursuant to his employment agreement, Mr. Chibib was also entitled to receive $20,000 per quarter based on quarterly performance objectives during his first year of employment with the Company; Mr. Chibib received $40,000 in fiscal year 2009 and $20,000 in fiscal year 2010.

(7) Mr. Clinton commenced his employment with the Company effective August 16, 2008.

(8) Mr. Roemer commenced his employment with the Company effective January 12, 2009 and was not a named executive officer of the Company in fiscal year 2009. Pursuant to his employment agreement, Mr. Roemer is entitled to receive a quarterly incentive bonus upon achievement of sales and placement goals, not to exceed $100,000 in any individual twelve month period. In fiscal year 2010, Mr. Roemer received $70,000 as incentive bonus.

(9) Ms. Shanks commenced her employment with the Company effective July 22, 2008. Effective October 1, 2010, Ms. Shanks resigned as Chief Marketing Officer and ceased to be an executive officer of the Company.

Grants of Plan-Based Awards in Our Fiscal Year Ended September 30, 2010

The following table provides information regarding grants of plan-based awards made to each of the Named Executive Officers during the fiscal year ended September 30, 2010.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Date Award Approved	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Options Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (1)
Mr. Ramsey[2]	9/19/2010	9/13/2010	—	700,000	3.85	1,416,520
Mr. Sanfilippo	—	—	—	—	—	—
Mr. Chibib[3] [4]	9/30/2010	9/13/2010	—	60,000	3.70	116,688
Mr. Clinton[3] [4]	9/30/2010	9/13/2010	—	60,000	3.70	116,688
Mr. Roemer[3] [4]	9/30/2010	9/13/2010	—	60,000	3.70	116,688
Ms. Shanks[5]	—	—	—	—	—	—

(1) The amounts disclosed in the "Grant date fair value of stock and option awards" column were computed in accordance with ASC Topic 718 "Compensation-Stock Comparison" (formerly SFAS No. 123(R) "Share Based Payment").

(2) On September 13, 2010, the Board of Directors, upon recommendation of the Compensation Committee, approved an option to purchase 700,000 shares for Mr. Ramsey pursuant to his Amended and Restated Executive Employment Agreement. The options are immediately exercisable, but will vest 25% after one year, and will continue to vest in equal quarterly installments during each of the following three years. All awards were issued under the Company's Consolidated Equity Incentive Plan.

(3) On September 13, 2010, the Compensation Committee of the Board of Directors approved an award to each of Messrs. Chibib, Clinton and Roemer of incentive stock options, or ISOs, pursuant to the Company's evergreen policy. The options are granted as of the last day of the Company's fiscal year and are immediately exercisable, but will vest 25% after one year, and will continue to vest in equal quarterly installments during each of the following three years. All awards were issued under the Company's Consolidated Equity Incentive Plan.

(4) On March 14, 2010, the Compensation Committee recommended and the Company's full Board of Directors approved a retention bonus plan for members of senior management after the Company's President and Chief Executive Officer resigned, and on October 5, 2010, the Company entered into Incentive Bonus Agreements with each of Messrs. Chibib, Clinton and Roemer pursuant to which implements the retention bonus plan. Each executive must remain continuously in the employ of the Company and be employed by the Company on each applicable bonus payment date to receive his scheduled bonus. The September 30 payment is an assured payment in lieu of annual target bonus payments under an annual incentive plan.

(5) Effective October 1, 2010, Ms. Shanks resigned as Vice President, Chief Marketing Officer and ceased to be an executive officer of the Company. Ms. Shanks did not receive any stock option awards in fiscal year 2010.

Outstanding Equity Awards at Our Fiscal Year Ended September 30, 2010

The following table provides information concerning the current holdings of stock options by the Named Executive Officers as of September 30, 2010. This table includes unexercised and unvested option awards. Individual equity grants are shown separately for each such Named Executive Officer.

		Option Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($) (2)	Option Expiration Date
Mr. Ramsey	9/14/2008	300,000	—	4.4500	9/13/2015
	9/30/2009	65,000	—	5.1200	9/30/2016
	9/19/2010	700,000	—	3.8500	9/19/2017
	Total	**1,065,000**	—		
Mr. Sanfilippo[3]	6/15/2008	568,750	—	4.6800	6/15/2018
	9/30/2009	—	—	5.1200	3/31/2010
	Total	**568,750**	—		
Mr. Chibib	2/02/2009	250,000	—	1.7100	2/02/2016
	9/30/2009	33,333	—	5.1200	9/30/2016
	9/30/2010	60,000	—	3.7000	9/30/2017
	Total	**353,333**	—		
Mr. Clinton[4]	8/16/2008	250,000	—	5.0400	8/15/2015
	9/30/2009	75,000	—	5.1200	9/30/2016
	9/30/2010	60,000	—	3.7000	9/30/2017
	Total	**385,000**	—		
Mr. Roemer	1/13/2009	200,000	—	2.3500	1/12/2016
	9/30/2009	30,000	—	5.1200	9/30/2016
	9/30/2010	60,000	—	3.7000	9/30/2017
	Total	**290,000**	—		
Ms. Shanks[4] [5]	7/22/2008	250,000	—	3.9000	7/22/2015
	9/30/2009	60,000	—	5.1200	9/30/2016
	Total	**310,000**	—		

(1) Stock options are generally exercisable immediately but are initially unvested and will vest over a four year period. Mr. Chibib's February 2, 2009 grant, Mr. Ramsey's September 14, 2008 grant and September 19, 2010 grant, Mr. Roemer's January 13, 2009 grant, the September 30, 2009 grants and the September 30, 2010 grants to each of the NEOs each vest 25% after one year, and will continue to vest in equal quarterly installments during each of the following three years.

(2) The option exercise price is equal to the closing share price of the Company's stock on the day of grant.

(3) The initial grant of options to Mr. Sanfilippo vests over four years in equal quarterly installments. In connection with Mr. Sanfilippo's departure from the Company, the Company executed a Resignation and Separation Agreement with Mr. Sanfilippo, dated March 14, 2010, which provided for Mr. Sanfilippo's continued service to the Company's Board of Directors as well as the termination of vesting for Mr. Sanfilippo's unvested equity interests as of March 31, 2010. The Resignation and Separation Agreement was filed as Exhibit 10.1 to our Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 15, 2010.

(4) Options granted to Ms. Shanks on July 22, 2008 and to Mr. Clinton on August 16, 2008 vest over four years in sixteen equally quarterly installments.

(5) Effective October 1, 2010, Ms. Shanks resigned as Vice President, Chief Marketing Officer and ceased to be an executive officer of the Company. As of December 20, 2010, Ms. Shanks no longer had any awards of stock options outstanding.

Option Exercises in Fiscal Year 2010

None of our NEOs exercised any stock options during the fiscal year ended September 30, 2010.

Pension Benefits in Our Fiscal Year Ended September 30, 2010

The Company does not maintain a tax-qualified defined benefit retirement plan.

Nonqualified Deferred Compensation in Fiscal Year 2010

The Company does not maintain any non-qualified supplemental retirement plans or deferred compensation plans for our executive officers.

CERTAIN INFORMATION NOT DEEMED INCORPORATED BY REFERENCE IN ANY SECURITIES AND EXCHANGE COMMISSION FILINGS

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933, or the Securities Act, or the 1934 Act that might incorporate all or portions of future filings, including this Proxy Statement, with the SEC, in whole or in part, the Report of the Compensation Committee of our Board of Directors and the Report of the Audit Committee of our Board of Directors shall not be deemed to be incorporated by reference into any such filing or deemed to be "soliciting material" or "filed" with the SEC under the Securities Act or the 1934 Act, or subject to the liabilities of Section 18 of the 1934 Act. In addition, this Proxy Statement includes certain website addresses intended to provide inactive, textural references only. The information on these websites shall not be deemed part of this Proxy Statement.

DEADLINE FOR RECEIPT OF SHAREHOLDER PROPOSALS FOR 2012 ANNUAL MEETING

Shareholders who, in accordance with SEC Rule 14a-8, wish to present proposals for inclusion in our proxy statement and form of proxy for our next annual meeting must submit their proposals so that they are received by us at our principal executive offices, addressed to our Corporate Secretary, no later than September 30, 2011. Shareholder proposals not submitted for inclusion in next year's proxy statement and form of proxy, but instead sought to be presented directly at our next annual meeting of shareholders, may be brought before the annual meeting so long as we receive notice of the proposal, addressed to the Corporate Secretary, at our principal executive offices, no later than September 30, 2011. If received after September 30, 2011, such proposals will be considered untimely. Unless we receive notice in the manner and by the dates specified above, the proxy holders shall have discretionary authority to vote for or against any such proposal presented at our next annual meeting of shareholders.

ANNUAL REPORT

A copy of our annual report for our fiscal year ended September 30, 2010 has been mailed concurrently with this Proxy Statement to all shareholders entitled to notice of and to vote at the annual meeting. The annual report is not incorporated into this Proxy Statement and is not considered proxy solicitation material.

FORM 10-K

We filed an annual report on Form 10-K with the SEC on December 10, 2010. Shareholders may obtain a copy of our annual report, including the amendments thereto, without charge, by writing to our Corporate Secretary at our principal executive offices, located at 206 Wild Basin Rd South, Bldg B, Suite 400, Austin, Texas 78746.

By order of the Board of Directors,

/s/ Patrick J. Ramsey

Patrick J. Ramsey
President and Chief Executive Officer

Austin, Texas
January 28, 2011

[This Page Intentionally Left Blank]

Exhibit A

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
AND
STATEMENT OF RESOLUTION ESTABLISHING
SERIES OF PREFERRED STOCK
OF
MULTIMEDIA GAMES, INC.

Pursuant to the provisions of Subchapter B of the Texas Business Organization Code (the "TBOC"), Multimedia Games, Inc. (the "Corporation") hereby adopts this Certificate of Amendment (this "Certificate of Amendment") to its Amended and Restated Articles of Incorporation, as filed with the Secretary of State on August 30, 1991, and as restated on May 13, 1997 and as amended on February 6, 2004 (the "Articles of Incorporation") and its Statement of Resolutions Establishing Series of Shares of Preferred Stock, as filed with the Secretary of State on October 16, 1998 (the "Statement of Resolution").

ARTICLE I

The name of the corporation is Multimedia Games, Inc., a for-profit corporation.

ARTICLE II

This Certificate of Amendment hereby amends the Articles of Incorporation by amending and restating the first paragraph of ARTICLE FOUR, Section C, Paragraph 2 to read in its entirety as follows:

> 2. Dividends. Dividends as provided herein shall be subject to ARTICLE ELEVEN:

ARTICLE III

This Certificate of Amendment hereby amends the Articles of Incorporation by amending and restating the first paragraph of ARTICLE FOUR, Section C, Paragraph 3 to read in its entirety as follows:

> 3. Voting Rights. Subject to ARTICLE ELEVEN, the holders of shares of Series A Preferred Stock shall have the following voting rights:

ARTICLE IV

This Certificate of Amendment hereby amends the Articles of Incorporation by amending and restating the first paragraph of ARTICLE FOUR, Section C, Paragraph 4 to read in its entirety as follows:

> 4. Conversion. Conversion as provided herein shall be subject to ARTICLE ELEVEN.

ARTICLE V

This Certificate of Amendment hereby amends the Articles of Incorporation by amending and restating the first paragraph of ARTICLE FOUR, Section C, Paragraph 6 to read in its entirety as follows:

> 6. Reaquired Shares. Subject to ARTICLE ELEVEN, any shares of the Series A Preferred Stock purchased or otherwise acquired by this Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued as shares of Preferred Stock and may be reissued as Series A Preferred Stock or as a part of a new series of Preferred Stock subject to the conditions

and restrictions of issuance set forth herein, in the Articles of Incorporation or as otherwise required by law.

ARTICLE VI

This Certificate of Amendment hereby amends the Articles of Incorporation by amending and restating the first paragraph of ARTICLE FOUR, Section C, Paragraph 8 to read in its entirety as follows:

8. Optional Redemption. Subject to ARTICLE ELEVEN, each share of Series A Preferred Stock shall, out of funds legally available for that purpose, be subject to redemption, at the election of the Corporation, on any date (the "Redemption Date") subsequent to issuance, at a redemption price of $10, plus an amount equal to all accrued and unpaid dividends on such share, whether or not declared or earned, to the Redemption Date. Notice of each redemption shall be mailed at least 30 days prior to the Redemption Date with respect thereto, shall state that the Series A Preferred Stock, or part thereof, shall be redeemed, and the date, place and purchase price of such redemption, upon surrender of the certificates representing shares of Series A Preferred Stock, and shall be given to the holders of record of the shares of Series A Preferred Stock to be redeemed, by first class mail, postage prepaid, at such holder's address of record. In the event that the Corporation at any particular time proposes to redeem fewer than all of the then outstanding shares of Series A Preferred Stock, the shares of Series A Preferred Stock to be redeemed shall be selected to such manner that the number of shares of Series A Preferred Stock (to the nearest full share) to be redeemed from each holder of record of Series A Preferred Stock shall bear the same proportional relationship to all shares of Series A Preferred Stock held by such holder is the aggregate number of shares to be redeemed bears to all the shares of Series A Preferred Stock then outstanding. On the Redemption Date, all dividends on the shares to be redeemed shall cease to accrue, all rights with respect to such shares so to be redeemed shall forthwith on such date cease and determine (except only the right of the holder to receive the redemption price therefor, but without any interest) and such shares so called for redemption shall no longer be deemed outstanding. On or before each Redemption Date, the respective holders of record of shares to be redeemed shall deliver to the Corporation the certificates for the shares to be redeemed.

ARTICLE VII

The following ARTICLE ELEVEN is added to the Articles of Incorporation of the Corporation:

ARTICLE ELEVEN

COMPLIANCE WITH GAMING LAWS

A. REDEMPTION.

1. Redemption of Shares of an Unsuitable Person. At the option of the Corporation, any or all shares of any class or series of stock of the Corporation ("Shares") owned by an Unsuitable Person may be redeemed by the Corporation for the Redemption Price out of funds lawfully available on the Redemption Date. Shares redeemable pursuant to this ARTICLE ELEVEN, Section A.1. shall be redeemable at any time and from time to time pursuant to the terms hereof.

2. Partial Redemption. In the case of a redemption of only some of the shares owned by a shareholder, the Board of Directors shall select the Shares to be redeemed, by lot or in any other manner determined in good faith by the Board of Directors.

3. Article Eleven Redemption Notice. In the case of a redemption pursuant to Section A.1. of this ARTICLE ELEVEN, the Corporation shall send a written notice to the holder of the Shares called for redemption (the "Article Eleven Redemption Notice"), which shall set forth: (a) the Redemption Date, (b) the number of Shares to be redeemed on the Redemption Date, (c) the Redemption Price and the manner of payment therefor, (d) the place where any certificates for such

Shares shall be surrendered for payment, duly endorsed in blank or accompanied by proper instruments of transfer, and (e) any other requirements of surrender of the certificates (if any) representing the Shares to be redeemed.

4. Method of Payment of Redemption Price. The Redemption Price may be paid in cash, by promissory note, or both, as required by any Gaming Authority and, if not so required, as the Corporation elects. If any portion of the Redemption Price is to be paid pursuant to a promissory note: (a) such note will have a face amount equal to the portion of the Redemption Price for which the note is given (i.e., if the Redemption Price is $1,000, and cash of $250 is paid, the note shall have a face amount of $750), and (b) unless the Corporation agrees to different terms, the note will (i) be unsecured, (ii) have a term of five years, (iii) bear interest, compounded annually, at the prime rate of interest as published in the Wall Street Journal on the Redemption Date, provided that if the Wall Street Journal ceases to publish the prime rate, the Corporation will reasonably determine a substitute method for determining the prime rate, and (iv) have such other terms as are determined to be customary and appropriate by the board, in its sole discretion, after consultation with a nationally recognized investment bank.

B. RIGHTS OF HOLDERS OF SHARES. On and after the date of an Article Eleven Redemption Notice, any Unsuitable Person owning Shares called for redemption shall cease to have any voting rights with respect to such Shares and, on and after the Redemption Date specified therein, such holder shall cease to have any rights whatsoever with respect to such Shares other than the right to receive the Redemption Price, without interest, on the Redemption Date; provided, however, that if any such Shares come to be owned solely by persons other than Unsuitable Persons, such persons may exercise voting rights of such Shares, and the Corporation may determine, in its discretion, not to redeem such Shares.

C. NOTICES. All notices given by the corporation to holders of shares pursuant to this ARTICLE ELEVEN, including the Article Eleven Redemption Notice, shall be in writing and shall be deemed given when delivered by personal service, overnight courier or first-class mail, postage prepaid, to the holder's address as shown on the Corporation's books and records.

D. NON-EXCLUSIVITY OF RIGHTS. The Corporation's right to redeem shares pursuant to this ARTICLE ELEVEN shall not be exclusive of any other rights the Corporation may have or hereafter acquire under any agreement, any provision of this Articles of Incorporation or the Bylaws of the Corporation or otherwise with respect to the acquisition by the Corporation of shares or any restrictions on holders thereof.

E. SEVERABILITY. In the event that any provision (or portion of a provision) of this ARTICLE ELEVEN or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this ARTICLE ELEVEN (including the remainder of such provision, as applicable) will continue in full force and effect.

F. DEFINITIONS. For purposes of this ARTICLE ELEVEN, the following terms shall have the meanings specified below:

1. "Fair Market Value" shall equal: (a) the average closing sales price per share of the Shares to be redeemed during the thirty (30) Trading Day period immediately preceding the date of the Article Eleven Redemption Notice on the primary national securities exchange or national quotation system on which such Shares are listed or quoted, (b) in the event such Shares are not traded or quoted on a national securities exchange or national quotation system, the average of the means between the representative bid and asked prices as quoted by Pink OTC Markets Inc. or another generally recognized quotation reporting system during the thirty (30) Trading Day period immediately preceding the date of the Article Eleven Redemption Notice, or (c) if no such quotations are available, the fair market value per share of such Shares as determined in good faith by the Corporation's Board of Directors.

2. "Gaming" shall mean the conduct of any gaming or gaming-related activities, including, without limitation, the use, manufacture, sale or distribution of gaming devices, and any related and associated equipment and services, and the provision of any type of services or equipment pursuant to a contract, agreement, relationship or otherwise with any holder or beneficiary of a Gaming License.

3. "Gaming Authority" shall mean any international, foreign, federal, state, local, tribal and other regulatory and licensing body or agency with authority over Gaming.

4. "Gaming Licenses" shall mean all licenses, permits, approvals, orders, authorizations, registrations, findings of suitability, franchises, exemptions, waivers and entitlements issued by a Gaming Authority required for, or relating to, the conduct of Gaming.

5. "ownership" (and derivatives thereof) shall mean (a) ownership of record, and (b) "beneficial ownership" as defined in Rule 13d-3 or Rule 16a-1(a)(2) promulgated by the Securities and Exchange Commission under the Securities and Exchange Act of 1934.

6. "person" shall mean an individual, partnership, corporation, limited liability company, trust or any other entity.

7. "Redemption Date" shall mean the date on which Shares shall be redeemed by the Corporation pursuant to Section A.1. of this ARTICLE ELEVEN. The Redemption Date shall be not less than sixty (60) Trading Days following the date of the Article Eleven Redemption Notice unless a Gaming Authority requires that the Shares be redeemed as of an earlier date, in which case, the Redemption Date shall be such earlier date and the Article Eleven Redemption Notice shall be sent on the first day following the day the Corporation becomes apprised of such earlier Redemption Date.

8. "Redemption Price" shall mean the price per Share to be paid by the Corporation on the Redemption Date for the redemption of Shares pursuant to Section A.1. of this ARTICLE ELEVEN and shall be equal to the Fair Market Value of a Share, unless otherwise required by any Gaming Authority.

9. "Trading Day" means a day on which the Shares (a) are not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business on such day, and (b) have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the Shares.

10. "Unsuitable Person" shall mean any person whose ownership of Shares or whose failure to make application to seek licensure from or otherwise comply with the requirements of a Gaming Authority will result in the Corporation losing a Gaming License, or the Corporation being unable to reinstate a prior Gaming License, or the Corporation being unable to obtain a new Gaming License, as determined by the Corporation's Board of Directors, in its sole discretion, after consultation with counsel.

ARTICLE VIII

This Certificate of Amendment hereby amends the Statement of Resolution by amending and restating Section B.2 to read in its entirety as follows:

2. Dividends and Distributions.

(a) Subject to ARTICLE ELEVEN and the rights of the holders of any shares of any Series of Preferred Stock ranking prior to the Series B Preferred with respect to dividends, the holders of shares of Series B Preferred, in preference to the holders of Common Stock, par value $ .01 per share (the "Common Stock") of the Company, and of any other junior stock, will be entitled to receive, when, as and if declared by the Board out of funds legally available for the purpose, dividends payable in cash (except as otherwise provided below) on such dates as are from time to time established for the payment of dividends on the Common Stock (each such date being referred to herein as a "Dividend Payment Date"), commencing on the first Dividend Payment Date after the first issuance of a share, or fraction of a share of Series B Preferred (the "First Dividend Payment Date"), in an amount per share (rounded to the nearest cent) equal to fee greater of (i) $1.00 or (ii) subject to the provision for adjustment hereinafter set forth, one hundred times the aggregate per share amount of all cash dividends, and one hundred times the aggregate per share amount (payable in kind) of all non-cash dividends, other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Dividend Payment Date or, with respect to the First Dividend Payment Date, since the first issuance of any share or fraction of a share of Series B Preferred. In the event that the Company at any time (i) declares a dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivides the outstanding shares of Common Stock, (iii) combines the outstanding shares of Common Stock into a smaller number of shares, or (iv) issues any shares of its capital stock in a reclassification of the outstanding shares of Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), then, in each such case and regardless of whether any shares of Series B Preferred are then issued or outstanding, the amount to which holder of shares of Series B Preferred would otherwise be entitled immediately prior to such event under clause (ii) of the preceding sentence will be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock, outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(b) Subject to ARTICLE ELEVEN, the Company will declare a dividend on the Series B Preferred, as provided in the immediately preceding paragraph immediately after it declares a dividend on the Common Stock (other than a dividend payable in shares of Common Stock). Each such dividend on the Series B Preferred will be payable immediately prior to the time at which the related dividend on the Common Stock is payable.

(c) Subject to ARTICLE ELEVEN, dividends will accrue on outstanding shares of Series B Preferred from the Dividend. Payment Date next preceding the date of issue of such shares, unless (i) the date of issue of such shares is prior to the record date for the First Dividend Payment Date, in which case dividends on such shares will accrue from the date of the fist issuance of a share of Series B Preferred or (ii) the date of issue is a Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series B Preferred entitled to receive a dividend and before such Dividend Payment Date, in either of which events such dividends will accrue from such Dividend Payment Date. Accrued but unpaid dividends will cumulate from the applicable Dividend Payment Date but will not bear interest. Dividends paid on the shares of Series B Preferred in an amount less than the total amount of such dividends at the time accrued and payable on such shares will be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board may fix a record date for the determination of holders of shares; of Series B Preferred entitled to receive payment of a dividend or distribution declared thereon, which record date will be not more than 60 calendar days prior to the date fixed for the payment thereof.

ARTICLE IX

This Certificate of Amendment hereby amends the Statement of Resolution by amending and restating Section B.3(a) and (b) to read in its entirety as follows:

3. Voting Rights. The holders of shares of Series B Preferred will have the following voting rights:

(a) Subject to ARTICLE ELEVEN and the provision for adjustment hereinafter set forth, each share of Series B Preferred will entitle the holder thereof to one hundred votes on all matters submitted to a vote of the stockholders of the Company. In the event the Company at any time (i) declares a dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivides the outstanding shares of Common Stock, (iii) combines the outstanding shares of Common Stock into a smaller number of shares, or (iv) issues any shares of its capital stock in a reclassification of the outstanding shares of Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), then, in each such case and regardless of whether any shares of Series B Preferred are then issued or outstanding, the number of votes per share to which holders of shares of Series A Preferred would otherwise be entitled immediately prior to such event will be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(b) Except as otherwise provided in ARTICLE ELEVEN and herein, any other resolution of the Board creating a Series of Preferred Stock or any similar stock, or by law, the holders of shares of Series B Preferred and the holders of shares of Common Stock and any other capital stock of the Company having general voting rights will vote together as one class on all matters submitted to a vote of stockholders of the Company.

ARTICLE X

This Certificate of Amendment hereby amends the Statement of Resolution by amending and restating the first sentence of Section B.4(a) to read in its entirety as follows:

(a) Subject to ARTICLE ELEVEN, whenever dividends or other dividends or distributions payable on the Series B Preferred are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred outstanding have been paid in full, the Company will not:

ARTICLE XI

This Certificate of Amendment hereby amends the Statement of Resolution by amending and restating Section B.5 to read in its entirety as follows:

5. Reacquired Shares. Subject to ARTICLE ELEVEN, any shares of Series B Preferred purchased or otherwise acquired by the Company in any manner whatsoever will be retired and canceled promptly after the acquisition thereof. All such shares will upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein, in the Articles of Incorporation of the Company, or in any other resolution of the Board creating a series of Preferred Stock or any similar stock or as otherwise required by law.

ARTICLE XII

The date of the adoption of this Certificate of Amendment and the amendment contemplated hereby by the shareholders of the corporation is March __, 2011.

ARTICLE XIII

This Certificate of Amendment and the amendment contemplated hereby have been approved in the manner required by the TBOC and by the governing documents of the corporation.

ARTICLE XIV

This Certificate of Amendment will become effective when filed by the Texas Secretary of State.

IN WITNESS WHEREOF, the undersigned has signed this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument on March __, 2011.

Patrick J. Ramsey, President and Chief Executive Officer

[This Page Intentionally Left Blank]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **September 30, 2010**

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number 000-28318

Multimedia Games, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Texas	**74-2611034**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)
206 Wild Basin Road, Building B, Fourth Floor Austin, Texas	**78746**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: **(512) 334-7500**

Registrant's website: **www.multimediagames.com**

Securities Registered Pursuant to Section 12(b) of the Act:
None

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files): Yes ☐ No ☐

Form 10-K

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in PART III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer" "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer ☐	Accelerated Filer ☒
Non Accelerated Filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant computed by reference to the price at which common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter (March 31, 2010) was $97,498,479 (assuming, for this purpose, that only directors and officers are deemed affiliates.)

As of December 7, 2010, the registrant had 27,564,090 outstanding shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the definitive Proxy Statement to be delivered to shareholders in connection with the 2011 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

This Annual Report on Form 10-K contains forward-looking statements reflecting Multimedia Games' current forecast of certain aspects of our future. Forward-looking statements include, but are not limited to, statements regarding future actions, operating results, liquidity, capital expenditures, cash management and financial discipline, product, system and platform development and enhancements, customer and strategic relationships with third parties, strategies, initiatives, legal and regulatory uncertainties, including outcomes of litigation, the effects of such outcomes upon our business, changes in existing laws and regulations or in the interpretation of such laws and regulations, entry into new markets or jurisdictions or the obtaining of new licenses. The forward-looking statements are generally accompanied by words such as "plan," "estimate," "expect," "intend," "believe," "should," "would," "could," "anticipate," or other words that convey the uncertainty of future events or outcomes. All forward-looking statements are based on current expectations and projections of future events. The preparation of financial statements and forward-looking statements requires the company to make estimates and assumptions regarding estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, sales and expenses during any reported period. Actual results could differ materially from those stated or implied by our forward-looking statements, due to risks and uncertainties associated with our business or under different assumptions or conditions. These risks are described throughout this Annual Report on Form 10-K, which you should read carefully. We particularly refer you to the section under the heading "Risk Factors" for an extended discussion of certain of the risks confronting our business. The forward-looking statements in this Annual Report on Form 10-K should be considered in the context of these risk factors. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. *Business*

GENERAL

Multimedia Games, Inc. designs, manufactures and supplies innovative standalone and networked gaming systems. Our standalone player terminals, server-based systems, video lottery terminals, electronic scratch ticket systems, electronic instant lottery systems, back-office systems and bingo systems are used by Native American and commercial casino operators as well as state lottery operators in North America, and our standalone player terminals and electronic bingo and lottery systems are deployed in certain international markets. We have long been a provider of server-based gaming systems known as central determinant and downloadable systems. These systems are used by our Native American gaming operator customers in both Class II and Class III environments, by our commercial casino customers, by operators of charity and commercial bingo gaming facilities, and by lottery jurisdictions for operation of their video lottery systems.

As part of our networked gaming systems, we also provide customers with access to proprietary local-area and wide-area telecommunications networks that allow us to link player terminals with one another inside a single casino, inside multiple casinos owned by one operator, and across many casinos nationwide. Our games include a mix of proprietary content that has been designed and developed internally by our own game studios as well as themes that we license from third parties. Behind our products and systems is a suite of back-office, player tracking, slot accounting, slot management and slot monitoring systems that enable our customers to track their operations and adjust the performance of their slot floor in real-time to ensure optimum financial performance.

We derive the majority of our gaming revenues from participation, or revenue share, agreements. Under our participation agreements, we place player terminals and systems, along with our proprietary and other licensed game content, at a customer's facility in return for a share of the revenues that these terminals and systems generate. As of September 30, 2010, we have 13,032 gaming units in operation domestically and internationally which are installed pursuant to revenue share arrangements. To a lesser extent, we generate revenues from the sale of gaming units and systems though we are expanding our use of for-sale revenue model as we expand into additional gaming jurisdictions and into other segments of the gaming market. We also generate revenues by supplying the central determinant system for approximately 12,500 video lottery terminals installed at racetracks in the State of New York and operated by the New York State Division of the Lottery.

The following table sets forth our end-of-period installed player terminal base by quarter and by region for each of the five most recent quarters:

Quarter Ended	Oklahoma	Mexico	Alabama[(1)]	Other [(2)]	Total Participation Units
9/30/2010	7,047	4,784	114	1,087	13,032
6/30/2010	7,041	5,093	559	1,089	13,782
3/31/2010	6,736	5,022	320	1,101	13,179
12/31/2009	6,927	5,403	2,509	1,229	16,068
9/30/2009	7,093	5,401	2,318	1,340	16,152

(1) See Note 15 of the Notes to Consolidated Financial Statements. The decrease in Alabama is due to the fact that all of the charitable bingo facilities were voluntarily closed by our Alabama customers due to regulatory uncertainty in that State.

(2) Includes units installed in California, Kansas, Minnesota, New York, Rhode Island, Texas, Washington and Wisconsin.

Additional financial information relating to industry segments appears in Note 1 Summary of Significant Accounting Policies in Part IV of this Report.

Multimedia Games, Inc. was incorporated in Texas on August 30, 1991. Unless the context otherwise requires, the terms "Company," "MGAM," "Multimedia," "we," "us," and "our" include Multimedia Games, Inc., and our wholly-owned subsidiaries: MegaBingo, Inc.; MGAM Systems, Inc.; MegaBingo International, LLC; Multimedia Games de Mexico 1, S. de R.L. de C.V.; and Servicios de Wild Basin S. de R.L. de C.V. Our executive offices are located at 206 Wild Basin Rd., Bldg. B, Fourth Floor, Austin, Texas, 78746, and our telephone number is (512) 334-7500.

MARKETS AND PRODUCTS

Class III Market

The Class III market is the primary gaming operations market in North America. Our largest Class III market and largest overall market is Oklahoma. For the fiscal year ended September 30, 2010, our operations in Oklahoma accounted for 57% of our total revenues. Approximately 46% of the total revenues were generated by our average participation installed base of 6,051 Class III gaming machines in the state. The majority of our Class III gaming machines represent products we purchased from third-party manufacturers and distributed to our customers. During the same period of 2009 and 2008, our Class III operations in Oklahoma accounted for 46% and 42%, respectively, of our total revenues. Furthermore, 44% of our total revenue in the fiscal year ended September 30, 2010, was generated by a single tribe in Oklahoma, the Chickasaw Nation, as compared to 42% and 39% of our total revenues in the same period of 2009 and 2008, respectively.

In 2010, we have expanded the scope of our proprietary Class III offerings and embarked on an initiative to provide our internally developed Class III offerings in additional Native American and commercial casino jurisdictions. We currently have our proprietary Class III units placed in Native American facilities or commercial casinos in Oklahoma, Washington, California, Rhode Island, Minnesota, Idaho and Kansas and are working to secure licensing approval to place our Class III games and systems in a number of new jurisdictions across the United States. The licensing process includes specific jurisdictional approvals from the appropriate testing laboratory and from the appropriate regulatory agency. We are currently licensed to offer Class III gaming units with 78 tribes in 11 states, including the commercial casino markets of Mississippi and Louisiana, where we commenced field trials of proprietary games near the end of fiscal 2010. We currently have a total of 96 gaming licenses and have an additional 9 licenses pending for Native American and commercial casino markets. We expect to be licensed in several additional Class III markets during fiscal 2011 and in more jurisdictions over the next several years. We believe that we will successfully deliver our proprietary player terminals to new Class III markets throughout fiscal 2011 and beyond and expect additional commercial placements as well.

In Washington, our Class III business is governed by tribal compacts between the Native American tribes in Washington and the State of Washington. We sell and lease Class III gaming equipment to Native American customers and also receive a small fee for the use of our back-office systems in the State of Washington.

We provide a growing number of proprietary games to our customers in Washington State and supplement these offerings with third party titles from several manufactures. In fiscal 2010, we sold 746 new proprietary Class III games to customers in Washington State, which accounted for approximately 80% of our total new, proprietary unit sales in the period. Supporting our installations in Washington is our back-office system that allows customers to maintain end-user information, details of ticket manufacture, distribution and sales along with monitoring game operation and generating system reports.

Class II Market

The Class II market is associated with Native American gaming in the United States. To service this marketplace, we provide our customers with a variety of linked player terminals, interactive electronic games and back-office systems. We currently have Class II gaming units deployed in Oklahoma, Washington, California, Alabama, Wisconsin, and New York. Our high-speed products feature a mix of proprietary and in-demand third party content that enables us to deliver an entertaining gaming experience. In addition, we provide innovative gaming systems that allow us to operate regular deployment of new game engines and allow us to use differing themes around the same underlying base game as well as back-office systems that enable our customers to track the performance of their slot floor and adjust it to ensure the optimal gaming experience for their customers.

In 2010, the company increased its investment in Class II gaming and plans on furthering this investment in 2011. We believe that this increased investment, coupled with our expertise in Class II gaming will result in increased penetration into our core Class II markets.

International Electronic Bingo Market

We entered into Mexico, our most significant international market, in March 2006 by providing Apuestas Internacionales, S.A. de C.V., or Apuestas, a subsidiary of Grupo Televisa, S.A., with traditional and electronic bingo gaming, technical assistance and related services for Apuestas' locations in Mexico. Under its current permit from the Mexican Ministry of the Interior (Secretaria de Gobernación), Apuestas may open and operate up to 65 gaming establishments. As of September 30, 2010, we had installed 4,664 player terminals at 24 gaming establishments, with all player terminals placed pursuant to a revenue share arrangement which is similar to our revenue share arrangements with some of our domestic customers. In addition to our agreement with

Apuestas, we have installed 120 player terminals at additional establishments in Mexico and provide technical assistance and related services. We derived approximately 7% of our total revenue from our operations in Mexico in 2010, compared to 8% in 2009 and 2008. As a result of recent regulatory changes in Mexico, we are beginning to convert a portion of our installed base of electronic bingo units to Class III games. We amended our agreement with Apuestas in early 2010 to tie our future investments under this relationship to return on invested capital. This arrangement has shifted our focus from expanding our footprint toward a focus on generating positive cash flow.

Central Determinant System Market

We provide the New York Lottery with a central determinant system for the video lottery terminals in operation at licensed New York State racetracks. This central determinant system currently connects to approximately 12,500 video lottery terminals and has the ability to interface with, provide outcomes to, and manage player terminals provided by third party providers. Pursuant to our agreement with the New York Lottery, we receive a portion of the network-wide hold per day in exchange for our provision and maintenance of the central determinant system. In June 2009, the New York Lottery awarded us with a seven-year contract extension which extends the agreement through December 2017 and provides us an opportunity to expand our network as the New York Lottery licenses additional race track gaming facilities in the state.

Charity Bingo Market

Charity gaming consists of paper bingo in Minnesota and historically consisted of electronic gaming in Alabama and are operated by and/or for the benefit of nonprofit organizations for charitable, educational and other lawful purposes. Our player terminals and systems in this segment are generally placed in facilities under participation arrangements and we receive a percentage of the hold per day generated by each of the player terminals. Due to regulatory uncertainty in the State of Alabama, all charity bingo facilities in Alabama where we have historically placed our charitable bingo units have voluntarily ceased operations. *See* Item 1A. - Risk Factors- "Our charitable bingo operations in Alabama are subject to legal uncertainty."

OUR STRATEGY

Seek to diversify our revenue model: Over the course of our history, revenue generation has primarily been tied to placements of participation games at our customers' gaming facilities. These placements typically entitle us to a percentage of the hold per day generated by each of our player terminals and, as such, tie us closely to the success of our customers. As of September 30, 2010, our installed base of units on participation totaled 13,032 games. Historically, we have been successful in establishing long-term development and placement fee agreements with several key customers, helping to expand our customer base and installed base of player terminals through contractual commitments such as participation agreements. As we move forward, we are seeking to expand our business model to include the sale of player terminals and game content, systems and services. In an effort to more effectively address current and new jurisdictions, we continue to pursue higher levels of unit sales. Our marketing efforts are focused on providing games that deliver high levels of performance for our customers. We believe our newest products, discussed in more detail below, will help expand our footprint in new jurisdictions and ultimately increase the total number of machines we can sell and the total number of customers to which we can sell.

Expand Class III offerings in additional jurisdictions: While we are expanding our portfolio of Class III games to encompass additional categories and include new game themes, we are also working to expand our total addressable market by targeting new gaming jurisdictions across the United States that build on our efforts in Oklahoma, California, Washington and other markets. To accomplish this goal, we secured licenses in 2010 to market our Class III products in Mississippi and Louisiana, and are currently in various stages of pursuing new licenses in a number of states, including: Nevada, Florida, Indiana, Michigan, and New York (tribal). We use the term Class III to refer to traditional slot machines to be placed in commercial jurisdictions as well as compact games located in various tribal gaming jurisdictions.

Focus on development of proprietary products: We are looking to build on our success in the Class II and Class III market with proprietary products, including our Player HD™ cabinet, and established video and mechanical reel games with a growing line of new products, including:

- ***TournEvent™.*** *TournEvent* helps transform the traditional process through which operators convert their slot floors into tournament venues. The second generation version of this system was commercialized in several markets in fiscal 2010 and we recently debuted the third generation version of *TournEvent*, which features several new capabilities.

- **Class III video and mechanical reel games**. We have 39 proprietary Class III video and mechanical reel game titles and are investing in growing the number of proprietary titles. Our investments in, and new approach to, game development is yielding new games and play features that provide enhanced entertainment experiences. Among the new games we recently introduced are our new hybrid mechanical reel Maximum Lockdown® series and the Side Action™ series of games for the video reel segment. For the five reel mechanical reel segment we recently introduced games with the Power Stacks™ feature and for the three reel mechanical reel segment we introduced new top box features.

- ***Offer new Class II products that benefit our tribal customers:*** Historically, our business has been reliant on our efforts in the Class II gaming space and this market remains an important part of our focus on product excellence. We continue to work on new Class II products in order to support expanding or retaining customer relationships. Furthermore, we plan to further enhance the overall level of gaming solutions we provide to our Class II gaming customers with the overriding goal of enhancing our net gaming revenue. Our installed Class II footprint is primarily with one customer in Oklahoma, with these units being placed pursuant to long-term agreements following our decision to provide this customer with expansion capital. We believe our increasing focus on the development of new proprietary Class II products will allow us to address the significant Class II market beyond our largest customers in Oklahoma as well as with customers in other markets.

Reduce our reliance on third party products by continually improving our proprietary product portfolio: We continue to improve the quality of our proprietary product portfolio. We are working in our game development studios to incorporate the needs and desires of slot players as well as technology innovation in our proprietary game library to deliver an entertainment experience players find both exciting and entertaining. Our ability to develop new entertaining proprietary games will help drive the sale of games in Class III markets, help grow our installed base of recurring revenue games in both Class III and Class II markets, and allow us to generate a higher cash return from the refreshment of our existing installed base. As we reduce our reliance on third-party products we expect to generate a higher return on our investments in gaming technology.

Provide superior customer service through our back-office systems: We plan to continue to provide innovative customer service through our back-office systems and technology. The majority of our proprietary player terminals and central determinant systems include our MGAM*e*® back-office systems that provide accounting, management and information services to our customers, who are then able to monitor all aspects of their gaming activities in real-time at the player terminal, game and gaming facility level. Our systems normally include a database server that archives details of distribution and sales, as well as end-user information used by the gaming facilities for marketing and player tracking. Our typical system also includes a management terminal that can monitor game-system operation and generate system reports. As part of*MGAMe*®, we also offer a player-tracking system that allows facilities to track the playing preferences of those individual end users who have elected to participate in that facility's player-tracking program which also provides us with valuable design insights into game features that may be added to future games and terminals. In this way, our customers often use *MGAMe*® as a marketing tool since it allows them to know which patrons are playing games in their facility, all in real-time.

Expand presence in the video lottery terminal market with our system-based products: We currently provide video lottery technologies to Native American tribes in the state of Washington and provide the central determinant system for the New York Lottery's video lottery terminal offerings at eight racetracks in the state. Pursuant to the terms of the New York Lottery agreement, we do not provide games but rather receive a portion of the network-wide hold per day in exchange for our provision and maintenance of the central determinant system. We plan to leverage our expertise in the operation of video lottery systems to pursue agreements in other markets, as such markets and jurisdictions become available to us.

COMPETITION

We compete in a variety of gaming markets with equipment suppliers who vary in size. Competition in our markets is generally on the basis of the amount of profits our products generate for our customers relative to the amount of profits generated by the products offered by our competitors as well as the prices and/or fees we and our competitors charge for products and services offered. We believe that in addition to economic considerations, the most important factor influencing product selection is their appeal to end users. This appeal has a direct effect on the volume of play by end users and drives the amount of revenue generated for our customers. To drive customer demand and improve product attractiveness to end users, we are continually working to develop new game themes, gaming engines, hardware platforms and systems, all while working to release these new products to the marketplace in a timely manner. *See* Item 1A - Risk Factors - "If we are unable to keep pace with rapid innovations in new technologies or product design and deployment, or if we are unable to quickly adapt our development and manufacturing processes to compete, our business and results of operation could be negatively impacted."

As we move more deeply into the Native American and commercial Class III casino markets, we expect competition for our products and services to increase, which will have a direct impact on our ability to control our pricing model. To offset this increased competition, we plan to regularly introduce a variety of new gaming platforms and systems, new proprietary content and new proprietary stand-alone player terminals that we believe will appeal to our customers' end users. However, we believe that the net revenue retained by our customers from their installed base of player terminals will remain the most significant competitive factor, one that may require us to change the terms of our participation arrangements with customers.

Competition in our industry includes Video Gaming Technologies, Inc. (VGT), International Game Technology (IGT), WMS Industries, Inc. (WMS), Bally Technologies, Inc. (Bally), Aristocrat Technologies, Inc. (Aristocrat), Konami Co. Ltd (Konami) and Gaming Capital Group.

RESEARCH AND DEVELOPMENT

We conduct research and development activities primarily to develop new gaming systems, gaming engines, player tracking systems, casino data management systems, central video lottery systems, gaming platforms and content and to add enhancements to our existing product lines. We believe our ability to deliver differentiated, appealing products and services to the marketplace is based in our research and development investments and we expect to continue to make such investments in the future. These research and development costs consist primarily of salaries and benefits, consulting fees and an allocation of corporate facilities costs related to these activities. Once the technological feasibility of a project has been established, it is transferred from research to development, and capitalization of development costs begins until the product is available for general release.

Research and development expenses were $12.7 million, $12.8 million and $15.6 million for the years ended September 30, 2010, 2009 and 2008, respectively.

INTELLECTUAL PROPERTY

We rely on patents, copyrights, trademarks, trade secret laws, license agreements and employee nondisclosure agreements to protect our various proprietary rights and technologies. Since these laws and contractual agreements provide us with limited protection, we actively rely on our proprietary expertise and technological innovation to continually develop new products and systems in order to maintain our competitive position. While we also rely on trade secrets, un-patented know-how and innovation, we cannot be certain that others will not independently develop similar technology or that our secrecy will not be breached.

We have 58 patents issued and 67 patents pending in the United States. In addition, we also have a number of patents pending overseas that correspond to some of our patents and patents pending applications in the United States. We have 239 registered trademarks and 71 trademarks pending in the United States. *See* Item 1A - Risk Factors – "We may not be successful in protecting our intellectual property rights, or avoiding claims that we are infringing upon the intellectual property rights of others."

EMPLOYEES

At September 30, 2010, we had 397 full-time and part-time employees, including 186 engaged in field operations, customer support and business development, 144 in system and game development, 21 in sales and marketing, 19 in accounting and 27 in other general administrative and executive functions. We do not have a collective bargaining agreement with any of our employees and we believe our relationship with our current employees is good.

GAMING REGULATIONS/LICENSING STRATEGY

We believe we hold all of the licenses and permits necessary to conduct business in 96 jurisdictions (commercial and tribal) following the recent addition of Class III tribal casinos in California. While the regulatory requirements vary from jurisdiction to jurisdiction, most require:

- Documentation of qualification, including evidence of financial stability;
- Findings of Suitability for the Company, as well as its officers and directors; and
- Gaming equipment and game approvals following testing and certification by testing labs.

Laws of various gaming regulatory agencies serve to protect the public and ensure that gaming-related activity is conducted honestly and free from corruption. Regulatory oversight ensures local authorities receive the appropriate amount of gaming tax revenues. As such, our financial systems and reporting functions are required to demonstrate high levels of detail and integrity. We are working to expand our total addressable market by targeting new gaming jurisdictions across the United States that build on our efforts in Oklahoma, Rhode Island and Washington. To accomplish this goal, we have recently secured licenses in Louisiana, Mississippi, California, Minnesota and Ontario, and are currently pursuing new licenses in a number of states, including: Nevada, Arizona, Arkansas, Florida, Idaho, Michigan, Missouri, New Jersey, New York (tribal), Wisconsin, and Kansas (tribal).

In general, we are subject to a wide range of federal, state and Native American laws and regulations that affect our general commercial relationships with our Native American tribal customers and the products and services we provide. As we seek to enter the traditional commercial gaming marketplace, we will also be subject to increased state regulatory requirements that will require more in-depth state-by-state licensing and oversight. Furthermore, we are also subject to a range of state and local regulations in the markets where we seek to provide products and services for charity bingo markets.

Federal Regulation

At the federal level, we are subject to two key pieces of legislation. Our Native American customers are regulated by the National Indian Gaming Commission (NIGC), which was established by the Indian Gaming Regulatory Act of 1988 (IGRA). The NIGC has regulatory authority over certain aspects of Native American gaming and defines the boundaries of our dealings with the Native American marketplace and the level of regulatory authority these games are subject to.

The Federal Gambling Devices Act of 1962 (the Johnson Act) requires us to register annually with the Criminal Division of the United States Department of Justice and requires a wide variety of record-keeping and equipment-identification efforts on our part. Registration is required in order for us to sell, distribute, manufacture, transport and/or receive gaming equipment, machines or components across state lines. If we fail to comply with the requirements set forth under the Johnson Act, we could become subject to a variety of penalties, including, but not limited to, the seizure and forfeiture of equipment.

State Licensing

We are subject to licensing requirements in each in each state in which we seek to conduct business. We are licensed in several commercial gaming jurisdictions including: Indiana, Louisiana, Mississippi and Rhode Island. Additionally, in the states of Arizona, Missouri, New Mexico and Pennsylvania we are currently undergoing the licensing application process. Each state license is considered to be a privilege license and is subject to regulatory, technical, and statutory requirements.

Tribal-State Compacts and Tribal Regulation

Native American gaming is subject to the review of the NIGC. Native American tribes must adopt and submit for NIGC approval the ordinances that regulate their gaming activities. Pursuant to the requirements of IGRA, our tribal customers require the tribe to have the "sole proprietary interest" in their gaming activities.

Class III gaming on Native American tribal lands is subject to the negotiation of a compact between the tribe and the state in which they plan to operate a gaming facility. These tribal-state compacts typically include provisions entitling the state to receive a portion of the tribe's gaming revenues. While tribal state compacts are intended to document the agreement between the state and a tribe, these tribal state compacts can be subject to disputes relative to permitted Class III gaming operations. Currently, we operate in three states where compacts significantly affect our business, Oklahoma, Washington, and to a lesser extent, California.

Oklahoma. In 2004, the Oklahoma Legislature authorized certain forms of gaming at racetracks and gaming at tribal facilities pursuant to tribal-state compacts. While the racetrack facilities can operate a limited number of instant and bonanza-style bingo games and electronic amusement games, the compacts between the Native American tribes and the state allow tribal facilities to include an unlimited number of electronic instant and bonanza-style bingo games, electronic amusement games and non-house-banked tournament card games. Vendors placing games at any of these facilities are required to gain state licensing approval as well as licensing approval from each individual tribe. Furthermore, all electronic games must receive certification from independent testing laboratories and are subject to technical specifications maintained by the Oklahoma Horse Racing Commission and the individual tribal gaming authorities.

Washington. Our activities in Washington State are governed pursuant to compacts between the state government and Native American tribes located in Washington. We offer a range of Class II and Class III player terminals to our customers in Washington that are operated in conjunction with local central determinant systems as described above. Compacts between the state and tribes are recognized by IGRA to permit Class III gaming.

Charity Regulation

We supply bingo games and systems to nonprofit organizations that operate these games for charitable, educational and other lawful purposes. Bingo for charity is not subject to a nationwide regulatory system such as the system created by IGRA to regulate Native American gaming and, as a result, regulation for this market is generally on a state-by-state basis though, in some cases, it is regulated by county commissions or other local government authorities. At this time, we offer games to certain operators in Minnesota. Historically, we have offered charity bingo gaming systems in Alabama pursuant to constitutional amendments and county regulations or other local government authority regulations, but during the last fiscal year, due to the regulatory uncertainty in the State of Alabama, all charity bingo facilities in Alabama where we have historically placed our charitable bingo units have ceased operations. *See* Item 1A. - Risk Factors- "Our charitable bingo operations in Alabama are subject to legal uncertainty."

International Regulation

We currently have operations in one major international market, Mexico. We began placing bingo games in the Mexican market in 2006 under the jurisdiction of the Ministry of the Interior (Secretaría de Gobernación), a branch of the federal government of Mexico. The entities and individuals who have obtained bingo permits may only operate player terminals that comply with Mexican law and regulations. Accordingly, our contracts require us to provide player terminals that comply with said laws and regulations, and therefore, we submit our games for compliance certification to an independent lab prior to placing them in a facility of a permit holder.

Available Information. Through the Investor Relations link on our website (www.multimediagames.com), we make available free of charge to the public, as soon as reasonably practicable after such information has been filed with the Securities and Exchange Commission, or SEC, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act. The public may read and copy any materials we file with or furnish to the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Furthermore, the SEC maintains a free website (www.sec.gov) which includes reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC. Our website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K. Additionally, we make available free of charge on our internet website: our Code of Business Conduct and Ethics; the charter of our Nominating and Governance Committee; the charter of our Compensation Committee; and the charter of our Audit Committee.

ITEM 1A. RISK FACTORS

Investing in our common stock involves risks. Prospective investors in our common stock should carefully consider, among other things, the following risk factors in connection with the other information and financial statements contained in this Annual Report, including "PART II – Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," prior to making an investment decision. We have identified the following important factors that could cause actual results to differ materially from those projected in any forward looking statements we may make from time to time. We operate in a continually changing business environment in which new risk factors emerge from time to time. We can neither predict these new risk factors, nor can we assess the impact, if any, of these new risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward looking statement. If any of these risks, or combination of risks, actually occur, our business, financial condition and results of operations could be seriously and materially harmed, and the trading price of our common stock could decline.

We are largely dependent upon one customer and most of our customers are based in Oklahoma.

For 2010 and 2009, approximately 57% and 62%, respectively, of our total revenues were from Native American tribes located in Oklahoma, and approximately 44% and 42%, respectively, of our total revenues were from one tribe in that state. The significant concentration of our customers in Oklahoma means that local economic, regulatory and licensing changes may adversely affect our customers, and therefore our development and placement fee agreements and our business, disproportionately to changes in national economic conditions, including adverse economic declines or slower economic recovery from prior declines. While we continue to seek to diversify the markets in which we operate, the loss of any of our Oklahoma tribes as customers, including our largest customer, or a material decrease in our revenue share with our largest customer, would have a material and adverse effect upon our financial condition and results of operations. In addition, the legislation allowing tribal-state compacts in Oklahoma has resulted in increased competition from other vendors, who we believe previously avoided entry into the Oklahoma market due to its uncertain and ambiguous legal environment. The State of Oklahoma permits other types of gaming, both at Native American tribal gaming facilities and at Oklahoma racetracks, and many of our competitors may seek entry into this market. The loss of significant market share to these new gaming opportunities or the increased presence of our competitors' products in Oklahoma could also have a material adverse effect upon our financial condition and results of operations. We believe that the introduction of our competitor's more aggressive Class II machines, with characteristics of traditional slot machines, into the Oklahoma Class II market has adversely affected our operating results and market position in that state and may continue to do so in the future.

One of our exclusive distribution agreements with a third party manufacturer has expired and another is expiring which may impact product performance and overall revenue.

Our exclusive right, granted to us by WMS Industries, Inc., or WMS, to be the third party provider of WMS products to the Chickasaw Nation expired on June 30, 2010. We plan to continue purchasing equipment in order to maintain our footprint of WMS product while concurrently continuing our strategy of transitioning away from a reliance on third party products. Additionally we have the right to distribute products from Aristocrat Technologies, Inc., or Aristocrat, per an agreement with Aristocrat which is set to expire on December 15, 2010. Though we do not presently expect a loss of exclusivity to significantly affect the product portfolio we offer our customers, the loss of exclusivity increases the likelihood that these manufacturers could place product directly or through other distributors on our customers' floor. Our loss of exclusivity could have the effect of diluting our win per unit, thus negatively impacting our revenue.

As of September 30, 2010, we had 2,363 WMS Class III units in operation at the Chickasaw's properties, and 3,449 units in the aggregate at all our properties, which, in the aggregate, accounts for approximately 24.6% of our total revenue for 2010. In addition we had approximately 1,642 Aristocrat units in operation in the aggregate, which accounts for approximately 8.8% of our total revenue for 2010.

Our charitable bingo operations in Alabama are subject to legal uncertainty.

The legality of charitable bingo gaming in Alabama is under challenge by the State's Governor. Legislation to put the legality question to a public referendum in Alabama failed to pass the legislative session. Many charitable bingo properties voluntarily ceased operations pending resolution of the matter as enforcement actions against operators continues to be a threat.

Given the legal uncertainty of charity bingo operations in the State of Alabama, all of the charitable bingo facilities where we have historically placed units have been voluntarily closed by our Alabama customers, and if these facilities continue to remain closed, additional write-down of assets currently dedicated to the Alabama market may need to be taken and may adversely impact our financial position and results of operations. As of September 30, 2010, we had no units in operation at charity bingo facilities in

Alabama compared to the 2,318 units we had installed and in operation as of September 30, 2009.

Furthermore, we were recently named in four lawsuits in Alabama, one mass action (*Ethel Adell, et al., v. Macon County Greyhound Park, Inc., et al.*) and three purported class action (*Walter Bussey, et. al., v. Macon County Greyhound Park, Inc., et al.*; *Ozetta Hardy v. Whitehall Gaming Center, LLC, et al.*; *Ozetta Hardy v. IGT, et al.*), pending in federal court in Alabama. The lawsuits were filed on behalf of patrons of VictoryLand in Shorter, Alabama, White Hall Gaming Center in White Hall, Alabama, and Poarch Band of Creek Indian facilities throughout the state, and include claims related to the alleged illegality of electronic bingo in Alabama. There may be other cases pending or threatened involving electronic bingo that might have an impact upon our operations in Alabama, and it is possible that further proceedings will be initiated in the future, which could have a material affect on our business and results of operations.

We may not collect all amounts recorded for value added taxes related to our operations in Mexico.

Our Mexican operations are subject to Value Added Tax, or VAT, which has been applied to product shipments originating outside of Mexico. We have an outstanding VAT receivable from the Mexican taxing authority primarily related to VAT levied on product shipments for 2006 and 2007. At September 30, 2010 and 2009, the Company's VAT receivable was $4.6 million and $7.5 million, respectively. The Company has received rulings from the Mexican taxing authority for each of the aforementioned years indicating that such Mexican taxing authority has challenged the registration of certain of the Company's transactions that have generated approximately $600,000 in VAT receivable. The Company has formally contested these rulings, and the Company believes that it has the necessary documentation to support the portion that has been challenged. However, the final resolution of the contested balances remains uncertain and may adversely affect the carrying value of the receivable and may have an adverse affect on our foreign income tax expense.

We may not realize satisfactory returns on money lent to new and existing customers to develop or expand gaming facilities.

We enter into development and placement fee agreements to provide financing for construction, expansion, or remodeling of gaming facilities, primarily in the State of Oklahoma, but also have such agreements in place in other jurisdictions, such as Alabama. Under our development and placement fee agreements, we secure a long-term revenue share percentage and a fixed number of player terminal placements in the facility, in exchange for funding the development and construction of the gaming facility. We may not, however, realize the anticipated benefits of any of these strategic relationships or financings as our success in these ventures is dependent upon the timely completion of the gaming facility, the placement of our player terminals, and a favorable regulatory environment. For example, in 2010, we took a material impairment charge for a note receivable for money lent in connection with a development agreement for an Alabama facility because of the continued legal uncertainty of electronic bingo in that state, and could be required, under generally accepted accounting principles, to take similar impairment charges on development and placement fee agreements in the future.

Our development and placement efforts and financing activities may result in unforeseen operating difficulties, financial risks, or required expenditures that could adversely affect our liquidity. In connection with one or more of these transactions, and to obtain the necessary development and placement fee funds, we may need to extend secured and unsecured credit to potential or existing customers that may not be repaid, incur debt on terms unfavorable to us or that we are unable to repay, or incur other contingent liabilities.

The failure to maintain controls and processes related to billing and collecting accounts receivable or the deterioration of the financial condition of our customers could negatively impact our business. As a result of our development agreements, the collection of accounts receivable has become a matter of greater significance. While we believe the increased level of these specific receivables has allowed us to grow our business, it has also required direct, additional focus of and involvement by management. Further, and especially due to the current downturn in the economy, some of our customers may not pay accounts receivable when due.

Our success in the gaming industry depends in large part on our ability to expand into new and non-Native American markets.

Our expansion into non-Native American gaming activities will present new challenges and risks that could adversely affect our business and results of operations. As we expand into new markets, we expect to encounter business, legal, operational and regulatory uncertainties similar to those we face in our Native American gaming business. As a result, we may encounter legal and regulatory challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with the new market opportunity. If we are unable to effectively develop and operate within these new markets, then our business, operating results and financial condition would be impaired.

New market entry may require us to make changes to our gaming systems to ensure that they comply with applicable regulatory requirements, and may require us to obtain additional licenses. In certain jurisdictions and for certain venues, our ability to enter these markets will depend on effecting changes to existing laws and regulatory regimes. The ability to effect these changes is subject to a great degree of uncertainty and may never be achieved. We may not be successful in entering into other segments of the gaming industry.

Generally, our placement of systems, games and technology into new market segments involves a number of business uncertainties, including:

- whether the technical platform on which our gaming units, systems, and products are based will comply or can be modified to comply with the minimum technical requirements for the each of the identified new gaming markets;
- Whether we are able to successfully pass required field trials and comply with the initial game / system installation requirements for each new jurisdiction;
- whether our resources and expertise will enable us to effectively operate and grow in such new markets;
- whether our internal processes and controls will continue to function effectively within these new segments;
- whether we have enough experience to accurately predict revenues and expenses in these new markets;
- whether the diversion of management attention and resources from our traditional business, caused by entering into new market segments, will have harmful effects on our traditional business;
- whether we will be able to successfully compete against larger companies who dominate the markets that we are trying to enter; and
- whether we can timely perform under our agreements in these new markets because of other unforeseen obstacles.

If we are unable to keep pace with rapid innovations in new technologies or product design and deployment, or if we are unable to quickly adapt our development and manufacturing processes to compete, our business and results of operation could be negatively impacted.

Our success is dependent on our ability to develop and sell new products and systems that are attractive not only to our customers, but also to their customers, the end players. If our gaming devices do not appeal to customers, or if our gaming devices do not meet or sustain revenue and profitability of contractual obligations and expectations, our gaming devices may be replaced by our competitor's devices. Additionally, we may be unable to enhance existing products in a timely manner in response to changing regulatory, legal or market conditions or customer requirements, or new products or new versions of our existing products may not achieve market acceptance in new or existing markets. Therefore, our future success depends upon our ability to design and market technologically sophisticated products that meet our customer's needs regarding, among other things, ease of use and adaptability, but also that are unique and entertaining such that they achieve high levels of player appeal and sustainability. If we fail to keep pace with our competitors, our business could be adversely affected and a decrease in demand for our games could also result in an increase in our inventory obsolescence charges.

The demands of our customers and the preferences of the end players are continuously changing. As a result, there is constant pressure to develop and market new game content and technologically innovative products. As our revenues are heavily dependent on the earning power and life span of our games and because newer game themes tend to have a shorter life span than more traditional game themes, we face increased pressure to design and deploy new and successful game themes to maintain our revenue stream and remain competitive. Our ability to develop new and innovative products could be adversely affected by:

- the failure of our new gaming products to become popular with end players;
- a decision by our customers or the gaming industry in general to decline to purchases our new gaming devices or to cancel or return previous orders, content or systems in anticipation of newer technologies;
- an inability to roll out new games, services or systems on schedule as a result of delays in regulatory product approval in the applicable jurisdictions, or otherwise; and
- an increase in the popularity of competitors' games.

Our newer products are generally more technologically sophisticated and are of a different form than those we have produced in the past and we must continually refine our production capabilities to meet the needs of our product innovation. If we cannot adapt our manufacturing infrastructure to meet the needs of our product innovations, or if we are unable to make upgrades to our production capacity in a timely manner, our business could be negatively impacted.

The gaming industry is intensely competitive. We may not be able to successfully compete in new and existing markets due to research and development, intellectual property and regulatory challenges, and if we are unable to compete effectively, our business could be negatively impacted.

We operate in an intensely competitive industry against larger companies with significant financial, research design and development, and marketing resources. These larger companies, most of whom have greater resources, are aggressively competing against us in our core business operations, including but not limited to, charity bingo, lottery, Class II, Class III, commercial slot and international bingo/gaming markets. Additionally, new smaller competitors compete against us in our traditional markets, and these smaller competitors often do not face the same regulatory and/or compliance restraints that we have. The increased competition will intensify pressure on our pricing model. We expect to face increased competition as we attempt to enter new markets and new geographical locations.

There are a number of established, well-financed companies producing gaming devices, game content and systems that compete with our products. Certain of these competitors may have access to greater capital resources than we do, and as a result, may be better positioned to compete in the marketplace. The market is crowded, with International Game Technology, WMS Industries, Inc., Bally Technologies, Inc., Aristocrat Technologies, Inc. and Konami Co. Ltd. comprising the primary competition. Pricing, accuracy, reliability, product features and functions are among the factors affecting a provider's success in selling its system.

Competition in the gaming industry is intense due to the number of providers, as well as the limited number of facilities and jurisdictions in which they operate. As a result of consolidation among the gaming facilities and the recent cutbacks in spending by facility operators due to the downturn in the economy, the level of competition among providers has increased significantly as the number of potential customers has decreased. Other members of our industry may independently develop games similar to our games, and competitors may introduce noncompliant games that unfairly compete in certain markets due to uneven regulatory enforcement policies/actions.

Additionally, our customers compete with other providers of entertainment for their end user's entertainment budget. Consequently, our customers might not be able to spend new capital on acquiring gaming equipment. Moreover, our customers might reduce their utilization of revenue share agreements.

Slow growth in the establishment of new gaming jurisdictions or the number of new casinos and declines in the rate of replacement for existing gaming machines could limit or reduce our future profits.

While we continue to seek entry into already established gaming jurisdictions, demand for our products is also driven by the establishment of new gaming jurisdictions, the addition of new casinos or expansion of existing casinos within existing gaming jurisdictions and the replacement of existing gaming machines. The establishment or expansion of gaming in any jurisdiction typically requires a public referendum or other legislative action. As a result, gaming continues to be the subject of public debate, and there are numerous active organizations that oppose gaming. Opposition to gaming, such as that which we are currently experiencing in Alabama, could result in restrictions on or even prohibitions of gaming operations or the expansion of operations in any jurisdiction. In addition, the construction of new casinos or expansion of existing casinos fluctuates with demand, general economic conditions and the availability of financing. The rate of gaming growth in North America has diminished and machine replacements are at historically low levels. Slow growth in the establishment of new gaming jurisdictions, public protest, political opposition, delays in the opening of new or expanded casinos and continued declines in or low levels of demand for machine replacements could reduce the demand for our products and our future profits.

Our business operations and product offerings are subject to strict regulatory licenses, findings of suitability, registrations, permits and/or approvals.

Our ability to conduct our existing traditional business, expand operations, develop and distribute new products, games and systems, and expand into new gaming markets is subject to significant federal, state, local, Native American, and foreign regulations. Specifically, our company, our officers, directors, key employees, major shareholders, as well as our business partners and certain suppliers, products, games and systems are subject to licenses, findings of suitability, registrations, permits or approvals necessary for the operation of our gaming activities.

We have received licenses, findings of suitability, registrations, permits or approvals from a number of state, local, Native American, and foreign gaming regulatory authorities. Our Native American tribal customers are empowered to develop their own licensing procedures and requirements, and we currently have limited, if any, information regarding the ultimate process or expenses involved with securing or maintaining licensure by the Native American tribes. Moreover, Native American tribal policies and procedures, as well as tribal selection of gaming vendors, are subject to the political and governance environment within the Native American tribe.

We require new licenses, permits and approvals, including third-party certifications that our games comply with a particular jurisdiction's stated regulations, in order to meet our expectations under our product rollout plan, and such licenses, permits or approvals may not be timely granted to us, or granted to us at all, which could have a material effect on our business in general and product rollout plan specifically. Obtaining and maintaining all required licenses, findings of suitability, registrations, permits or approvals is time consuming and expensive. The suspension, revocation, nonrenewal or limitation of any of our licenses would have a material adverse effect on our business operations, financial condition and results of operations.

Our ability to effectively compete in Native American gaming markets is vulnerable to legal and regulatory uncertainties, including the ability to enforce contractual rights on Native American land.

Historically, we have derived a majority of our revenue from the placement of Class II player terminals and systems for gaming activities conducted on Native American lands. Because federally recognized Native American tribes are independent governments with sovereign powers, Native American tribes can enact their own laws and regulate gaming operations and contracts. Native American tribes maintain their own governmental systems and often their own judicial systems and have the right to tax persons and enterprises conducting business on Native American lands, and also have the right to require licenses and to impose other forms of regulation and regulatory fees on persons and businesses operating on their lands. In the absence of a specific grant of authority by Congress, states may regulate activities taking place on Native American lands only if the Native American tribe has a specific agreement or compact with the state. Our contracts with Native American tribal customers normally provide that only certain provisions will be subject to the governing law of the state in which a Native American tribe is located. However, these choice-of-law clauses may not be enforceable.

Further, Native American tribes generally enjoy sovereign immunity from lawsuits similar to that of the individual states and the United States. Before we can sue or enforce contract rights with a Native American tribe, or an agency or instrumentality of a Native American tribe, the Native American tribe must effectively waive its sovereign immunity with respect to the matter in dispute, which we are not always able to obtain. For example, our largest customer, who accounts for over 44% of our revenue as of September 30, 2010, has not given us a limited waiver of sovereign immunity. Without a limited waiver of sovereign immunity, or if such waiver is held to be ineffective, we could be precluded from judicially enforcing any rights or remedies against a Native American tribe, including the right to enter Native American lands to retrieve our property in the event of a breach of contract by the tribe party to that contract. Even if the waiver of sovereign immunity by a Native American tribe is deemed effective, there will be an issue as to the forum in which a lawsuit can be brought against the Native American tribe. Federal courts are courts of limited jurisdiction and generally do not have jurisdiction to hear civil cases relating to Native American tribes and we may be unable to enforce any arbitration decision effectively.

Our agreements with Native American tribes are subject to review by regulatory authorities. For example, our development agreements are subject to review by the NIGC and any such review could require substantial modifications to our agreements or result in the determination that we have a proprietary interest in a Native American tribe's gaming activity which could materially and adversely affect the terms on which we conduct our business. The NIGC has previously expressed its view that some of our development agreements could be in violation of the requirements of the Indian Gaming Regulatory Act of 1988 and Native American tribal gaming regulations, which state that the Native American tribes must hold "sole proprietary interest" in the Native American tribes' gaming operations, which presents additional risk for our business. The NIGC may also reinterpret applicable laws and regulations, which could affect our agreements with Native American tribes.

We could be affected by alternative interpretations of the Gambling Devices Act, 15 U.S.C. § 1171, *et. seq*., or the Johnson Act, as the customers of our Class II games, the Native American tribes, could be subject to significant fines and penalties if it is ultimately determined they are offering an illegal game, and an adverse regulatory or judicial determination regarding the legal status of our products could have material adverse consequences for our business, operating results and prospects.

Government enforcement, regulatory action, judicial decisions, and proposed legislative action have in the past, and will likely continue to affect our business, operating results and prospects in Native American tribal lands. We believe that a number of our competitors have not complied with published regulation restrictions. We have lost, and could continue to lose, market share to competitors who offer games that do not appear to comply with published regulatory restrictions on Class II games and therefore offer features not available in our products. The legal and regulatory uncertainties surrounding our Native American tribal agreements could result in a significant and immediate adverse impact on our business and operating results. Additionally, such uncertainties could increase our cost of doing business and could take management's attention away from operations. The trading price of our common stock has in the past been, and may in the future be, subject to significant fluctuations based upon market perceptions of the legal status of our products and our ability to compete in all markets, including Native American markets. Regulatory action against our customers or equipment in these or in other markets could result in machine seizures and significant revenue disruptions, among other adverse consequences. Moreover, Native American tribal policies and procedures, as well as tribal selection of gaming vendors, are subject to the political and governance environment within the Native American tribe. Changes in tribal leadership or tribal political pressure can affect our business relationships within Native American markets.

State compacts with our existing Native American tribal customers to allow Class III gaming could reduce demand for our Class II games and our entry into the Class III market may be difficult as we compete against larger companies in the tribal Class III market.

Certain of our Class II Native American tribal customers have entered into compacts with the states in which they operate to permit the operation of Class III games. While we seek to also provide Class II alternatives in these markets, we believe the number of our Class II game machine placements in those customers' facilities could decline significantly, and our operating results could be materially and adversely affected. As our Native American tribal customers continue to transition to gaming under compacts with the state, we continue to face significant uncertainty in the market that makes our business in these states difficult to manage and predict and we may be forced to compete with larger companies that specialize in Class III gaming as these companies move into these newly created Class III markets. We believe the establishment of state compacts depends on a number of political, social, and economic factors that are inherently difficult to ascertain. Accordingly, although we attempt to closely monitor state legislative developments that could affect our business, we may not be able to timely predict if or when a compact could be entered into by one or more of our Native American tribal customers. For example, in Oklahoma, we anticipate that the introduction of Class III games will continue to pressure our market and revenue share percentages and may result in a shift in the market from revenue share arrangements to a "for sale" model.

Casino operations are conducted at the discretion of our customers.

We seek to provide assistance to our key customers in the form of project management, with a focus on facility layout and planning, gaming floor configuration and customized marketing and promotional initiatives. Our key customers, however, are solely responsible for the operations of their facilities and are not required to consult us or take our advice on their operations, marketing, facility layout, gaming floor configuration, or promotional initiatives. Further, our customers' are solely responsible for safety and security at their facilities. Our customers have in the past, and will in the future, remodel and expand their facilities. To the extent that our machines are not a part of an optimized facility layout or gaming floor configuration, are not supported by effective marketing or promotional initiatives or are scheduled to be out of service during a facility remodeling, or our customers' facilities are closed or not visited because of end-users concern for safety, our operating results could suffer.

Litigation may adversely affect our business, financial condition and results of operations.

We are subject to legal and regulatory requirements applicable to our business and industry. We are also subject to the risk of litigation by employees, customers, patent owners, suppliers, shareholders or others through private actions, class actions, administrative proceedings and other legal proceedings. Litigation can be lengthy, expensive, and disruptive to our operations and results cannot be predicted with certainty. Current estimates of loss regarding pending litigation may not be reflective of any particular final outcome. The results of rulings, judgments or settlements of pending litigation may result in financial liability that is materially higher than what management has estimated at this time and we may experience adverse publicity associated with litigation, regardless of whether the allegations are valid or whether we are ultimately found liable. We make no assurances that we will not be subject to liability with respect to current or future litigation. We maintain various forms of insurance coverage. However, substantial rulings, judgments or settlements could exceed the amount of insurance coverage (or any cost allocation agreement with an insurance carrier), or could be excluded under the terms of an existing insurance policy. Moreover, our failure to comply with procedural or operational requirements inherent to our policies may void coverage. Additionally, failure to secure favorable outcomes in pending litigation could result in adverse consequences to our business, operating results and/or overall financial condition, including without limitation, possible adverse effects on compliance with the terms of our Credit Agreement.

Our current international businesses and potential expansion into other international gaming markets may present new challenges and risks that could adversely affect our business or results of operations.

In recent years, we have expanded our business into several countries, including Mexico, Israel, Malta, and Canada. The Maltese operations have ceased; the Israeli operations are immaterial from a financial perspective; the Canadian business has been project-oriented to date; however, the Mexican business has grown significantly since inception. We now operate approximately 4,800 units in Mexico, primarily across numerous facilities operated by one customer. Although the revenue results in Mexico have not met original expectations, we plan to continue to operate in this country but there can be no assurances that either revenues will grow or that we will continue supplying new products to that market. International business is inherently subject to various risks, including, but not limited to:

- currency fluctuations;
- difficulty in enforcing agreements;
- higher operating costs due to local laws or regulations;
- unexpected changes in regulatory requirements;
- tariffs, taxes and other trade barriers, including value added tax;
- general government instability;
- violence, crime and social unrest;
- costs and risks of localizing products for foreign countries;
- difficulties in staffing and managing geographically disparate operations;
- greater difficulty in safeguarding intellectual property, licensing and other trade restrictions;
- challenges negotiating and enforcing contractual provisions;
- repatriation of earnings; and
- anti-American sentiment as a result of perceived cultural, social, religious and/or political differences.

The carrying value of our assets is dependent upon our ability to successfully deploy games into new or existing markets.

We have player stations not deployed as of September 30, 2010, which are considered part of our rental pool. If the opening of new facilities or the expansion of existing facilities is altered negatively, either by significant delay or by cancellation, the realizable value of these assets could be adversely impacted. In such instances we may be required to recognize impairment charges on these assets.

We may not be able to successfully implement new sales strategies.

As we attempt to generate new streams of revenue by selling units to new customers we may have difficulty implementing an effective sales strategy. Our failure to successfully implement an effective sales strategy could cause our future operating results to vary materially from what management has forecast.

We may not be successful in protecting our intellectual property rights, or avoiding claims that we are infringing upon the intellectual property rights of others.

We rely upon patent, copyright, trademark and trade secret laws, license agreements and employee nondisclosure agreements to protect our proprietary rights and technology, but these laws and contractual provisions provide only limited protection. We rely to a greater extent upon proprietary know-how and continuing technological innovation to maintain our competitive position. Insofar as we rely on trade secrets, unpatented know-how and innovation, others may be able to independently develop similar technology, or our secrecy could be breached. The issuance of a patent to us does not necessarily mean that our technology does not infringe upon the intellectual property rights of others. As we enter into new markets by leveraging our existing technology, and by developing new technology and new products, it becomes more and more likely that we will become subject to infringement claims from other parties. We are currently involved in a patent dispute with a competitor, International Gamco, Inc., regarding the '035 Patent. *See* "Note 15 of the Notes to Consolidated Financial Statements - Commitments and Contingencies." Problems with patents or other rights could increase the cost of our products, or delay or preclude new product development and commercialization. If infringement claims against us are valid, we may seek licenses that might not be available to us on acceptable terms or at all. Litigation would be costly and time consuming, but may become necessary to protect our proprietary rights or to defend against infringement claims. We could incur substantial costs and diversion of management resources in the defense of any claims relating to the proprietary rights of others or in asserting claims against others. We cannot guarantee that our intellectual property will provide us with a competitive advantage or that it will not be circumvented by our competitors.

Some of our products may incorporate open source software. Open source licenses typically mandate that software developed based on source code that is subject to the open source license, or combined in specific ways with such open source software, become subject to the open source license. Open source licenses typically require that source code subject to the license be released or made available to the public. We take steps to ensure that proprietary software we do not wish to disclose is not combined with, or does not incorporate, open source software in ways that would require such proprietary software to be subject to an open source license. However, few courts have interpreted the open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty.

We rely on software and games licensed from third parties, and on technology provided by third-party vendors, the loss of which could materially affect our business, increase our costs and delay deployment or suspend development of our gaming systems and player terminals.

We integrate various third-party software products as components of our software and rely on third-party manufacturers to manufacture our equipment. Our business would be disrupted if either these manufacturers or if this software, or functional equivalents of this software, were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to either redesign our software to function with alternate third-party software, or to develop or manufacture these components ourselves, which would result in increased costs and could result in delays in our deployment of our gaming systems and player terminals. Furthermore, we might be forced to limit the features available in our current or future software offerings.

We rely on the content of certain software that we license from third-party vendors and often distribute and sell such software to our customers. The software could contain "open source" code, require a resale license or contain bugs that could have an impact on our business. We also rely on the technology of third-party vendors, such as telecommunication providers, to operate our nationwide broadband telecommunications network. A serious or sustained disruption of the provision of these services could result in some of our player terminals being non-operational for the duration of the disruption, which would reduce over-all revenue from those player terminals.

We do not rely upon the term of our customer contracts to retain the business of our customers.

Our contracts with our customers are on a year-to-year or multi-year basis. Except for customers with whom we have entered into development and placement fee agreements, we do not rely upon the stated term of our customer contracts to retain the business of our customers. We rely instead upon providing competitively superior player terminals, games and systems to give our customers the incentive to continue doing business with us. At any point in time, a significant portion of our business is subject to nonrenewal, which may materially and adversely affect our earnings, financial condition and cash flows. In addition, certain of our customer contracts have "buy out" provisions enabling our customer to purchase machines formerly provided to them under revenue participation arrangements. To the extent our customers exercise their buy out rights pursuant to these provisions, we recognize revenue from equipment sales in the current period while losing future participation revenue from purchased machines. This could have the effect of reducing our overall future revenues from these customers and thereby adversely affect our future operating results.

If our key personnel leave us, our business could be materially adversely affected.

We depend on the continued performance of the members of our senior management team and our technology team to assist in executing our strategy. In order to retain our key personnel, we have established a retention plan for calendar year 2010; however, key employees may depart despite our efforts. If we were to lose the services of any of our senior officers, directors, or any key member of our technology team, and could not find suitable replacements for such persons in a timely manner, it could have a material adverse effect on our business. Further we expect that our efforts to grow will place a significant strain on our personnel, management systems, infrastructure and other resources. Our ability to manage future growth effectively will also require us to successfully attract, train, motivate, retain and manage new employees and continue to update and improve our operational, financial and management controls and procedures.

Our Credit Agreement contains covenants that limit our ability to finance future operations or capital needs and to engage in other business activities.

The operating and financial restrictions and covenants in our debt agreements, including the Credit Agreement, may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. Our Credit Agreement requires us to limit capital expenditures to $40 million plus the value of any fixed assets transferred to inventory during the fiscal year, maintain a total leverage ratio of no more than 1.50:1.00 and a minimum fixed charge coverage ratio of at least 1.50:1.00. The Credit Agreement contains certain covenants that, among other things, restrict our and our subsidiaries' ability to:

- incur additional indebtedness, assume a guarantee or issue preferred stock;
- pay dividends or make other equity distributions or payments to or affecting our subsidiaries;
- make certain stock repurchases or redemptions;
- make certain investments;
- create liens;
- sell or dispose of assets or engage in certain acquisitions, mergers or consolidations;

- engage in certain transactions with subsidiaries and affiliates; and

- enter into sale leaseback transactions.

These restrictions could limit our ability to obtain future financing, make strategic acquisitions or needed capital expenditures, withstand economic downturns in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. A failure to comply with the restrictions contained in the Credit Agreement could lead to an event of default, which could result in an acceleration of our indebtedness. Our future operating results may not be sufficient to enable compliance with the covenants in the Credit Agreement or to remedy any such default. In addition, in the event of acceleration, we may not have or be able to obtain sufficient funds to refinance our indebtedness or make any accelerated payments. Also, we may not be able to obtain new financing. Even if we were able to obtain new financing, we cannot guarantee that the new financing will be on commercially reasonable terms or terms that are acceptable to us. If we default on our indebtedness, our business financial condition and results of operation could be materially and adversely affected.

Current borrowings, as well as potential future financings, may substantially increase our current indebtedness.

No assurance can be given that we will be able to generate the cash flows necessary to permit us to meet our fixed charges and payment obligations with respect to our debt. We could be required to incur additional indebtedness to meet these fixed charges and payment obligations. Should we incur additional debt, among other things, such increased indebtedness could:

- adversely affect our ability to expand our business, market our products and make investments and capital expenditures;

- adversely affect the cost and availability of funds from commercial lenders, debt financing transactions and other sources; and

- create competitive disadvantages compared to other companies with lower debt levels.

Any inability to service our fixed charges and payment obligations, or the incurrence of additional debt, would have an adverse effect on our cash flows, results of operations and business generally.

Future revenue may not be sufficient to meet operating, product development and other cash flow requirements. Sufficient funds to service our debt and maintain new product development efforts and expected levels of operations may not be available, and additional capital, if and when needed by us, may not be available on terms acceptable to us. If we cannot obtain sufficient capital on acceptable terms when needed, we may not be able to carry out our planned product development efforts and level of operations, which could harm our business.

Our financial results vary from quarter to quarter, which could negatively impact our business.

Various factors affect our quarterly operating results, some of which are not within our control. These factors include, among others:

- the financial strength of the gaming industry;
- consumers' willingness to spend money on leisure activities;
- an outbreak of a communicable disease;
- the timing and introduction of new products and services;
- the mix of products and services sold;
- the timing of significant orders from and shipments to customers;
- product and service pricing and discounts; and
- the timing of acquisitions of other companies and businesses or dispositions.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report financial results or prevent fraud.

Effective internal controls are necessary to provide reliable financial reports and to assist in the effective prevention of fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. We must annually evaluate our internal procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires management and auditors to assess the effectiveness of internal controls. If we fail to remedy or maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we could be subject to regulatory scrutiny, civil or criminal penalties or shareholder litigation.

In addition, failure to maintain adequate internal controls could result in financial statements that do not accurately reflect our financial condition. There can be no assurance that we will be able to complete the work necessary to fully comply with the requirements of the Sarbanes-Oxley Act or that our management and our independent registered public accounting firm will continue to conclude that our internal controls are effective.

Any unauthorized, and potentially improper, actions of our personnel could adversely affect our business, operating results and financial condition.

The recognition of our revenue depends on, among other things, the terms negotiated in our contracts with our customers. Our personnel may act outside of their authority and negotiate additional terms without our knowledge. We discourage such conduct, but there can be no assurance that our policy will be followed. For instance, in the event that our sales personnel negotiate terms that do not appear in the contract and of which we are unaware, whether the additional terms are written or verbal, we could be prevented from recognizing revenue in accordance with our plans. Furthermore, depending on when we learn of unauthorized actions and the size of transactions involved, we may have to restate revenue for a previously reported period, which would seriously harm our business, operating results and financial condition.

Furthermore, certain of our customers and third-party testing laboratories have policies and procedures in place regarding the shipment and installation of our products. If such policies and procedures are not properly complied with by our personnel, we may experience a delay in installation, which could result in a loss of revenue, penalties, fines or fees, which could adversely affect our business, operating results and financial condition.

Our business prospects and future success rely heavily upon the integrity of our employees and executives and the security of our gaming systems.

The integrity and security of our gaming systems are critical to our ability to attract customers and players. We strive to set exacting standards of personal integrity for our employees and for system security involving the gaming systems that we provide to our customers. Our reputation in this regard is an important factor in our business dealings with our current and potential customers as well as licensing boards. For this reason, an allegation or a finding of improper conduct on our part or on the part of one or more of our employees that is attributable to us, or of an actual or alleged system security defect or failure attributable to us could have a material adverse effect upon our business, financial condition, results and prospects, including our ability to retain existing contracts or obtain new or renewed contracts.

In the event gaming authorities determine that any of our officers, directors, key employees, shareholders or any other person is unsuitable to act in such a capacity, we will either be required to terminate our relationship with such person, which termination could have a material adverse effect on our business, or may not be able to terminate such relationship, which could impact our ability to obtain such license or approval.

We currently do not have the right to redeem shares of an unsuitable shareholder, and a finding of unsuitability could have a material adverse effect on our business. In some jurisdictions, the gaming authority may determine that any of our officers, directors, key employees, shareholders or any other person is unsuitable to act in such capacity. There can be no assurance that we will obtain all the necessary licenses and approvals or that our officers, directors, key employees, their affiliates and certain other shareholders will satisfy the suitability requirements in each jurisdiction in which we seek to operate. The failure to obtain such licenses and approvals in one jurisdiction may affect our licensure and/or approvals in other jurisdictions. In addition, a significant delay in obtaining such licenses and approvals could have a material adverse effect on our business prospects.

We may incur prize payouts in excess of game revenues.

Certain of our contracts with our Native American customers relating to certain of our system games provide that our customers receive, on a daily basis, an agreed percentage of gross gaming revenues based upon an assumed level of prize payouts, rather than the actual level of prize payouts. This arrangement can result in our paying our customers amounts greater than our customers' percentage share of the actual win per unit. In addition, because the prizes awarded in our games are based upon assumptions as to the number of players in each game and statistical assumptions as to the frequency of winners, we may experience on any day, or over short periods of time, a "game deficit," where the aggregate amount of prizes paid exceeds aggregate game revenues. If we have to make any excess payments to customers, or experience a game deficit over any statistically relevant period of time, we are contractually entitled to adjust the rates of prize payout to end users in order to recover any deficit. In addition, a "game deficit" generates a receivable and we may be unable to offset such receivable against a "game surplus" payable. In the future, we may miscalculate our statistical assumptions, or for other reasons we may experience abnormally high rates of jackpot prize wins, which could materially and adversely affect our cash flow on a temporary or long-term basis, which could materially and adversely affect our earnings and financial condition.

Our games and systems may experience loss based on malfunctions, anomalies or fraudulent activities.

Our games and systems, and games and systems we license or distribute from third parties, could produce false payouts as the result of malfunctions, anomalies or fraudulent activities, which we may be required to pay. We depend on our security precautions to prevent fraud. We depend on regulatory safeguards, which may not be available in all jurisdictions or markets, to protect us against jackpots awarded as a result of malfunctions, anomalies or fraudulent activities. There can be no guarantee that regulatory safeguards, in jurisdictions or markets where they do exist, will be sufficient to protect us from liabilities associated with malfunctions, anomalies or fraudulent activities.

The occurrence of malfunctions, anomalies or fraudulent activities could result in litigation against us by our customers based on lost revenue or other claims based in tort or breach of contract. Moreover, these occurrences could result in investigations or disciplinary actions by applicable gaming regulators. Additionally, in the event of such issues with our gaming devices or software, substantial engineering and marketing resources may be diverted from other areas to rectify the problem.

Any disruption in our network or telecommunications services, adverse weather conditions or other catastrophic events in the areas in which we operate could affect our ability to operate our games, which would result in reduced revenues and customer down time.

Our network is susceptible to outages due to fire, floods, power loss, break-ins, cyberattacks and similar events. We have multiple site back-up for our services in the event of any such occurrence. Despite our implementation of network security measures, our servers are vulnerable to computer viruses and break-ins. Similar disruptions from unauthorized tampering with our computer systems in any such event could have a material adverse effect on our business, operating results and financial condition.

Adverse weather conditions, particularly flooding, tornadoes, heavy snowfall and other extreme weather conditions often deter our customer's end users from traveling, or make it difficult for them to frequent the sites where our games are installed. If any of those sites experienced prolonged adverse weather conditions, or if the sites in Oklahoma, where a significant number of our games are installed, simultaneously experienced adverse weather conditions, our results of operations and financial condition would be materially and adversely affected.

We are parties to certain agreements that could require us to pay damages resulting from loss of revenues if our systems are not properly functioning, or as a result of a system malfunction or an inaccurate pay table. In addition, our agreement with the New York State Division of the Lottery permits termination of the contract at any time for failure by us or our system to perform properly. Furthermore, if we do not meet contract deadlines or specifications, we may need to renegotiate contracts on less favorable terms, be forced to pay penalties or liquidated damages or suffer major losses if the customer exercises its right to terminate. In addition, if we fail to meet the terms specified in those contracts we may not realize their full benefits. Failure to perform under this contract or similar contracts could result in substantial monetary damages, as well as contract termination. Our results of operations are dependent on our ability to maximize our earnings from our contracts.

Worsening economic conditions may adversely affect our business.

The demand for entertainment and leisure activities tends to be highly sensitive to consumers' disposable incomes, and thus a decline in general economic conditions or an increase in gasoline prices may lead to our end users having less discretionary income with which to wager. This situation could cause a reduction in our revenues and have a material adverse effect on our operating results. The gaming industry is currently experiencing a period of reduced demand. If, as a result of deteriorating economic conditions, fewer people frequent our customers' facilities, or if amounts spent per person in our customers' facilities are reduced from historical levels, our business could be materially and adversely affected. Additionally, a decline in general economic conditions might negatively impact our customers' abilities to pay us in a timely fashion. Our customers' failures to make timely payments could result in an increase in our provision for bad debt.

Current environmental laws and regulations, or those enacted in the future, could result in additional liabilities and costs.

The manufacturing of our products may require the use of materials that are subject to a variety of environmental, health and safety laws and regulations. Compliance with these laws could increase our costs and impact the availability of components required to manufacture our products. Violation of these laws may subject us to significant fines, penalties or disposal costs, which could negatively impact our results of operations, financial position or cash flows.

Our ability to recognize revenue at the time of sale and delivery is dependent upon obtaining Vendor Specific Objective Evidence (VSOE) for products yet to be delivered or services yet to be performed.

We believe future transactions with both existing and future customers may be more complex than transactions entered into currently. As a result, we may enter into more complicated business and contractual relationships with customers which, in turn, can engender increased complexity in the related financial accounting. Legal and regulatory uncertainty may also affect our ability to recognize revenue associated with a particular project, and therefore the timing and possibility of actual revenue recognition may differ from our forecast.

The ability of the Board of Directors to issue preferred stock or anti-takeover provisions of Texas law and our governing documents could discourage a merger or other type of corporate reorganization or a change in control even if it could be favorable to the interests of our shareholders.

Our Board of Directors has the authority to issue 2,000,000 shares of preferred stock and determine the terms of such preferred stock without shareholder approval. While we currently do not have any preferred stock issued and our Board of Directors has no current plans, agreements or commitments to issue any shares of preferred stock, the issuance of such preferred stock may delay, defer or prevent a change in control because the terms of any issued preferred stock could potentially prohibit our consummation of any acquisition, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction. In addition, the issuance of preferred stock could have a dilutive effect on our shareholders and affect the price of our common stock.

Other provisions of Texas law and our Articles of Incorporation and Bylaws may have the effect of delaying or preventing a change in control or acquisition, whether by means of a tender offer, business combination, proxy contest, or otherwise. Our Articles of Incorporation and Bylaws include purported limits on shareholder action by written consent in lieu of a meeting and certain procedural requirements governing the nomination of directors by shareholders and shareholder meetings. These provisions could have the effect of delaying or preventing a change in control.

ITEM 1B. ***Unresolved Staff Comments***

None.

ITEM 2. ***Properties***

We do not own any real property. As of September 30, 2010, we are under contract for the following leases, and we believe the facilities are suitable to our business and adequate for our current and near-term needs:

	Square Feet	Monthly Rent	Expiration Date
Austin, Texas			
Corporate Offices	31,022	$ 82,210	August 2015
Assembly and Warehouse Facilities	55,140	46,345	December 2011; June 2011 (for 14,400 sf)
Tulsa, Oklahoma			
Warehouse	25,000	7,784	April 2012
Warehouse	77,000	13,220	October 2010 (1)
Kent, Washington			
Warehouse	14,400	8,606	August 2011
Albany, New York			
Office Space	2,708	3,982	December 2017
Schenectady, New York			
Office Space	1,690	3,013	December 2017
St. Paul, Minnesota			
Office/Warehouse	3,000	2,100	February 2011
Mexico City, Mexico			
Office/Warehouse/Training Center	26,039	9,168	January 2011
Office	8,073	8,138	February 2011

(1) This lease was not renewed after the expiration date.

ITEM 3. ***Legal Proceedings***

The Company is a party to various material legal proceedings, which are described in Note 11 - Commitments and Contingencies in Part IV of this Report, and incorporated by reference into this item. We are subject to litigation from time to time in the ordinary course of our business, as well as litigation to which we are not a party that may establish laws that affect our business.

ITEM 4. ***Submission of Matters to a Vote of Securities Holders***

No matter was submitted to a vote of security holders during the fourth quarter of fiscal 2010 covered by this report, through the solicitation of proxies or otherwise.

PART II

ITEM 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is traded on the NASDAQ Global Select Market, or NASDAQ, under the symbol "MGAM." The following table sets forth the quarterly high and low closing sale prices per share of our common stock, as reported by NASDAQ, for each quarter during the last two fiscal years.

Fiscal Quarter	High	Low
2010		
First Quarter	$ 6.23	$ 4.91
Second Quarter	6.43	3.90
Third Quarter	4.91	4.11
Fourth Quarter	4.46	3.49
2009		
First Quarter	$ 4.67	$ 1.97
Second Quarter	2.71	1.61
Third Quarter	5.16	2.09
Fourth Quarter	5.97	4.52

There were approximately 51 holders of record of our common stock as of December 7, 2010.

There were no share repurchases during the year ended September 30, 2010. On December 3, 2010 we announced that the Board of Directors authorized a share repurchase program allowing for the repurchase of up to $15 million of our common stock over the next three years. As of December 7, 2010, our agent had purchased 59,300 shares on our behalf.

We have never declared or paid any cash dividends on our common stock. We intend to retain our earnings to finance growth and development or buy back stock, therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our Credit Agreement restricts the payment of dividends and any declaration and payment of any dividends on our common stock would be at the discretion of our Board of Directors, subject to the terms of our Credit Agreement, our financial condition, capital requirements, future prospects, and other factors deemed relevant. See further discussion of the Credit Agreement, in *Part II - Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources*.

Equity Compensation Plan Information as of September 30, 2010

Plan Category[1]	Number of securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (#) (3)
Equity compensation plans approved by security holders[2]	6,324,385	$ 5.50	1,232,406
Equity compensation plans not approved by security holders	60,000	8.95	—
Total	**6,384,385**	**$ 5.53**	**1,232,406**

(1) Stock Plans are discussed in further detailed under "PART IV – Item 15. Exhibits and Financial Statement Schedules – Note 10. Shareholders' Equity."

(2) On March 23, 2010, the Multimedia Games, Inc. Consolidated Equity Incentive Plan (the "Consolidated Plan") was approved by the Company's shareholders. The Consolidated Plan is comprised of shares already reserved under certain of the Company's prior equity compensation plans, including any equity compensation plan not approved by the Company's shareholders.

(3) The number of common shares available for future issuance pursuant to the Consolidated Plan equals the initial number of shares approved by the Company's shareholders, plus the amount of common shares subject to outstanding awards under certain of the Company's prior equity compensation plans that expire, are terminated or are canceled without having been exercised or settled in full.

Performance Graph. The following graph depicts our total return to shareholders from September 30, 2005 through September 30, 2010, relative to the performance of (i) the NASDAQ Composite Index; and (ii) stock in a selected peer group index, or the "Peer Group." The Peer Group consists of Progressive Gaming International Corp. (formerly Mikohn Gaming Corp.), IGT, WMS, Bally and Shuffle Master, Inc. All indices shown in the graph have been reset to a base of 100 as of September 30, 2005 and assume an investment of $100 on that date and the reinvestment of dividends paid since that date. Multimedia Games has never paid a dividend on its common stock. The stock price performance shown in the graph is not necessarily indicative of future price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Multimedia Games, Inc., the NASDAQ Composite Index
and a Peer Group
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
9/05
9/06
9/07
9/08
9/09
9/10
Multimedia Games, Inc.
NASDAQ Composite
Peer Group
*$100 invested on 9/30/05 in stock or index, including reinvestment of dividends
Fiscal year ending September 30

	9/05	9/06	9/07	9/08	9/09	9/10
Multimedia Games, Inc.	$ 62.65	$ 58.58	$ 54.97	$ 27.94	$ 33.03	$ 38.11
NASDAQ Composite	113.78	121.50	143.37	109.15	112.55	112.86
Peer Group	80.83	117.83	130.04	64.38	85.48	81.31

ITEM 6. *Selected Financial Data*

The following selected financial data are derived from our Consolidated Financial Statements. The data below should be read in conjunction with our Consolidated Financial Statements and Notes thereto contained in Part IV - Item 15 - Exhibits and Financial Statement Schedules, "Risk Factors" contained in Item 1A of this Report, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 7 of this Report.

	Years Ended September 30,				
	2010	2009	2008	2007	2006
Consolidated Income Statement Data:	(In thousands, except per-share amounts)				
Revenues	$ 117,936	$ 127,152	$ 131,132	$ 121,917	$ 145,112
Operating income (loss)	(10,620)	(28,704)	1,203	(4,589)	7,502
Net income (loss)	2,629	(44,778)	378	(744)	3,532
Earnings (loss) per share:					
Basic	0.10	(1.67)	0.01	(0.03)	0.13
Diluted	0.09	(1.67)	0.01	(0.03)	0.12
Consolidated Balance Sheet Data:					
Working capital (deficit)	$ 47,207	$ 28,700	$ 26,573	$ 22,621	$ (5,835)
Total assets	186,094	215,620	276,940	256,269	268,541
Long-term obligations	44,612	75,039	86,575	82,412	47,243
Total stockholders' equity	114,597	107,455	150,732	147,809	167,945

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following Management's Discussion and Analysis and Results of Operations is intended to enhance an understanding of our operations and current business environment and should be read in conjunction with Item 1 – Business and the Consolidated Financial Statements and Notes thereto included in Part IV - Item 15 -Exhibits and Financial Statement Schedules of this Report. This discussion and analysis also contains forward-looking statements and should also be read in conjunction with the disclosures and information contained in the "Cautionary Note" and Item 1A – Risk Factors included elsewhere in this Report.

Overview

We derive the majority of our gaming revenues from participation, or revenue share, agreements. Under our participation agreements, we place player terminals and systems, along with our proprietary and other licensed game content, at a customer's facility in return for a share of the revenues that these terminals and systems generate. As of September 30, 2010, we have 13,032 gaming units in operation domestically and internationally which are installed pursuant to revenue share arrangements. To a lesser extent, we generate revenues from the sale of gaming units and systems though we are expanding our use of for-sale revenues as we expand into additional gaming jurisdictions and into other segments of the gaming market. We also generate revenues by supplying the central determinant system for approximately 12,500 video lottery terminals installed at racetracks in the State of New York and operated by the New York State Division of the Lottery.

Results of Operations

The following tables set forth our end-of-period installed base of player terminals as of September 30, 2010, 2009 and 2008.

	At September 30,			At September 30,		
End-of-period installed player terminal base:	**2010**	**2009**	**% change**	**2009**	**2008**	**% change**
Oklahoma	7,047	7,093	(0.6)%	7,093	6,708	5.7 %
Mexico	4,784	5,401	(11.4)%	5,401	5,133	5.2 %
Alabama(1)	114	2,318	(95.1)%	2,318	2,279	1.7 %
Other	1,087	1,340	(18.9)%	1,340	1,757	(23.7)%
Total particiaption units	13,032	16,152		16,152	15,877	

(1) See Note 15 of the Notes to Consolidated Financial Statements. Due to regulatory uncertainty in the State of Alabama, all of the charitable bingo facilities were voluntarily closed by our Alabama customers, and if these facilities continue to remain closed, additional write-down of assets currently dedicated to the Alabama market may need to be taken and may adversely impact our financial position and results of operations.

	Year Ended September 30,			Year Ended September 30,		
	2010	2009	% change	2009	2008	% change
	(in thousands)			(in thousands)		
Revenue						
Gaming Operations						
Participation revenue	84,983	99,908	(14.9)%	99,908	112,703	(11.4)%
Lottery	7,839	7,570	3.6 %	7,570	7,010	8.0 %
Gaming Equipment and System Sales						
Player terminal and equipment sales	18,148	13,654	32.9 %	13,654	8,843	54.4 %
Systems and Licensing	5,217	3,563	46.5 %	3,563	1,116	219.3 %
Other Revenue	1,749	2,457	(28.8)%	2,457	1,460	68.3 %
Total Revenue	117,936	127,152	(7.2)%	127,152	131,132	(3.0)%
Costs and Expenses						
Costs of revenues	13,370	11,273	18.6 %	11,273	5,012	124.9 %
Selling, general and administrative	58,583	63,784	(8.2)%	63,784	66,511	(4.1)%
Write-offs, reserves, impairment and settlement charges	5,010	19,784	(74.7)%	19,784	5,689	247.8 %
Depreciation and amortization	51,593	61,015	(15.4)%	61,015	52,717	15.7 %
Other expense, net	(1,144)	(2,076)	(44.9)%	(2,076)	(523)	296.9 %

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto, included in "Part IV – Item 15. Exhibits and Financial Statement Schedules."

Fiscal 2010 Compared to Fiscal 2009

Total revenues for 2010 were $117.9 million, compared to $127.2 million in 2009, a $9.3 million, or 7.2% decrease.

Gaming Operations - Participation revenue

- Oklahoma gaming revenues were $60.4 million in 2010, compared to $67.8 million in 2009, a decrease of $7.3 million, or 10.8%. Oklahoma's end of period unit count in 2010 was 7,047 compared to 7,093 in 2009, a 46 unit or 0.6% decrease. The decrease in gaming revenues primarily relates to the purchase of 48 and 551 units, respectively, from revenue in 2010 and in late 2009 which reduced 2010 revenue by approximately $5.6 million. While there was a minimal decrease in end of period units as compared to 2009, the average units in the field during 2010 were lower than 2009 due to a remodel project at our largest customer location where units were out of revenue during the year and placed back into service by the end of the fiscal year.

- Revenues from the Mexico bingo market were $8.5 million in 2010 and $9.8 million in 2009, a decrease of $1.3 million or 13.8%. At September 30, 2010, we had installed 4,784 player terminals at 27 bingo parlors in Mexico compared to 5,401 terminals installed at 27 bingo parlors at September 30, 2009. The reduction in the number of units relates to our strategic initiative to reduce our overall footprint in the facilities of our largest customer in Mexico and the beginning of a transition in the Mexico market from a Class II product to a Class III product. In addition, the decrease in revenue relates to a reduction in the win per unit in Mexico caused by an increase in competition into the major Mexican markets and can also be attributable to a national smoking policy change that has affected traffic into our customers' locations since the first quarter of fiscal 2010.

- Alabama gaming revenues decreased $4.4 million, or 48.2%, to $4.7 million in 2010, compared to $9.2 million in 2009. The decrease in revenue relates to the Company no longer having charitable bingo units in operation in Alabama due to the voluntary closure of all of the charitable bingo facilities by our Alabama customers. Current revenue for Alabama relates to Native American customers within the state. *See* Note 15 of the Notes to Consolidated

Financial Statements.

- Other gaming operations revenue relates to participation revenue from other states, including Washington, Wisconsin, Texas, New York, Minnesota, Kansas, California and Rhode Island. Gaming revenue from these states combined was $11.4 million in 2010 compared to $13.0 million during 2009, a 12.6%, decrease. The end of period unit count for these states decreased to 1,087 in 2010 from 1,340 in 2009, a 18.9% decrease primarily due to the discontinuation of a Class II game and the loss of one site. Other gaming operations revenue includes back office fees for system installations of $4.4 million and $3.3 million in 2010 and 2009, respectively. The gaming revenue increase primarily relates to greater number of units from player terminal sales on which we receive back office fees.

Gaming Operations - Lottery

- Revenues from the New York Lottery system increased $269,000, or 3.6%, to $7.8 million in 2010, from $7.6 million in 2009. Currently, eight of the nine planned racetrack casinos are operating, with approximately 12,500 total terminals. The increase is attributable to increased activity within the New York Lottery system.

Gaming Equipment and System Sales - Player Terminal and Equipment Sales

- Player terminal and equipment sales were $18.1 million for 2010 compared to $13.7 million for 2009, an increase of $4.4 million, or 32.8%. Player terminal sales for 2010 were $13.2 million on sales of 930 new proprietary units compared to $6.3 million on sales of 651 third party units in 2009. Gaming equipment sales were $3.3 million and $2.7 million in 2010 and 2009, respectively. Player terminal and equipment sales also include $1.4 million and $4.6 million related to deferred revenue recognized during 2010 and 2009, respectively, due to contract amendments or final delivery of remaining obligations.

Gaming Equipment and System Sales - Systems and Licensing

- Systems and licensing sales revenue was $5.2 million in 2010, and $3.6 million in 2009. Systems and licensing revenue for 2010 relates to: (i) $2.6 million of systems and game themes sold in prior periods being amortized to revenue from deferred revenue due to contract amendments or final execution of deliverables; (ii) a system sale of $1.0 million; and (iii) $1.2 million of licenses associated with the player terminal sales during the period. Systems and licensing revenue in 2009 relates to (i) $1.9 million in system and license sales sold in prior periods being amortized to revenue from deferred revenue over the contract period; (ii) $899,000 of licenses associated with game changes; and (iii) $762,000 of game themes sold, related to third party units.

Cost of Revenues

- Total cost of revenues, which includes cost of gaming equipment and system sales and royalty fees, increased $2.1 million, or 18.6%, to $13.4 million in 2010, from $11.3 million in 2009. Costs of revenues related to player terminal sales were $6.9 million and $4.7 million in 2010 and 2009, respectively. Other cost of revenues and royalty fees were $2.3 million and $2.1 million for 2010 and 2009. Cost of revenues in 2010 also includes $2.8 million of costs of prior period shipments being amortized from deferred revenue over the contract period, and $1.2 million related to the sale of gaming equipment during the period. Cost of revenues in 2009 also includes $3.2 million of costs of prior period shipments being amortized from deferred revenue over the contract period, and $1.3 million related to the sale of gaming equipment during the period.

Selling, General and Administrative Expenses

- Selling, general and administrative expenses decreased $5.2 million, or 8.2%, to $58.6 million in 2010, from $63.8 million in 2009. This decrease was primarily a result of (i) a $2.5 million decrease in repairs and maintenance ; (ii) a $1.6 million decrease in accounting fees and contract labor; (iii) a $400,000 decrease in rent; (iv) $400,000 decrease in telephone; (v) $240,000 decrease in stock compensation expense and (vi) a $251,000 decrease in other taxes and licenses.

Write-off, reserve, impairment and settlement charges

- Write-off, reserve, impairment and settlement charges decreased $14.8 million, or 74.7%, to $5.0 million in 2010 compared to $19.8 million. The charges in 2010 consisted of $3.1 million of reserves and impairment charges for a note receivable and installation and other costs within the State of Alabama, due to the voluntary closing of facilities by our Alabama customers caused by regulatory changes in the state, and $1.9 million of write-offs of patents and trademarks, and prepaid loan fees, and a reserve for sales and use taxes. The 2009 charges consisted of: (i) $8.2 million in litigation costs; (ii) $1.2 million in severance expense; (iii) $4.7 million in inventory write-offs; and (iv) $5.7 million in facility installation costs, capitalized software, patents and scrapped units.

Amortization and Depreciation

- Amortization expense decreased $1.3 million, or 26.7%, to $3.5 million in 2010, compared to $4.8 million in 2009. Depreciation expense decreased $8.1 million, or 14.5%, to $48.1 million in 2009, from $56.2 million in 2009, primarily due to a decrease in the number of third party units purchased during 2010.

Other Income and Expense

- Interest income decreased 25.4%, to $3.6 million in 2010, from $4.8 million in 2009, due to a decrease in imputed interest resulting from the collection of notes receivable under certain development agreements. Notes receivable balances related to development agreements with a customer for which we impute interest were $39.4 million as of September 30, 2010 compared to $54.9 million as of September 30, 2009. During fiscal 2010, we recognized imputed interest of $3.2 million relating to development agreements with an imputed interest rate range of 5.25% to 9.00%, compared to $4.3 million in fiscal 2009.
- Interest expense decreased $2.1 million, or 31.0%, to $4.6 million in 2010, from $6.6 million in 2009, primarily due to a decrease in amounts outstanding under our Credit Agreement.
- Other expense was $119,000 for the year ended September 30, 2010, compared to $210,000 for the year ended September 30, 2009. Other expense resulted from losses incurred on foreign currency transactions as a result of the strengthening U.S. dollar.

Income tax decreased to a benefit of $14.4 million for 2010, compared to $14.0 million expense for 2009. These figures represent an effective tax rate of 122.0% and (45.4%) for fiscal 2010 and 2009, respectively. In 2010, the Company identified that certain intangible assets were being depreciated for tax purposes over a longer period than required by IRS guidelines . As a result, the Company elected under certain automatic procedures to make a method change to reduced the lives of the assets from 15 years to the appropriate life (generally 4 to 7 years) for tax purposes. As a result of this method change , the Company recorded a cumulative catch up adjustment for tax depreciation, which resulted in a significant tax loss for the year ended September 30, 2010. Correspondingly, the valuation allowance, previously recorded on deferred tax assets, decreased by approximately $10.3 million, which was primarily associated with the depreciation method change as well as results of operations.

As of September 30, 2010, management considered the likelihood of realizing the future benefits associated with the Company's existing deductible temporary differences and carryforwards. As a result of this analysis, and based on the current year pre-tax loss and a cumulative loss in the prior three fiscal years, management determined that it is not more likely than not that the future benefit associated with all of the Company's existing deductible temporary differences and carryforwards in the U.S. and Mexico will be realized. As a result, the Company maintained a valuation allowance against all of its remaining deferred tax assets.

The Financial Accounting Standards Board(FASB) has issued Accounting Standard Codification(ASC) Topic 740, "Income Taxes" (formerly issued as FASB Interpretation No. 48, or FIN 48, "Accounting for Uncertainty in Income Taxes," an interpretation of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes") to clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC Topic 740 also prescribes a recognition threshold and measurement attribute for the financial statement recognition, and for the measurement of a tax position taken or expected to be taken in a tax return. The FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted ASC Topic 740 in the first quarter of fiscal 2008 and recorded a liability of $295,000 (in the first quarter of fiscal 2008) related to uncertain tax positions. This reserve was charged to Retained Earnings. During the fiscal year ended September 30, 2010 management increased the liability related to uncertain tax positions for an additional tax uncertainty as well as an estimated interest amount. The liability related to uncertain tax positions was also reduced during the year for a previously recognized uncertainty that has been audited and settled. The resulting liability related to uncertain tax positions at September 30, 2010 was approximately $320,000.

Fiscal 2009 Compared to Fiscal 2008

Total revenues for 2009 were $127.2 million, compared to $131.1 million in 2008, a $4.0 million, or a 3.0% decrease.

Gaming Operations - Participation revenue

- Oklahoma gaming revenues were $67.8 million in 2009, compared to $71.8 million in 2008, a decrease of $4.1 million, or 5.7%. Oklahoma's end of period unit count as of 2009 was 7,093 compared to 6,708 as of 2008, a 385 unit or 5.7% increase. The decrease in revenue is from a conversion of our Class II products to our Class III products, for which we receive a lower percentage of revenue and thus lowering our gaming revenue from 2008 to 2009.

- Revenues from the Mexico bingo market were $9.8 million in 2009 and $10.0 million in 2008, a decrease of $203,000 or 2.0%. In 2009, we had installed 5,401 player terminals at 27 bingo parlors in Mexico compared to 5,133 terminals installed at 22 bingo parlors in 2008. The decrease in revenue relates to a reduction in the win per unit in Mexico due to an increase in competition into the major Mexico markets.

- Alabama gaming revenues decreased $4.7 million, or 33.7%, to $9.2 million in; 2009, compared to $13.8 million in 2008. The decrease in revenue is primarily attributable to competitive factors and to a lesser extent, economic factors. Competitive factors would include, but are not limited to, a significant increase of competitor units added to the gaming floor of our largest charity operation, players reward programs not offered on our player terminals, and location of our player terminals on the gaming floor

- Other gaming operations revenue relates to participation revenue from other states, including Washington, Wisconsin, Louisiana, Texas, New York, California and Rhode Island and Malta. Gaming revenue from these states combined was $13.0 million in 2009 compared to $17.0 million in 2008 a $4.0 million23.3%, decrease. The end of period unit count for these states decreased to 1,340 in 2009 from 1,757 in 2008. Other gaming operations revenue includes back office fees for system installations of $3.3 million and $3.6 million in 2009 and 2008, respectively.

Gaming Operations - Lottery

- , Revenues from the New York Lottery system increased $560,000, or 8.0%, to $7.6 million in 2009, from $7.0 million in 2008. At September 30, 2009, eight of the nine planned racetrack casinos were operating, with approximately 12,500 total terminals. The increase is attributable to increased activity within the New York Lottery system.

Gaming Equipment and System Sales - Player Terminal and Equipment Sales

- Player terminal and equipment sales were $13.7 million for 2009 compared to $8.3 million for 2008 an increase of $5.4 million, or 63.9%. Player terminal sales for 2009 were $6.3 million on sales of 651third party units compared to $7.5 million on sales of 569 third party units in 2008. Gaming equipment sales were $2.7 million and $617,000 in 2009 and 2008 respectively. Player terminal and equipment sales also include $4.6 million and $182,000, respectively, related to deferred revenue recognized during 2009 and 2008 due to sold in prior periods being amortized to revenue over the contract period.

Gaming Equipment and System Sales - Systems and Licensing

- Systems and licensing sales revenue was $3.6 million in 2009, and $1.6 million in 2008. Systems and licensing revenue in 2009 relates to (i) $1.9 million in system and license sales sold in prior periods being amortized to revenue from deferred revenue over the contract period; (ii) $899,000 of licenses associated with game changes; and (iii) $762,000 of game themes sold in related to third party units. System and licensing revenue in 2008 relates to (i) $1.0 million associated with game changes; (ii) $494,000 for one system; and (iii) $118,000 from the sale of third party units.

Cost of Revenues

- Total cost of revenues, which includes cost of gaming equipment and system sales and royalty fees, increased $6.3 million to $11.3 million in 2009, from $5.0 million in 2008. Costs of revenues related to player terminal sales were $4.7 million and $3.4 million in 2009 and 2008, respectively. Other costs of revenues and royalty fees were $2.1 million and $775,000 for 2009 and 2008. Cost of revenues for 2009 also includes $3.2 million of costs of prior period shipments being amortized from deferred revenue over the contract period, and $1.3 million related to the sale of gaming equipment during the period. Costs of sales for 2008 also includes $271,000 related to sale of gaming equipment and $400,000 related to systems and license sales.

Selling, General and Administrative Expenses

- Selling, general and administrative expenses decreased $2.7 million, or 4.1%, to $63.8 million in 2009, from $66.5 million in 2008. The decrease was primarily a result of Salaries and wages and employee benefits of $1.1 million and travel and entertainment of $1.4 million.

Write-off, reserve, impairment and settlement charges

- Write-off, reserve, impairment and settlement charges for 2009 were $19.8 million an increase of $14.1 million from $5.7 million in 2008. The 2009 charges consisted of: (i) $8.2 million in litigation costs; (ii) $1.2 million in severance expense; (iii) $4.7 million in inventory write-offs; and (iv) $5.7 million in facility install costs, capitalized software, patents and scrapped units. Charges in 2008 were $5.7 million, which consisted of; (i) $2.9 million reserve for 3rd party licenses; (ii) $2.4 million reserve for 3rd party cabinets and other inventory and (iii) $530,000 of patent and trademarks, scrap and goodwill.

Amortization and Depreciation

- Amortization expense increased $80,000, or 1.7%, to $4.8 million in 2009, compared to $4.7 million in 2008. Depreciation expense increased $8.2 million, or 17.1%, to $56.2 million in 2008, from $48 million in 2008, primarily as a result of placing newer player terminal units in service.

Other Income and Expense

- Interest income decreased 4.9%, to $4.8 million in 2009, from $5.0 million in 2008, due to a decrease in imputed interest resulting from the collection of notes receivable under certain development agreements. Notes receivable balances related to development agreements with a customer for which we impute interest were $54.9 million as of September 30, 2009 compared to $72.7 million as of September 30, 2008. During fiscal 2009, we recorded imputed interest of $4.3 million relating to development agreements with an imputed interest rate range of 5.75% to 9.00% compared to $4.3 million in fiscal 2008.
- Interest expense decreased $2.1 million, or 23.8%, to $6.6 million in 2009, from $8.7 million in 2008, primarily due to a decrease in amounts outstanding under our Credit Agreement. The balance of the Credit Agreement decreased $12.0 million, or 13.8%, to $75.0 million from $87.0 million as of September 30, 2008.
- Other income and expense was an expense of $212,000 for the year ended September 30, 2009, compared to income of $3.2 million for the year ended September 30, 2008. Other expense in 2009 primarily resulted from losses incurred on foreign currency transactions as a result of the strengthening U.S. dollar. Other income in 2008 consisted primarily of distributions from a partnership interest accounted for on the cost basis method in fiscal 2008. The last distribution from this partnership was received in early Fiscal 2008. No additional distributions are expected from this partnership interest.

Income tax expense increased to $14.0 million for 2009, compared to $302,000 for 2008. These figures represent effective tax rates of (45.4%) and 44.4% for fiscal 2009 and 2008, respectively. The 2009 income tax expense was primarily attributable to a valuation allowance placed on deferred tax assets.

Recent Accounting Pronouncements Issued

In October 2009, FASB issued ASU No. 2009-13, "Revenue Recognition(Topic 605), Multiple-Deliverable Revenue Arrangements" and ASU No. 2009-14, "Software(Topic 985), Certain Revenue Arrangements that Include Software Elements," both consensus of the FASB Emerging Issues Task Force. ASU No. 2009-13 establishes the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue-generating activities; specifically, how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. ASU No. 2009-14 affects vendors that sell or lease tangible products in an arrangement that contains software that is more than incidental to the tangible product as a whole and clarifying what guidance should be used in allocating and measuring revenue. Upon adoption of these standards, a company can recognize revenue on delivered elements within a multiple elements arrangement based upon estimated selling prices, which is a departure from previous guidance. These standards are required to be implemented by October 1, 2010, we will adopt these provisions in the first quarter of 2011.

Liquidity and Capital Resources

At September 30, 2010, we had unrestricted cash and cash equivalents of $21.8 million, compared to $12.5 million at September 30, 2009. Our working capital as of September 30, 2010 increased to $47.2 million, compared to working capital of $28.7 million for 2009. The increase in working capital was primarily the result of increases in cash and federal income tax receivable, as well as a decrease in accounts payable and accrued expenses. During 2010, we used $27.5 million for capital expenditures of property and equipment, and collected $17.0 million on development agreements, with $7.0 million advanced under development and placement fee agreements. As of September 30, 2010, our availability under the Credit Agreement was $45.0 million, subject to covenant restrictions.

As of September 30, 2010, our total contractual cash obligations were as follows (in thousands):

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Credit Agreement Term Loan[1]	$ 750	$ 43,875	$ —	$ —	$ 44,625
Operating leases[2]	1,583	2,148	2,204	189	6,124
Purchase commitments[3]	6,613	—	—	—	6,613
Total	**$ 8,946**	**$ 46,023**	**$ 2,204**	**$ 189**	**$ 57,362**

(1) Consists of amounts borrowed under our Credit Agreement at the Eurodollar rate plus the applicable spread (6.5% as of September 30, 2010).
(2) Consists of operating leases for our facilities and office equipment that expire at various times through 2017.
(3) Consists of commitments to order third-party gaming content licenses and for the purchase of player terminals.

During fiscal 2010, we generated cash from operations of $59.2 million, compared to $45.9 million during 2009. This $13.3 million increase in cash generated from operations over the prior period was primarily a result of the net income generated in 2010 compared to the net loss incurred during 2009 as a result of the settlement of certain litigation, better working capital management, and collections from accounts receivable.

During fiscal 2009, we generated cash from operations of $45.9 million, compared to $56.4 million during 2008. This $10.5 million decrease in cash generated from operations over the prior period was primarily a result of the net loss incurred during 2009 as a result of the lawsuit settlements compared to the previous year and the timing of payments related to accounts payable and collections from accounts receivable.

Cash used in investing activities decreased to $20.9 million in 2010, down from $29.4 million in 2009. The decrease was primarily the result of a $9.6 million decrease in net capital expenditures, defined as acquisitions of property and equipment and leased gaming equipment less transfer of leased gaming equipment to inventory, from 2009 to 2010. Cash used in investing activities decreased to $29.4 million in 2009, down from $61.9 million in 2008. The decrease was primarily the result of a $10.7 million net reimbursement from development agreements in 2009 as compared to a net $14.4 million increase in advances under development agreements in 2008; as well as a $5.9 million decrease in capital expenditures from 2008 to 2009.

During the years ended September 30, 2010 and 2009, net capital expenditures consisted of the following:

Net Capital Expenditures	2010	2009
	(In thousands)	
Gaming equipment	$ 21,565	$ 30,204
Third-party gaming content licenses	5,128	6,818
Other	811	52
Total	**$ 27,504**	**$ 37,074**

Cash used in financing activities for 2010 was $28.7 million, compared to $10.7 million in 2009. The increase was primarily the result of a net decrease in borrowings under the Credit Agreement of $30.4 million during 2010, as compared to a net decrease in borrowings of $12.0 million in 2009.

Cash used in financing activities for 2009 was $10.7 million, compared to cash provided by financing activities of $5.9 million in 2008. The decrease was primarily the result of a net decrease in borrowings under the Credit Facility of $12.0 million during

2009, as compared to a net increase in borrowings of $4.4 million in 2008.

Our capital expenditures for the next twelve months will depend upon the number of new player terminals that we are able to place into service at new or existing facilities and the actual number of repairs and equipment upgrades to the player terminals that are currently in the field. We will continue to offer games developed by us, as well as games from third parties in an attempt to optimize the balance between our Class III and Class II product.

In 2009, we fulfilled a commitment to a significant, existing tribal customer to provide approximately 43.8%, or $65.6 million, of the total funding for a facility expansion. Because of our commitment to fund the expansion, we secured the right to place an additional 1,400 gaming units in the expanded facility in southern Oklahoma. We recorded all advances as a note receivable and imputed interest on the interest free loan. The discount (imputed interest) was recorded as contract rights and will be amortized over the life of the agreement. The repayment period of the note will be based on the performance of the facility. As of September 30, 2010, we had installed the additional 1,400 units in the expanded facility. During 2010, the tribal customer repaid $14.6 million of the balance; thus the balance as of September 30, 2010 was $37.9 million.

In addition, the Company funded through development or placement fee agreements four additional facilities in 2010 in the amount of $7.0 million. The development agreement funded amount of $1.5 million is expected to be repaid to the Company from excess sales proceeds after giving effect to the revenue share arrangement.

We believe that our existing cash and cash equivalents, cash provided from our operations, and amounts available under our Credit Agreement can sustain our current operations; however, our performance and financial results are, to a certain extent, subject to general conditions in or affecting the commercial and Native American gaming industry, and to general economic, political, financial, competitive and regulatory factors beyond our control (*See* Item 1A - Risk Factors and Note 11 to our Consolidated Financial Statements - Commitments and Contingencies"). If our business does not continue to generate cash flow at current levels, we may need to raise additional financing or renegotiate terms of our existing Credit Agreement. Sources of additional financing might include additional bank debt or the public or private sale of equity or debt securities, subject to the terms of our Credit Agreement. Sufficient funds, however, may not be available, on terms acceptable to us, or at all, from these sources or from any other source, to enable us to make necessary capital expenditures and to make discretionary investments in the future.

Off Balance Sheet Arrangements

At September 30, 2010, we had no off balance sheet arrangements.

Credit Agreement. On April 27, 2007, certain of our subsidiaries entered into a credit agreement with Comerica Bank, the Credit Agreement, to provide us with a $150 million credit facility, which replaced our previous credit facility in its entirety. On October 26, 2007, we amended the Credit Agreement, and transferred a portion of the revolving credit commitment to a fully funded term loan. The term loan is amortized at an annual amount of 1% per year, payable in equal quarterly installments beginning January 1, 2008, with the remaining amount due on the maturity date. We entered into a second amendment to the Credit Agreement on December 20, 2007. The second amendment (i) extended the hedging arrangement date related to a portion of the term loan to June 1, 2008; and (ii) modified the interest rate margin applicable to the Credit Agreement. On July 22, 2009, we entered into a third amendment to the Credit Agreement, which amended certain covenants, reduced the total borrowing capacity of the Credit Agreement to $125 million ($65 million under the revolving credit commitment and $60 million under the term loan) from the previous total borrowing capacity of $150 million, and agreed to a LIBOR floor of 2%.

On April 6, 2010, we entered into a fourth amendment to the Credit Agreement which (i) removed the requirement to maintain a minimum Consolidated EBITDA (earnings before net interest expense, taxes, depreciation and amortization and accretion of contract rights); (ii) amended the consolidated total leverage ratio to a ratio of not greater than 1.50 to 1.00; (iii) reduced the total borrowing capacity of the Credit Agreement by reducing the revolving commitment of the credit facility from $65 million to $45 million and the term loan from $60 million to $45 million; and (iv) amended the definition of Consolidated EBITDA to include any extraordinary, unusual or non-cash non-recurring expenses or losses (including, whether or not otherwise includable as a separate item in the Consolidated Statement of Operations for such period, losses on sales of assets outside the ordinary course of business) of up to $10 million, commencing June 30, 2010. As a result of this amended definition of Consolidated EBITDA in the fourth amendment, commencing June 30, 2010, we modified its calculation of Adjusted EBITDA. Adjusted EBITDA is presented and reconciled to EBITDA and Net Income/Loss and Adjusted EBITDA continues to be the basis for which compliance with a number of covenants will be determined, including certain ratios.

Beginning June 30, 2010, the calculation of Adjusted EBITDA is as follows:

Consolidated net income or loss
+ Income tax (benefit)
+ Interest expense
+ Depreciation and amortization expense
+ Accretion of contract rights
+ Non-cash expense related to stock compensation
+ Extraordinary, unusual or non-cash non-recurring expenses or losses (up to $10 million)
- Non-cash income items
- Extraordinary income or gains

There are no items included in the calculation of Adjusted EBITDA that were not previously agreed to as part of the amendments to the Credit Agreement.

We account for amendments or changes to our Credit Agreement in accordance with ASC 470-50-40-21, "Modifications and exchanges of line of credit or revolving debt arrangements." Based on the requirements of ASC 470-50-40-21, we wrote-off $381,000 during 2010 related to unamortized deferred costs of the original Credit Agreement and subsequent amendments. The remaining deferred costs of approximately $798,000, in addition to the approximately $284,000 of costs related to the fourth amendment will be amortized over the remaining term of the Credit Agreement.

The Credit Agreement is collateralized by substantially all of our assets, and also contains financial covenants as defined in the agreement. As of September 30, 2010, we are in compliance with the loan covenants. The Credit Agreement requires certain mandatory prepayments be made on the term loan from the net cash proceeds of certain asset sales and condemnation proceedings (in each case to the extent not reinvested, within certain specified time periods, in the replacement or acquisition of property to be used in its businesses).

The Credit Agreement provides us with the ability to finance development and placement fee agreements and acquisitions and working capital for general corporate purposes. Advances under the revolving credit commitment and the term loan mature on April 27, 2012, and bear interest at the Eurodollar rate plus the applicable spread, tied to various levels of interest pricing determined by total debt to EBITDA.

As of September 30, 2010, the $44.6 million under the term loan bore interest at 6.5%.

Stock Repurchase Authorizations

During fiscal 2010, 2009 and 2008, we did not repurchase any shares of our common stock. On December 3, 2010 we announced that the Board of Directors authorized a share repurchase program allowing for the repurchase of up to $15 million of our common stock over the next three years. As of December 7, 2010, our agent had purchased 59,300 shares on our behalf.

Stock-Based Compensation

At September 30, 2010, we had approximately 6.4 million stock options outstanding, with exercise prices ranging from $1.61 to $18.71 per share. At September 30, 2010, approximately 3.7 million of the outstanding stock options were exercisable.

During fiscal 2010, stock options to purchase 1.4 million shares of common stock were granted at a weighted average exercise price of $4.08, and we issued 402,000 shares of common stock as a result of stock option exercises with a weighted average exercise price of $2.52.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based on the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the periods presented. There can be no assurance that actual results will not differ from those estimates. We believe the following represent our most critical accounting policies.

Management considers an accounting estimate to be critical if:

- It requires assumptions to be made that were uncertain at the time the estimate was made (Critical Assumption #1), and
- Changes in the estimate or different estimates that could have been selected could have a material impact on our consolidated results of operation or financial condition (Critical Assumption #2).

Revenue Recognition. As further discussed in the discussion of our Revenue Recognition policy in Note 1 of our Consolidated Financial Statements, revenue from the sale of software is accounted for under ASC Topic 985, "Software" (formerly Statement of Position 97-2, "Software Revenue Recognition," and its various interpretations). If Vendor-Specific Objective Evidence, or VSOE, of fair value does not exist, the revenue is deferred until such time that all elements have been delivered or services have been performed. If any element is determined to be essential to the function of the other, revenues are generally recognized over the term of the services that are rendered. In those limited situations where VSOE does not exist for any undelivered elements of a multiple element arrangement, then the aggregate value of the arrangement, including the value of products and services delivered or performed, is initially deferred until all hardware and software is delivered, and then is recognized ratably over the period of the last deliverable, generally the service period of the contract. Depending upon the elements and the terms of the arrangement, we recognize certain revenues under the residual method. Under the residual method, revenue is recognized when VSOE of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more of the delivered elements in the arrangement. Under the residual method, we defer the fair value of undelivered elements, and the remainder of the arrangement fee is then allocated to the delivered elements and is recognized as revenue, assuming the other revenue recognition criteria are met.

Assumptions/Approach Used: The determination whether all elements of sale have VSOE is a subjective measure, where we have made determinations about our ability to price certain aspects of transactions.

Effect if Different Assumptions Used: When we have determined that VSOE does not exist for any undelivered elements of an arrangement, then the aggregate value of the arrangement, including the value of products and services delivered or performed, is initially deferred until all hardware and software is delivered, and then is recognized ratably over the period of the last deliverable, generally the service period of the contract. The deferral of revenue under arrangements where we have determined that VSOE does not exist has resulted in $4.6 million being recorded as deferred revenue at September 30, 2010. If we had made alternative assessments as to the existence of VSOE in these arrangements, some or all of these amounts could have been recognized as revenue prior to September 30, 2010.

Share-Based Compensation Expense. We recognize compensation expense for all share-based payments granted after October 1, 2005 and prior to but not yet vested as of October 1, 2005, in accordance with ASC Topic 718, "Compensation-Stock Compensation" and ASC Subtopic 505-50, "Equity-Based Payments to Non-Employees" (formerly SFAS 123(R), "Share-Based Payments"). Under the fair value recognition provisions of ASC Topic 718 and Subtopic 505-50, we recognize share-based compensation net of an estimated forfeiture rate, and only recognize compensation cost for those shares expected to vest on a straight-line basis over the service period of the award.

Assumptions/Approach Used: Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of highly subjective assumptions, including the expected life of the share-based payment awards, and stock price volatility. Management determined that volatility is based on historical volatility trends. In addition, we are required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period.

Effect if Different Assumptions Used: The assumptions used in calculating the fair value of share-based payment awards, along with the forfeiture rate estimation, represent management's best estimates, but these estimates involve inherent uncertainties and the application of management's judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Property and Equipment and Leased Gaming Equipment. Property and equipment and leased gaming equipment is stated at cost. The cost of property and equipment and leased gaming equipment is depreciated over their estimated useful lives, generally using the straight-line method for financial reporting, and regulatory acceptable methods for tax reporting purposes. Player terminals placed with customers under participation arrangements are included in leased gaming equipment, i.e. "rental pool - deployed". Leased gaming equipment also includes a pool of rental terminals that have previously been placed in the field under participation arrangements, but are currently back with us being refurbished and/or awaiting redeployment, i.e. "rental pool - undeployed". Routine maintenance of property and equipment and leased gaming equipment is expensed in the period incurred, while major component upgrades are capitalized and depreciated over the estimated useful life (Critical Assumption #1) of the component. Sales and retirements of depreciable property are recorded by removing the related cost and accumulated depreciation from the accounts. Gains or losses on sales and retirements of property are reflected in our results of operations.

For impairment analysis purposes, the Company's rental pool is viewed as a fungible pool of assets; including assets in both rental pool-deployed and rental pool-undeployed. In order to determine whether these assets are impaired, the net book value of the rental pool was compared to an estimate of future net cash flows from all existing facilities. The primary assumption used in determining future cash flows is our estimate of future undiscounted revenue. In addition, the Company analyzes the composition of its rental pool to determine the future use of older models and related components for those models. The impairment analysis for the fiscal years ended September 30, 2010 and 2009 indicated that we had substantial cash flows to fully recover the carrying value of the entire rental pool. As of September 30, 2010 and 2009, the balance sheet consisted of $46.3 million and $65.4 million, respectively, of rental pool assets. Management reviews long-lived asset classes for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. (Critical Assumption #2)

Assumptions/Approach used for Critical Assumption #1: The carrying value of the asset is determined based upon management's assumptions as to the useful life of the asset, where the assets are depreciated over the estimated life on a straight line basis, where the useful life of items in the rental pool has been determined by management to be three years.

Effect if different assumptions used for Critical Assumption #1: While we believe that the useful lives that have been determined for our fixed assets are reasonable, different assumptions could materially affect the carrying value of the assets, as well as the depreciation expense recorded in each respective period related to those assets. During the year ended September 30, 2010, a significant portion of the $51.6 million of depreciation and amortization expense related to assets in the rental pool. If the depreciable life of assets in our rental pool were changed from three years to another period of time, we could incur a materially different amount of depreciation expense during the period.

Assumptions/Approach used for Critical Assumption #2: Recoverability of assets to be held and used is measured through considerations of the future undiscounted cash flows expected to be generated by the assets as a group, as opposed to analysis by individual asset. We also reviewed the future undiscounted cash flows of assets in place at a specific locations for further analysis. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs of disposal. The carrying value of the asset is determined based upon management's assumptions as to the useful life of the asset, where the assets are depreciated over the estimated life on a straight-line basis.

Effect if different assumptions used for Critical Assumption #2: Impairment testing requires judgment, including estimations of useful lives of the assets, estimated cash flows, and determinations of fair value. While we believe our estimates of useful lives and cash flows are reasonable, different assumptions could materially affect the measurement of useful lives, recoverability and fair value. If actual cash flows fall below initial forecasts, we may need to record additional amortization and/or impairment charges. Additionally, while we believe that analysis of the recoverability of assets in our rental pool is accurately assessed from a homogeneous level due to the interchangeability of player stations and parts, if these assets were to be reviewed for impairment using another approach, there could be different outcomes to any impairment analysis performed.

The most critical assumption related to the impairment of property and equipment and leased gaming equipment and calculation of future cash flows expected to be generated from those assets is our estimate of future revenue. As of September 30, 2010, the carrying value of property and equipment and leased gaming equipment was $48.6 million and the estimate of future revenue to be generated from those assets exceeded $305.0 million. Therefore, our future revenue estimates would have to fluctuate substantially from those anticipated to have an impact on asset carrying values or require recognition in our financial statements.

Development and Placement Fee Agreements. We enter into development and placement fee agreements to provide financing for new gaming facilities or for the expansion of existing facilities. In return, the facility dedicates a percentage of its floor space to exclusive placement of our player terminals, and we receive a fixed percentage of those player terminals' hold per day over the term of the agreement. Certain of the agreements contain player terminal performance standards that could allow the facility to reduce a portion of our guaranteed floor space. In addition, certain development agreements allow the facilities to buy out floor space after advances that are subject to repayment have been repaid. The development agreements typically provide for a portion of the amounts retained by the gaming facility for their share of the hold to be used to repay some or all of the advances recorded as notes receivable. Placement fees and amounts advanced in excess of those to be reimbursed by the customer for real property and land improvements are allocated to intangible assets and are generally amortized over the life of the contract, using the straight-line method of amortization (Critical Assumption #1), which is recorded as a reduction of revenue generated from the gaming facility. In the past and in the future, we may by mutual agreement and for consideration, amend these contracts to reduce our floor space at the facilities. Any proceeds received for the reduction of floor space is first applied against the intangible asset for that particular development or placement fee agreement, if any.

Management reviews intangible assets related to development and placement fee agreements for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable (Critical Assumption #2). For the year ended September 30, 2010, there was no impairment to the assets' carrying values.

Assumptions/Approach used for Critical Assumption #1: Placement fees and amounts advanced in excess of those to be reimbursed by the customer for real property and land improvements are allocated to intangible assets and are generally amortized over the life of the contract, using the straight-line method of amortization, which is recorded as a reduction of revenue generated from the gaming facility. We use a straight-line amortization method, as a pattern of future benefits cannot be readily determined.

Effect if Different Assumptions used for Critical Assumption #1: While we believe that the use of the straight-line method of amortization is the best way to account for the costs associated with the costs of acquiring exclusive floor space rights at our customers facilities, the use of an alternative method could have a material effect on the amount recorded as a reduction to revenue in the current reporting period.

Assumptions/Approach used for Critical Assumption #2: We estimate cash flows directly associated with the use of the intangible assets to test recoverability and remaining useful lives based upon the forecasted utilization of the asset and expected revenues. In developing estimated cash flows, we incorporate assumptions regarding future performance, including estimations of hold per day and estimated units. When the carrying amount exceeds the undiscounted cash flows expected to result from the use and eventual disposition of the asset, we then compare the carrying amount to its current fair value. We recognize an impairment loss if the carrying amount is not recoverable and exceeds its fair value.

Effect if Different Assumptions used for Critical Assumption #2: Impairment testing requires judgment, including estimations of cash flows, and determinations of fair value. While we believe our estimates of future revenues and cash flows are reasonable, different assumptions could materially affect the measurement of useful lives, recoverability and fair value. If actual cash flows fall below initial forecasts, we may need to record additional amortization and/or impairment charges.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts related to our receivable balances that have been deemed to have a high risk of uncollectibility. Management reviews its receivable balances on a monthly or quarterly basis to determine if any receivables will potentially be uncollectible. Management analyzes historical collection trends and changes in its customer payment patterns, customer concentration, and creditworthiness when evaluating the adequacy of its allowance for doubtful accounts. In our overall allowance for doubtful accounts, we include any receivable balances where uncertainty exists as to whether the account balance has become uncollectible. Based on the information available, management believes the allowance for doubtful accounts is adequate; however, actual write-offs might exceed the recorded allowance.

Income Taxes. In accordance with ASC Topic 740, "Income Taxes", we have recorded deferred tax assets and liabilities to account for the expected future tax benefits and consequences of events that have been recognized in our financial statements and our tax returns. There are several items that result in deferred tax asset and liability impact to the balance sheet. If we conclude that it is more likely than not that some portion or all of the deferred tax assets will not be realized under accounting standards, it is reduced by a valuation allowance to remove the benefit of recovering those deferred tax assets from our financial statements. Additionally, in accordance with ASC Topic 740, as of September 30, 2010, we have recorded a liability of $320,000, including accrued interest and penalties, associated with uncertain tax positions. ASC Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We are required to determine whether it is more likely than not (a likelihood of more than 50 percent) that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position in order to record any financial statement benefit. If that step is satisfied, then we must measure the tax position to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Assumptions/Approach Used: Numerous judgments and assumptions are inherent in the determination of future taxable income and tax return filing positions that we take, including factors such as future operating conditions. As of September 30, 2010, management considered the likelihood of realizing the future benefits associated with the Company's existing deductible temporary differences and carryforwards. As a result of this analysis, and based on the current year loss and a cumulative loss in the prior three fiscal years, management determined that it is not more likely than not that the future benefit associated with all of the Company's existing deductible temporary differences and carryforwards in the U.S. and Mexico will be realized. As a result, the Company recorded a valuation allowance against all of its deferred tax assets.

Effect if Different Assumptions Used: Management, along with consultation from an independent public accounting firm used in tax consultation, continually evaluate complicated tax law requirements and their effect on our current and future tax liability and our tax filing positions. The ultimate utilization of our gross deferred tax assets of $14.8 million, primarily associated with the tax basis of our property and equipment and leased gaming equipment is largely dependent upon our ability to generate taxable income in the future or carryback losses to prior years with taxable income. Our liability for uncertain tax positions is dependent upon our judgment on the amount of financial statement benefit that an uncertain tax position will realize upon ultimate settlement and on the probabilities of the outcomes that could be realized upon ultimate settlement of an uncertain tax position using the facts, circumstances and information available at the reporting date to establish the appropriate amount of financial statement benefit.

The Company maintains a valuation allowance when management believes it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in a valuation allowance from period to period are included in the tax provision in the period of change. Management evaluates the recoverability of our deferred income tax assets by assessing the need for a valuation allowance on a quarterly basis. If we determine that it is more likely than not that our deferred tax assets will be recovered, the valuation allowance will be reduced.

As of September 30, 2010, management determined that it is not more likely than not that the future benefit associated with all of the Company's existing deductible temporary differences and carryforwards in the U.S. and Mexico will be realized. As a result, the Company recorded a valuation allowance against all of its deferred tax assets.

Inflation and Other Cost Factors

Our operations have not been nor are they expected to be materially affected by inflation. However, our domestic and international operational expansion is affected by the cost of hardware components, which are not considered to be inflation sensitive, but rather, sensitive to changes in technology and competition in the hardware markets. In addition, we expect to continue to incur increased legal and other similar costs associated with regulatory compliance requirements and the uncertainties present in the operating environment in which we conduct our business. However, this expectation could change depending upon a number of factors, including those described under "Item 1 - Business" and "Item 1A – Risk Factors."

U.S. GAAP Net Income (Loss) to EBITDA and Adjusted EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, amortization, depreciation, and accretion of contract rights. Adjusted EBITDA is defined as EBITDA, plus certain add-backs as agreed upon by our lenders (as shown below). Although EBITDA and Adjusted EBITDA are not measures of performance calculated in accordance with generally accepted accounting principles, we believe the use of the non-GAAP financial measures, EBITDA and Adjusted EBITDA, enhances an overall understanding of our past financial performance, and provides useful information to the investor because of its historical use by us as a performance measure, and the use of EBITDA and Adjusted EBITDA by companies in the gaming sector as a measure of performance. However, investors should not consider these measures in isolation or as a substitute for net income, operating income, or any other measure for determining our operating performance that is calculated in accordance with GAAP. In addition, because EBITDA and Adjusted EBITDA are not calculated in accordance with GAAP, the measures may not necessarily be comparable to similarly titled measures employed by other companies. A reconciliation of EBITDA and Adjusted EBITDA to the most comparable GAAP financial measure, net income (loss), follows:

U.S. GAAP Net Income (Loss) to EBITDA Reconciliation
Years Ended September 30,
(In thousands)

	2010	2009	2008	2007	2006
Net income (loss)	$ 2,629	$ (44,778)	$ 378	$ (744)	$ 3,532
Add back:					
Amortization and depreciation	51,593	61,015	52,717	58,179	57,227
Accretion of contract rights	6,739	6,250	4,092	5,576	4,256
Interest expense, net	1,025	1,866	3,687	421	1,454
Income tax expense (benefit)	(14,393)	13,998	302	(1,179)	2,516
EBITDA	$ 47,593	$ 38,351	$ 61,176	$ 62,253	$ 68,985
Adjusted EBITDA add backs:					
Interest income	3,554	4,764	5,011	4,575	3,024
Certain impairment charges[1&3]	5,545	10,692	5,884	—	—
Certain litigation costs[2]	—	9,000	—	—	—
Stock compensation	1,649	1,888	1,468	1,164	2,687
Severance	—	135	—	—	—
Adjusted EBITDA	$ 58,341	$ 64,830	$ 73,539	$ 67,992	$ 74,696

(1) Includes up to $17.0 million of non-cash asset impairment charges ($10.0 million for quarterly periods subsequent to March 31, 2009 and $7.0 million for the three quarterly periods prior to and including March 31, 2009). These charges will be considered add backs for the Adjusted EBITDA calculation in the quarter incurred and the three quarters thereafter.

(2) Includes legal costs and settlement fees incurred in the trailing four-quarter period ended June 30, 2009 related to litigation with Diamond Game Enterprises, Inc. These charges will be considered add backs for the Adjusted EBITDA calculation in the quarter incurred and the three quarters thereafter.

(3) Adjusted EBITDA represents the calculation of EBITDA, as defined in the amended Credit Agreement solely for the purpose of calculating certain covenants within the Credit Agreement. Commencing June 30, 2010, the calculation of Adjusted EBITDA was modified as a result of an amendment to the Credit Agreement. Adjusted EBITDA is presented and reconciled to EBITDA and Net Income/Loss and Adjusted EBITDA continues to be the basis for which compliance with a number of covenants are determined, including certain ratios.

ITEM 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are subject to market risks in the ordinary course of business, primarily associated with interest rate fluctuations.

Our Credit Agreement provides us with additional liquidity to meet our short-term financing needs, as further described under "Part II – Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" and "Part IV – Item 15. Exhibits and Financial Statement Schedules – Note 7. Credit Agreement, Long-Term Debt." Pursuant to our Credit Agreement, we may currently borrow up to a total of $90 million, and our availability as of September 30, 2010, is $45.0 million, subject to covenant restrictions.

In connection with the development agreements we enter into with some of our Native American tribal customers, as well as certain other customers, we advance funds to the customer for the construction and development of gaming facilities, some of which are required to be repaid. As a result of our adjustable interest rate notes payable and fixed interest rate notes receivable described above, we are subject to market risk with respect to interest rate fluctuations. Any material increase in prevailing interest rates could cause us to incur significantly higher interest expense.

We account for currency translation from our Mexico operations in accordance with ASC Topic 830, "Foreign Currency Matters" (formerly SFAS No. 52, "Foreign Currency Translation"). Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments resulting from this process are charged or credited to other comprehensive income. We do not currently manage this exposure with derivative financial instruments.

ITEM 8. *Financial Statements and Supplementary Data*

The financial statements and supplemental data required by this item are included in PART IV, Item 15.

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

ITEM 9A. *Controls and Procedures*

Evaluation of Disclosure Control and Procedures. As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of management's disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) to ensure information required to be disclosed in our filings under the Securities Exchange Act of 1934, is (i) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving desired control objectives, and management is necessarily required to apply its judgment when evaluating the cost-benefit relationship of potential controls and procedures. Based upon the evaluation, the Chief Executive Officer and our Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of September 30, 2010.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Management's Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of September 30, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on our assessment and those criteria, we believe that we maintained effective internal control over financial reporting as of September 30, 2010.

Our independent registered public accounting firm, BDO USA, LLP, has issued an attestation report dated December 10, 2010 on our internal control over financial reporting. That report is included on page 46.

Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the quarter ended September 30, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *Other Information*

None.

PART III

ITEM 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this item regarding our directors and corporate governance matters is included under the captions "Corporate Governance Matters" and "Proposal One—Election of Directors" in the Company's Proxy Statement for its 2011 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year ended September 30, 2010 (the "Proxy Statement") and is incorporated herein by reference. The information required by this item regarding delinquent filers pursuant to Item 405 of Regulation S-K is included under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated herein by reference.

ITEM 11. ***Executive Compensation***

The information required by this Item is incorporated by reference to the Proxy Statement under the heading "Executive Compensation" and "Corporate Governance – Compensation Committee."

ITEM 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item is incorporated by reference to the Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation – Equity Compensation Plan Information."

ITEM 13. ***Certain Relationships and Related Transactions and Director Independence***

The information required by this Item is incorporated by reference to the Proxy Statement under the heading "Certain Relationships and Related Transactions" and "Corporate Governance – Determination of Independence."

ITEM 14. ***Principal Accountant Fees and Services***

The information required by this Item is incorporated by reference to the Proxy Statement under the heading "Proposal Three - Ratification of Independent Registered Public Accounting Firm" and "Audit Committee Report."

PART IV

ITEM 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements

(2) Financial Statement Schedule

(3) The Exhibits listed in the Exhibit Index, which appears immediately following the signature page and are incorporated herein by reference, and are filed as part of this Annual Report on Form 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Multimedia Games, Inc.
Austin, Texas

We have audited the accompanying consolidated balance sheets of Multimedia Games, Inc., or the Company, as of September 30, 2010 and 2009 and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended September 30, 2010. We have also audited the schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements and schedule presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Multimedia Games, Inc. at September 30, 2010 and 2009, and the results of its operations and its cash flows for the each of the three years in the period ended September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

As discussed in Note 9 of the consolidated financial statements, effective October 1, 2008, the Company adopted the provisions of ASC Topic 740, "Income Taxes" (formerly FASB Interpretation No. 48, or FIN 48, "Accounting for Uncertainty in Income Taxes," an interpretation of SFAS No. 109, "Accounting for Income Taxes").

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Multimedia Games, Inc. internal control over financial reporting as of September 30, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated December 10, 2010 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
Houston, Texas
December 10, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Multimedia Games, Inc.
Austin, Texas

We have audited Multimedia Games, Inc., or the Company's, internal control over financial reporting as of September 30, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Multimedia Games, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Multimedia Games, Inc., or the Company, as of September 30, 2010 and 2009 and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows and the schedule listed in the accompanying index for each of the three years in the period ended September 30, 2010, and our report dated December 10, 2010 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
Houston, Texas
December 10, 2010

MULTIMEDIA GAMES, INC.
CONSOLIDATED BALANCE SHEETS
As of September 30, 2010 and 2009
(In thousands, except share and per-share amounts)

	2010	2009
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 21,792	$ 12,455
Accounts receivable, net of allowance for doubtful accounts of $614 and $3,676, respectively	11,119	13,424
Inventory	3,561	5,742
Deferred contract costs	—	1,826
Prepaid expenses and other	2,713	2,806
Current portion of notes receivable, net	13,698	15,780
Federal and state income tax receivable	19,658	6,246
Deferred income taxes	—	1,138
Total current assets	**72,541**	**59,417**
Property and equipment, net	48,588	69,050
Long-term portion of notes receivable, net	25,193	40,124
Intangible assets, net	31,510	33,361
VAT Receivable	4,627	7,516
Other assets	3,635	3,183
Deferred income taxes	—	2,969
Total assets	**$ 186,094**	**$ 215,620**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ 750	$ 750
Accounts payable and accrued expenses	21,501	27,626
Deferred revenue	3,083	2,341
Total Current Liabilities	**25,334**	**30,717**
Revolving line of credit	—	15,000
Long-term debt, less current portion	43,875	59,250
Other long-term liabilities	737	789
Deferred revenue, less current portion	1,551	2,409
Total Liabilities	**71,497**	**108,165**
Commitments and contingencies (Notes 6,7,8,9, 10 and 11)		
Stockholders' equity:		
Preferred stock:		
Series A, $0.01 par value, 1,800,000 shares authorized, no shares issued and outstanding;	—	—
Series B, $0.01 par value, 200,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 75,000,000 shares authorized; 33,523,082 and 33,121,337 shares issued, and 27,619,665 and 27,217,920 shares outstanding, respectively	335	331
Additional paid-in capital	89,598	86,317
Treasury stock, 5,903,417 shares at cost	(50,128)	(50,128)
Retained earnings	75,432	72,803
Accumulated other comprehensive loss	(640)	(1,868)
Total stockholders' equity	**114,597**	**107,455**
Total liabilities and stockholders' equity	**$ 186,094**	**$ 215,620**

The accompanying notes are an integral part of the consolidated financial statements.

MULTIMEDIA GAMES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended September 30, 2010, 2009 and 2008
(In thousands, except per-share amounts)

	2010	2009	2008
REVENUES:			
Gaming operations	$ 92,822	$ 107,478	$ 119,713
Gaming equipment and system sales	23,365	17,217	9,959
Other	1,749	2,457	1,460
Total revenues	**117,936**	**127,152**	**131,132**
OPERATING COSTS AND EXPENSES:			
Cost of revenues	13,370	11,273	5,012
Selling, general and administrative expenses	58,583	63,784	66,511
Write-off, reserve, impairment & settlement	5,010	19,784	5,689
Amortization and depreciation	51,593	61,015	52,717
Total operating costs and expenses	**128,556**	**155,856**	**129,929**
Operating income (loss)	**(10,620)**	**(28,704)**	**1,203**
OTHER INCOME (EXPENSE):			
Interest income	3,554	4,764	5,011
Interest expense	(4,579)	(6,630)	(8,698)
Other income (expense)	(119)	(210)	3,164
Income (loss) before income taxes	**(11,764)**	**(30,780)**	**680**
Income tax (expense) benefit	14,393	(13,998)	(302)
Net income (loss)	**$ 2,629**	**$ (44,778)**	**$ 378**
Basic earnings (loss) per common share	$ 0.10	$ (1.67)	$ 0.01
Diluted earnings (loss) per common share	$ 0.09	$ (1.67)	$ 0.01
Shares used in earnings (loss) per common share			
Basic	27,401	26,759	26,292
Diluted	27,990	26,759	27,201

The accompanying notes are an integral part of the consolidated financial statements.

MULTIMEDIA GAMES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended September 30, 2010, 2009 and 2008
(In thousands, except share amounts)

	Common Stock		Additional Paid -in Capital	Treasury Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Number of Shares	Amount		Number of Shares	Amount			
Balance, September 30, 2007	**32,134,614**	**$ 321**	**$ 80,112**	**5,903,417**	**$(50,128)**	**$ 117,498**	**$ 6**	**$ 147,809**
Exercise of stock options	127,374	1	216	—	—	—	—	217
Purchase of treasury stock	—	—	112	—	—	—	—	112
Tax benefit of stock options exercised	—	—	1,469	—	—	—	—	1,469
Establishment of reserve for income tax uncertainties upon adoption of ASC 740	—	—	—	—	—	(295)	—	(295)
Share-based compensation expense	250,000	3	1,167	—	—	—	—	1,170
Comprehensive income (loss):								
Net income (loss)	—	—	—	—	—	378	—	378
Foreign currency translation adjustment	—	—	—	—	—	—	(128)	(128)
Comprehensive income (loss)	—	—	—	—	—	—	—	250
Balance, September 30, 2008	**32,511,988**	**325**	**83,076**	**5,903,417**	**(50,128)**	**117,581**	**(122)**	**150,732**
Exercise of stock options	609,349	6	1,244	—	—	—	—	1,250
Tax benefit of stock options exercised	—	—	83	—	—	—	—	83
Share-based compensation expense	—	—	1,914	—	—	—	—	1,914
Comprehensive income (loss):								
Net income (loss)	—	—	—	—	—	(44,778)	—	(44,778)
Foreign currency translation adjustment	—	—	—	—	—	—	(1,746)	(1,746)
Comprehensive income (loss)	—	—	—	—	—	—	—	(46,524)
Balance, September 30, 2009	**33,121,337**	**331**	**86,317**	**5,903,417**	**(50,128)**	**72,803**	**(1,868)**	**107,455**
Exercise of stock options	401,745	4	1,011	—	—	—	—	1,015
Tax benefit of stock options exercised	—	—	621	—	—	—	—	621
Share-based compensation expense	—	—	1,649	—	—	—	—	1,649
Comprehensive income (loss):								
Net income (loss)	—	—	—	—	—	2,629	—	2,629
Foreign currency translation adjustment	—	—	—	—	—	—	1,228	1,228
Comprehensive income (loss)	—	—	—	—	—	—	—	3,857
Balance, September 30, 2010	**33,523,082**	**$ 335**	**$ 89,598**	**5,903,417**	**$(50,128)**	**$ 75,432**	**$ (640)**	**$ 114,597**

The accompanying notes are an integral part of the consolidated financial statements.

MULTIMEDIA GAMES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30, 2010, 2009 and 2008
(In thousands)

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 2,629	$ (44,778)	$ 378
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Amortization	3,506	4,782	4,703
Depreciation	48,087	56,233	48,014
Accretion of contract rights	6,739	6,250	4,092
Adjustments to long-lived assets	1,177	11,249	5,657
Deferred income taxes	4,107	19,671	(5,263)
Share-based compensation	1,649	1,914	1,469
Provision for doubtful accounts	2,914	2,661	421
Interest income from imputed interest	(3,236)	(4,281)	(4,308)
Changes in operating assets and liabilities:			
Accounts receivable	2,755	(95)	(1,987)
Inventory	2,054	1,668	1,157
Deferred contract costs	1,826	(828)	(998)
Prepaid expenses and other	1,439	(872)	76
Federal and state income tax receivable	(13,412)	(4,081)	(4,904)
Notes receivable	2,038	2,372	(8,402)
Accounts payable and accrued expenses	(4,949)	(1,622)	7,731
Other long-term liabilities	15	(278)	263
Deferred revenue	(116)	(4,058)	8,307
NET CASH PROVIDED BY OPERATING ACTIVITIES	**59,222**	**45,907**	**56,406**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions of property and equipment and leased gaming equipment	(34,629)	(40,580)	(45,997)
Transfer of leased gaming equipment to inventory	7,125	3,506	3,021
Proceeds from disposal of assets	—	—	340
Acquisition of intangible assets	(3,447)	(3,011)	(4,845)
Advances under development and placement fee agreements	(6,995)	(9,600)	(41,660)
Repayments under development agreements	17,034	20,271	27,273
NET CASH USED IN INVESTING ACTIVITIES	**(20,912)**	**(29,414)**	**(61,868)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of stock options, warrants and related tax benefit	1,636	1,333	329
Proceeds from shares issued	—	—	1,170
Principal payments of long-term debt and capital leases	(15,375)	(7,988)	(7,563)
Proceeds from revolving lines of credit	15,000	17,000	34,000
Payments on revolving lines of credit	(30,000)	(21,000)	(22,000)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**(28,739)**	**(10,655)**	**5,936**
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(234)	328	10
Net increase in cash and cash equivalents	9,337	6,166	484
Cash and cash equivalents, beginning of year	12,455	6,289	5,805
Cash and cash equivalents, end of year	$ 21,792	$ 12,455	$ 6,289

The accompanying notes are an integral part of the consolidated financial statements.

MULTIMEDIA GAMES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)
For the Years Ended September 30, 2010, 2009 and 2008
(In thousands)

SUPPLEMENTAL CASH FLOW DATA:	2010	2009	2008
Interest paid	$ 4,266	$ 5,695	$ 7,564
Income tax paid (refunded), net	$ (6,295)	$ (1,395)	$ 10,852
NONCASH TRANSACTIONS:			
Contract rights resulting from imputed interest on development agreement notes receivable	$ (84)	$ (399)	$ 6,380

MULTIMEDIA GAMES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Operations – Multimedia Games, Inc. and its subsidiaries (the Company) designs, manufactures and supplies innovative standalone and networked gaming systems. The Company's standalone player terminals, server-based systems, video lottery terminals, electronic scratch ticket systems, electronic instant lottery systems, back-office systems and bingo systems are used by Native American and commercial casino operators as well as state lottery operators in North America and in certain international markets. The Company has long been a leading provider of server-based gaming systems known as central determinant and downloadable systems. These systems are used by the Company's Native American gaming operator customers in both Class II and Class III settings, by the Company's commercial casino customers, by operators of charity and commercial bingo gaming facilities, and by lottery jurisdictions for operation of their video lottery systems.

The Company derives the majority of its gaming revenues from participation, or revenue share, agreements. Under the Company's participation agreements, the Company places player terminals and systems, along with the Company's proprietary and other licensed game content, at a customer's facility in return for a share of the revenues that these terminals and systems generate. To a lesser extent, the Company generates revenues from the sale of gaming units and systems though the Company is seeking to expand the use of for-sale revenues as the Company expands into additional gaming jurisdictions and into other segments of the gaming market. The Company also generates revenues by providing the central determinant system for video lottery terminals installed at racetracks in the State of New York and operated by the New York State Division of the Lottery. The Company offers content for its gaming systems that has been designed and developed by the Company, as well as game themes the Company has licensed from others. The Company currently operates in one business segment.

Consolidation Principles – The Company's consolidated financial statements include the accounts of Multimedia Games, Inc. and its wholly-owned subsidiaries: MegaBingo, Inc., MGAM Systems, Inc., MegaBingo International, LLC, Multimedia Games de Mexico 1, S. de R.L. de C.V., and Servicios de Wild Basin S. de R.L. de C.V. Intercompany balances and transactions have been eliminated.

Accounting Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Examples include share-based compensation, provisions for doubtful accounts and contract losses, estimated useful lives of property and equipment and intangible assets, impairment of property and equipment and intangible assets, deferred income taxes and related valuations allowances, and the provision for and disclosure of litigation and loss contingencies. Actual results may differ materially from these estimates in the future.

Reclassification - Reclassifications were made to the prior-period financial statements to conform to the current period presentation. Specifically, the presentation of revenue was changed to more closely reflect the manner in which Company management analyzes the performance of the business and charges for write-offs, reserves, impairments and settlements are separately presented on the consolidated statement of operations. In addition, value added tax(VAT)receivable from the Mexican government was reclassed from other assets (non-current) to a separate line item on the face of the consolidated balance sheet. These reclassifications did not have an impact on the Company's previously reported results of operations or earnings (loss) per common share amounts. Additionally, these reclassifications did not impact compliance with any applicable debt covenants in the Company's credit agreement.

Revenue Recognition – In accordance with the provision of Accounting Standards Codification (ASC) Topic 605, "Revenue Recognition", the Company recognizes revenue when all of the following have been satisfied:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred;
- Price to the buyer is fixed or determinable; and
- Collectability is probable.

Revenue - The Company derives revenue from the following sources:

•	Gaming Operations	- Participation revenue generated from the Company's games placed under the Oklahoma Compact, Native American Class II products, charity bingo and other bingo products, lottery systems and Class III back office systems
•	Gaming Equipment and System Sales	- Direct sales of player terminals, licenses, back office systems and other related equipment
•	Other	- Maintenance and service arrangements and other

The majority of the Company's gaming revenue is generated under lease participation arrangements when the Company provides its customers with player terminals, player terminal-content licenses and back-office equipment, collectively referred to as gaming equipment. Under these arrangements, the Company retains ownership of the gaming equipment installed at customer facilities, and the Company receives revenue based on a percentage of the net win per day generated by the gaming equipment. Revenue from lease participation arrangements are considered both realizable and earned at the end of each gaming day.

Gaming Operations revenue generated by player terminals deployed at sites under development and placement fee agreements is reduced by the accretion of contract rights from those development and placement fee agreements. Contract rights are amounts allocated to intangible assets for dedicated floor space resulting from development and placement fee agreements, described under "Development and Placement Fee Agreements." The related amortization expense, or accretion of contract rights, is netted against its respective revenue category in the consolidated statements of operations.

The Company also generates gaming revenues from back-office fees with certain customers. Back-office fees cover the service and maintenance costs for back-office servers installed in each gaming facility to run its gaming equipment, as well as the cost of related software updates. Back-office fees are considered both realizable and earned at the end of each gaming day.

Gaming equipment and system sales - The Company sells gaming equipment and gaming systems under independent sales contracts through normal credit terms or may grant extended credit terms under contracts secured by the related equipment, with interest recognized at market rates.

For sales arrangements with multiple deliverables, the Company applies the guidance from ASC Topic 985, "Software" and ASC Topic 605, "Revenue Recognition". Deliverables are divided into separate units of accounting if: (i) each item has value to the customer on a stand-alone basis; (ii) there is objective and reliable evidence of the fair value of the undelivered items; and (iii) delivery of the undelivered item is considered probable and substantially in the Company's control.

The majority of the Company's multiple element sales contracts are for some combination of gaming equipment, player terminals, content, system software, license fees and maintenance. For multiple element contracts considered a single unit of accounting, the Company recognizes revenues based on the method appropriate for the last delivered item.

The Company allocates revenue to each accounting unit based upon its fair value as determined by Vendor Specific Objective Evidence, or VSOE. VSOE of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold individually or separately. The Company recognizes revenue when the product is physically delivered to a customer controlled location or over the period in which the service is performed and defers revenue for any undelivered elements.

- In those situations where each element is not essential to the function of the other, the "multiple deliverables' are bifurcated into accounting units based on their relative fair market value against the total contract value and revenue recognition on those deliverables are recorded when all requirements of revenue recognition have been met.
- If any element is determined to be essential to the function of the other, revenues are generally recognized over the term of the services that are rendered.

In those situations where VSOE does not exist for any undelivered elements of a multiple element arrangement, then the aggregate value of the arrangement, including the value of products and services delivered or performed, is initially deferred until all hardware and software is delivered, and then the entire amount of the arrangement is recognized ratably over the period of the last deliverable, generally the remaining service period of the contract. Depending upon the elements and the terms of the arrangement, the Company recognizes certain revenues under the residual method. Under the residual method, revenue is recognized when VSOE of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more of the delivered elements in the arrangement. Under the residual method, the Company defers the fair value of undelivered elements, and the remainder of the arrangement fee is then allocated to the delivered elements and is recognized as revenue, assuming the other revenue recognition criteria are met.

Costs and Billings on Uncompleted Contract - During fiscal 2009 and continuing during fiscal 2010, the Company entered into a fixed-price contract with a customer, pursuant to which it will deliver an electronic bingo system. Revenues from this fixed-price contract is being recognized on the completed-contract method in accordance with ASC Subtopic 605-35, "Construction-Type and Production-Type Contracts". During the year ended September 30, 2010, the Company determined substantial completion of the contract occurred for revenue recognition purposes as all deliverables under the contract were provided to the customer, with the exception of a one year warranty, and the customer had approved the deliverables or the specified time allotted for testing had expired. Therefore, the Company began recognizing revenue ratably over the one year warranty period and thus recognized revenue and costs of $2.0 million and $1.9 million, respectively, under the contract for the year ended September 30, 2010.

Contract costs include all direct material and labor costs, and those indirect costs related to contract performance, such as indirect labor, supplies and tools. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Costs incurred in excess of amounts billed are classified as current assets under "Deferred contract costs." As of September 30, 2009, costs incurred on uncompleted contracts totaled $3.7 million and billings on uncompleted contracts totaled $1.9 million.

Cash and Cash Equivalents – The Company considers all highly liquid investments (i.e., investments which, when purchased, have original maturities of three months or less) to be cash equivalents.

Allowance for Doubtful Accounts – The Company maintains an allowance for doubtful accounts related to its accounts receivable and notes receivable that have been deemed to have a risk of collectibility. Management reviews its accounts receivable and notes receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Management analyzes historical collection trends and changes in its customer payment patterns, customer concentration, and creditworthiness when evaluating the adequacy of its allowance for doubtful accounts. In its overall allowance for doubtful accounts, the Company includes any receivable balances where uncertainty exists as to whether the account balance has become uncollectible. Based on the information available, management believes the allowance for doubtful accounts is adequate; however, actual write-offs might exceed the recorded allowance.

Inventory – The Company's inventory consists primarily of completed player terminals, related component parts and back-office computer equipment expected to be sold over the next twelve months. Inventories are stated at the lower of cost (first in, first out) or market.

Development and Placement Fee Agreements – The Company enters into development and placement fee agreements to provide financing for new gaming facilities or for the expansion of existing facilities. In return, the facility dedicates a percentage of its floor space to placement of the Company's player terminals, and the Company receives a fixed percentage of those player terminals' hold per day over the term of the agreement which is generally for 83 months. Certain of the agreements contain player terminal performance standards that could allow the facility to reduce a portion of the Company's guaranteed floor space. In addition, certain development agreements allow the facilities to buy out floor space after advances that are subject to repayment have been repaid. The agreements typically provide for a portion of the amounts retained by the gaming facility for their share of the operating profits of the facility to be used to repay some or all of the advances recorded as notes receivable. Placement fees and amounts advanced in excess of those to be reimbursed by the customer for real property and land improvements are allocated to intangible assets and are generally amortized over the term of the contract, which is recorded as a reduction of revenue generated from the gaming facility. In the past and in the future, the Company may by mutual agreement and for consideration, amend these contracts to reduce its floor space at the facilities. Any proceeds received for the reduction of floor space is first applied against the intangible asset recovered for that particular development or placement fee agreement, if any, and the remaining net book value of the intangible asset is prospectively amortized on a straight-line method over the remaining estimated useful life.

At September 30, 2010 and 2009, the following net amounts related to advances made under development and placement fee agreements were recorded in the following balance sheet captions:

	September 30,	
	2010	2009
	(In thousands)	
Included in:		
Notes receivable, net of discount (1)	$ 35,404	$ 50,288
Intangible assets – contract rights, net of accumulated amortization	26,894	28,175

(1) The Company collected approximately $17.0 million and $20.3 million on development agreement notes receivable during years ended September 30, 2010 and 2009, respectively.

Notes receivable from development agreements are generated from reimbursable amounts advanced under development agreements. The Company has entered into development agreements with customers under which approximately $39.4 million has been advanced and is outstanding at September 30, 2010, and for which the Company imputes interest on these interest-free loans discounting the balances to $35.4 million. During 2010 and 2009, the Company recorded imputed interest of $3.2 million and $4.3 million, respectively, relating to development agreements with an imputed interest rate range of 5.25% to 9.00%.

Property and Equipment and Leased Gaming Equipment – Property and equipment and leased gaming equipment are stated at cost. The cost of property and equipment and leased gaming equipment is depreciated over their estimated useful lives, generally using the straight-line method for financial reporting, and regulatory acceptable methods for income tax reporting purposes. Player terminals and related components and equipment are included in the Company's rental pool. The rental pool can be further delineated as "rental pool - deployed", which consists of assets deployed at customer sites under participation agreements, and "rental pool - undeployed", which consists of assets with the Company that are available for customer use. Rental pool - undeployed consists of both new units awaiting deployment to a customer site and previously deployed units currently back with the Company to be refurbished awaiting re-deployment. Routine maintenance of property and equipment and leased gaming equipment is expensed in the period incurred, while major component upgrades are capitalized and depreciated over the estimated remaining useful life of the component. Sales and retirements of depreciable property are recorded by removing the related cost and accumulated depreciation from the accounts. Gains or losses on sales and retirements of property are reflected in the Company's results of operations.

Management reviews long-lived asset classes for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its fair value, which considers the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value, which is estimated using a discounted cash flow model. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs of disposal. During the years ended September 30, 2010, 2009 and 2008, the Company charged operations by recording reserves or writing off $539,000, $1.4 million and $441,000 , respectively, of property and equipment and leased gaming equipment (See Note 2, "Property and Equipment and Leased Gaming Equipment.")

Other Assets – Other assets consist of restricted cash, long-term pre-paids and refundable deposits. At September 30, 2010 and 2009, the restricted cash balances were $737,000 and $804,000, respectively, representing the fair value of investments held by the Company's prize fulfillment firm related to outstanding MegaBingo® jackpot prizes.

Deferred Revenue – Deferred revenue represents amounts from the sale of gaming equipment and systems that have been billed, or for which notes receivable have been executed, but which transaction has not met the Company's revenue recognition criteria. The cost of the related gaming equipment and systems has been offset against deferred revenue. Amounts are classified between current and long-term liabilities, based upon the expected period in which the revenue will be recognized.

Other Long-Term Liabilities – Other long-term liabilities at September 30, 2010 and 2009 include the fair value of investments held by the Company's prize-fulfillment firm related to outstanding MegaBingo jackpot-prize-winner annuities of $737,000 and $804,000, respectively.

Other Income (Expense) - Other expense was $119,000 and $210,000 for the years ended September 30, 2010 and 2009, respectively. Other expense resulted from losses incurred on foreign currency transactions as a result of the strengthening U.S.

dollar. Other income for the year ended September 30, 2008 was $3.2 million. Other income consisted of distributions from a partnership interest, accounted for on the cost basis, of $74,000 in 2009 and $3.1 million in 2008.

Research and Development Costs - For the years ended September 30, 2010, 2009 and 2008 research and development costs were $12.7 million, $12.8 million and $15.6 million, respectively.

Fair Value of Financial Instruments – The carrying value of financial instruments reported in the accompanying consolidated balance sheets for cash, accounts and notes receivable, accounts payable, and accrued expenses payable and other liabilities, approximate fair value due to the immediate or short-term nature or maturity of these financial instruments. The carrying amount for the Company's credit facility approximates fair value due to the fact that the underlying instrument includes provisions to adjust interest rates to approximate fair value.

Segment and Related Information – Although the Company has a number of operating divisions the Company reports as one segment, as these divisions meet the criteria for aggregation as permitted by ASC Topic 280, "Segment Reporting." ASC 280-10-50-11, "Aggregation Criteria", allows for the aggregation of operating segments if the segments have similar economic characteristics and if the segments are similar in each of the following areas:

1. The nature of the products and services
2. The nature of the production processes
3. The type or class of customer for their products and services
4. The methods used to distribute their products or provide their services
5. The nature of the regulatory environment, if applicable.

The Company is engaged in the business of designing, manufacturing and distributing gaming machines, video lottery terminals and associated systems and equipment, as well as the maintenance of these machines and equipment. The Company's production process is essentially the same for the entire Company and is performed via outsourced manufacturing partners, as well as in house manufacturing performed primarily at the Company's warehouse and assembly facility in Austin, Texas. The Company's customers consist of entities in the business of operating gaming, bingo or lottery facilities, and include Native American Tribes, charity bingo operators and commercial entities licensed to conduct such business in their jurisdictions. The distribution of our products is consistent across the entire Company and is performed via an internal fleet of vehicles, as well as third party transportation companies. The regulatory environment is similar in every jurisdiction in that gaming is regulated and the Company's games must meet the regulatory requirements established. In addition, the economic characteristics of each customer arrangement are similar in that the Company obtains revenue via a revenue share arrangement or direct sale of product or service, depending on the customer's need. These sources of revenue are consistent with respect to both product line and geographic area.

In addition, discrete financial information, such as costs and expenses, operating income, net income and EBITDA (Earnings before interest expense, income taxes, depreciation, amortization and accretion of contract rights), are not captured or analyzed by product line or geographic area. The Company's "Chief Operating Decision Maker" analyzes the Company's product performance based on average daily play on a game level basis, which is consistent across all product lines and geographic areas. This average daily performance data along with customer needs are the key drivers for assessing how the Company allocates resources and assesses operating performance of the Company.

Costs of Computer Software – Software development costs have been accounted for in accordance with ASC Topic 985, "Software". Under ASC Topic 985, capitalization of software development costs begins upon the establishment of technological feasibility and prior to the availability of the product for general release to customers. The Company capitalized software development costs of approximately $3.3 million during 2010, $2.5 million during 2009, and $3.7 million during 2008. Software development costs primarily consist of personnel costs and gaming lab testing fees. The Company begins to amortize capitalized costs when a product is available for general release to customers. Amortization expense is determined on a product-by-product basis at a rate not less than straight-line basis over the product's remaining estimated economic life, but not to exceed five years. Amortization of software development costs was approximately $2.7 million in 2010, $3.8 million in 2009, and $3.3 million in 2008, and is included in amortization and depreciation in the accompanying consolidated statements of operations.

Income Taxes – The Company accounts for income taxes using the asset and liability method and applies the provisions of ASC Topic 740, "Income Taxes". Under ASC Topic 740, deferred tax liabilities or assets arise from differences between the tax basis of liabilities or assets and their bases for financial reporting, and are subject to tests of recoverability in the case of deferred tax assets. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets to the extent realization is not judged to be more likely than not. Additionally, in accordance with ASC Topic

740, the Company is required to determine whether it is more likely than not (a likelihood of more than 50 percent) that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position in order to record any financial statement benefit. If that step is satisfied, then the Company must measure the tax position to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Treasury Stock – The Company utilizes the cost method for accounting for its treasury stock acquisitions and dispositions.

Earnings (Loss) per Common Share – Earnings per common share is computed in accordance with ASC Topic 260, "Earnings Per Share".

Stock Options (Share-Based Compensation) – At September 30, 2010, options to purchase approximately 4.3 million shares of common stock, with exercise prices ranging from $3.52 to $18.71 per share were outstanding. The stock options were incorporated into the computation of diluted earnings per share utilizing the treasury stock method.

At September 30, 2009, options to purchase approximately 6.8 million shares of common stock, with exercise prices ranging from $1.00 to $18.71 per share were outstanding, but were not included in the computation of diluted earnings per share due to their antidilutive effect, of which 6.0 million were not included due to their respective share price and the balance due to the loss generated during the current year.

At September 30, 2008, options to purchase approximately 2.9 million shares of common stock, with exercise prices ranging from $4.68 to $21.53 per share were outstanding. The stock options were incorporated into the computation of diluted earnings per share utilizing the treasury stock method.

The Company adopted the provisions of ASC Topic 718, "Compensation – Stock Compensation". Among other items, ASC Topic 718 requires the Company to recognize in the financial statements, the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards. To measure the fair value of stock options granted to employees, the Company currently utilizes the Black-Scholes-Merton option-pricing model. The Company applied the "modified prospective" method, under which compensation cost is recognized in the financial statements beginning with the October 1, 2005 for all share-based payments granted after that date, and for all unvested awards granted prior to the October 1, 2005. Expense is recognized over the required service period, which is generally the vesting period of the options.

The Black-Scholes-Merton model incorporates various assumptions, including expected volatility, expected life, and risk-free interest rates. The expected volatility is based on the historical volatility of the Company's common stock over the most recent period commensurate with the estimated expected life of the Company's stock options, adjusted for the impact of unusual fluctuations not reasonably expected to recur. The expected life of an award is based on historical experience and on the terms and conditions of the stock awards granted to employees.

There were option grants to purchase 1.4 million, 1.7 million and 2.7 million common shares during the years ended September 30, 2010, 2009 and 2008, respectively. The assumptions used for the years ended September 30, 2010, 2009 and 2008, and the resulting estimates of weighted-average fair value per share of options granted during these periods are as follows:

	2010	2009	2008
Weighted expected life	5 years	4.97 years	4.98 years
Risk-free interest rate	2.3 - 2.6%	1.5 - 2.9%	3.0% - 4.1%
Expected volatility	59.53%	58.28%	50.23%
Expected dividend yields	None	None	None
Weighted-average fair value of options granted during the period	$2.14	$1.81	$2.14
Expected annual forfeiture rate	5.31%	5.31%	5.31%

In accordance with ASC Topic 718, "Compensation – Stock Compensation (Formerly SFAS No. 123 (R), "Share-Based Payments"), the share-based compensation has been recorded by the Company for the years ended September 30, 2010, 2009 and 2008 in the amounts of $1.6 million, $1.9 million and $1.5 million, respectively. The total income tax benefit recognized in the consolidated statement of operations for share-based compensation arrangements was $0 (due to a current year valuation allowance) for September 30, 2010 and 2009 and $234,000 for 2008.

Foreign Currency Translation – The Company accounts for currency translation in accordance with ASC Topic 830. "Foreign

Currency Matters". Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments resulting from this process are charged or credited to other comprehensive income (loss) a component of stockholders' equity, in accordance with ASC Topic 220, "Comprehensive Income". Transactional currency gains and losses arising from transactions in currencies other than the Company's local functional currency are included in the consolidated statement of operations in accordance with ASC Topic 830.

Recently Issued Accounting Pronouncements – In October 2009, FASB issued ASU No. 2009-13, "Revenue Recognition(Topic 605), Multiple-Deliverable Revenue Arrangements" and ASU No. 2009-14, "Software(Topic 985), Certain Revenue Arrangements that Include Software Elements," both consensus of the FASB Emerging Issues Task Force. ASU No. 2009-13 establishes the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue-generating activities; specifically, how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. ASU No. 2009-14 affects vendors that sell or lease tangible products in an arrangement that contains software that is more than incidental to the tangible product as a whole and clarifying what guidance should be used in allocating and measuring revenue. Upon adoption of these standards, a company can recognize revenue on delivered elements within a multiple elements arrangement based upon estimated selling prices, which is a departure from previous guidance. These standards are required to be implemented by October 1, 2010, the Company will adopt these provisions in the first quarter of 2011.

2. INVENTORY

Inventory consisted of the following (in thousands):

	September 30, 2010	September 30, 2009
Raw materials & component parts	$ 2,408	$ 3,753
Work in Progress	632	936
Finished Goods	521	1,053
Total Inventory	**$ 3,561**	**$ 5,742**

3. Property and Equipment and Leased Gaming Equipment

At September 30, 2010 and 2009, the Company's property and equipment and leased gaming equipment consisted of the following:

	September 30, 2010			September 30, 2009		
	(In thousands)					
	Cost	Accum. Depr.	Net Book Value	Cost	Accum. Depr.	Net Book Value
Rental pool – deployed	$174,753	$135,125	$ 39,628	$192,944	$140,363	$ 52,581
Rental pool – undeployed	68,107	61,474	6,633	85,031	72,219	12,812
Machinery and equipment	14,005	12,900	1,105	16,371	15,084	1,287
Computer software	7,965	7,394	571	7,720	6,636	1,084
Vehicles	2,476	2,149	327	3,064	2,900	164
Other	4,332	4,008	324	6,554	5,432	1,122
Total property and equipment and leased gaming equipment	$271,638	$223,050	$ 48,588	$311,684	$242,634	$ 69,050

Gaming equipment and third-party gaming content licenses begin depreciating when they are available for customer use. Property and equipment and leased gaming equipment is depreciated as follows: Rental pool – deployed and undeployed – 1.5 to 3 years; Machinery and equipment – 5 to 7 years; Computer software – 3 to 5 years; Vehicles – 3 to 10 years and Other – 3 to 7 years.

Leased gaming equipment includes player terminals placed with customers under participation arrangements, i.e. "rental pool - deployed" and player terminals that have previously been placed in the field under participation arrangements, but are currently back with the Company being refurbished and/or awaiting redeployment, i.e. "rental pool - undeployed"

In accordance with ASC Topic 360, "Property, Plant, and Equipment", the Company (i) recognizes an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows; and (ii) measures an impairment loss as the difference between the carrying amount and fair value of the asset.

During 2010, the Company sold, disposed of, or wrote off $2.3 million of net book value related to third-party gaming content licenses, installation costs, tribal gaming facilities and portable buildings, and other equipment. Of this $2.3 million, $1.7 million related to the sale of previously deployed units. The majority of these sales were trial units that converted to a sale.

During the year ended September 30, 2009, the Company conducted a thorough review of its business in an effort to determine the proper go-forward strategy. As part of the Company's revised marketing efforts and a more standardized product mix, management considered whether the future benefits expected from certain long-lived assets exceeded the assets carrying value. As a result of this analysis, it was determined that certain assets should be written-off or reserved for as of September 30, 2009. The charges include the write-off of property and equipment included in the Company's rental pool and obsolete component parts of $5.6 million, the write-off of certain licenses used for game development of $2.0 million and a the reserve for slow-moving component parts of $1.8 million. The Company considered the potential salvage value of the assets and determined that such an amount would be negligible. Therefore, classification of these assets as 'held for sale' is not necessary.

4. Development and Placement Fee Agreements

The Company enters into participation, or revenue share, agreements. Under our participation agreements, the Company places player terminals and systems, along with our proprietary and other licensed game content, at a customer's facility in return for a share of the revenues that these terminals and systems generate. Often our participation agreements are in the form of development or placement fee agreements, which the Company enters into in order to provide financing for new gaming facilities or for the expansion of existing facilities. In return, the facility dedicates a percentage of its floor space to placement of the Company's player terminals, and the Company receives a fixed percentage of those player terminals' hold per day over the term of the agreement. The development agreements typically provide for some or all of the advances to be repaid by the customer to the Company. Placement fees and amounts advanced in excess of those to be reimbursed by the customer are allocated to intangible assets and are generally amortized over the life of the contract, which is recorded as a reduction of revenue generated from the gaming facility. Certain of the agreements contain player terminal performance standards that could allow the facility to reduce a portion of the Company's floor space. In the past and in the future, the Company may by mutual agreement and for consideration, amend these contracts to reduce its floor space at the facilities. Any proceeds received for the reduction of floor space is first applied as a recovery against the intangible asset or property and development for that particular development or placement agreement, if any.

In 2009, the Company fulfilled a commitment to a significant, existing tribal customer to provide approximately 43.8%, or $65.6 million, of the total funding for a facility expansion. Because of our commitment to fund the expansion, the Company secured the right to place an additional 1,400 gaming units in the expanded facility in southern Oklahoma. The Company recorded all advances as a note receivable and imputed interest on the interest free loan. The discount (imputed interest) was recorded as contract rights and is being amortized over the life of the agreement. The repayment period of the note will be based on the performance of the facility. As of September 30, 2010, the Company had installed the additional 1,400 units in the expanded facility. During 2010, the tribal customer repaid $14.6 million of the balance; thus the balance as of September 30, 2010 was $37.9 million.

In addition, the Company funded through development or placement fee agreements four additional facilities in 2010 in the amount of $7.0 million. The development agreement funded amount of $1.5 million is expected to be repaid to the Company from excess sales proceeds after giving effect to the revenue share arrangement.

Management reviews intangible assets related to development and placement fee agreements for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There were no events or changes in circumstance during fiscal 2010 that would require an impairment charge to the assets' carrying value.

The following net amounts related to advances made under development and placement fee agreements and were recorded in the following balance sheet captions:

	September 30,	
	2010	2009
	(In thousands)	
Included in:		
Notes receivable, net	$ 35,404	$ 50,288
Intangible assets – contract rights, net of accumulated amortization	26,894	28,175

5. Intangible Assets

At September 30, 2010 and 2009, the Company's intangible assets consisted of the following:

	September 30,		Estimated Useful Lives
	2010	2009	
	(In thousands)		
Contract rights under development and placement fee agreements	$ 51,777	$ 46,319	4-7 years
Internally developed gaming software	31,355	28,388	1-5 years
Patents and trademarks	6,776	8,226	1-5 years
Other	250	961	3-5 years
Total intangible assets	90,158	83,894	
Less accumulated amortization	(58,648)	(50,533)	
Total intangible assets, net	**$ 31,510**	**$ 33,361**	

Contract rights are amounts allocated to intangible assets for dedicated floor space resulting from development and placement fee agreements, described under "Development and Placement Fee Agreements." The related amortization expense, or accretion of contract rights, is netted against its respective revenue category in the consolidated statements of operations.

Internally-developed gaming software is accounted for under the provisions of ASC Topic 985, "Software" and is stated at cost, which is amortized over the estimated useful life of the software, generally using the straight-line method. The Company amortizes internally-developed games over a twelve-month period, gaming engines over an eighteen-month period, gaming systems over a three-year period and its central management systems over a five-year period. Software development costs are capitalized once technological feasibility has been established, and are amortized when the software is placed into service. Any subsequent software maintenance costs, such as bug fixes and subsequent testing, are expensed as incurred. Discontinued software development costs are expensed when the determination to discontinue is made. For the years ended September 30, 2010, 2009, and 2008, amortization expense related to internally-developed gaming software was $2.7 million, $3.8 million and $3.3 million, respectively. During fiscal 2010, 2009, and 2008, the Company wrote off $293,000, $558,000 and $531,000, respectively, related to internally-developed gaming software that the Company chose to abandon.

Management reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Amortization expense, inclusive of accretion of contract rights, totaled $10.2 million, $11.0 million and $8.8 million for the years ended September 30, 2010, 2009 and 2008, respectively. Annual estimated amortization expense for each of the five succeeding fiscal years is as follows:

Year	Amount	
	(In thousands)	
2011	$	9,275
2012		7,028
2013		6,243
2014		3,818
2015		2,889
Total	**$**	**29,253**

6. Notes Receivable

At September 30, 2010 and 2009, the Company's notes receivable consisted of the following:

	September 30,	
	2010	2009
	(In thousands)	
Notes receivable from development agreements	$ 39,356	$ 57,558
Less imputed interest discount reclassed to contract rights	(3,952)	(7,270)
Notes receivable from equipment sales and other	3,487	5,616
Notes receivable, net	38,891	55,904
Less current portion	(13,698)	(15,780)
Notes receivable – noncurrent	**$ 25,193**	**$ 40,124**

Notes receivable from development agreements are generated from reimbursable amounts advanced under development agreements.

Notes receivable from equipment sales outstanding as of September 30, 2010 consist of financial instruments issued by customers for the purchase of player terminals and licenses, and bear interest at 5.25%. All of the Company's notes receivable from equipment sales are collateralized by the related equipment sold, although the value of such equipment, if repossessed, may be less than the note receivable outstanding.

7. VALUE ADDED TAX RECEIVABLE

The value added tax (VAT)receivable is a receivable from the Mexican taxing authority primarily related to a value added tax levied on product shipments originating outside of Mexico. At September 30, 2010 and 2009, the Company's VATreceivable was $4.6 million and $7.5 million, respectively. The majority of the VATreceivable relates to shipments that occurred from 2006 through 2007.

The Company has received rulings from the Mexican taxing authority for 2006 and 2007 indicating that such Mexican taxing authority has challenged the registration of certain of the Company's transactions that have generated approximately $600,000 in VAT receivable. The Company has formally contested these rulings, and the Company believes that it has the necessary documentation to support the portion that has been challenged. However, the final resolution of the contested balances remains uncertain and may adversely affect the carrying value of the receivable and may have an adverse affect on our foreign income tax expense.

8. Accounts Payable and Accrued Expenses

At September 30, 2010 and 2009, the Company's accounts payable and accrued expenses consisted of the following:

	September 30, 2010	September 30, 2009
	(In thousands)	
Trade accounts payable	$ 8,157	$ 12,431
Accrued expenses	5,957	7,272
Accrued bonus and salaries	4,500	4,196
Other	2,887	3,727
Accounts payable and accrued expenses	**$ 21,501**	**$ 27,626**

9. Credit Agreement

At September 30, 2010 and 2009, the Company's Credit Agreement consisted of the following:

	September 30, 2010	September 30, 2009
	(In thousands)	
Long-term revolving line of credit	$ —	$ 15,000
Term loan facility	$ 44,625	$ 60,000
Less current portion	(750)	(750)
Long-term debt, less current portion	$ 43,875	$ 59,250

Credit Agreement. On April 27, 2007, certain of the the Company's subsidiaries entered into a credit agreement with Comerica Bank, the Credit Agreement, to provide the Company a $150 million credit facility which replaced its previous credit facility in its entirety. On October 26, 2007, the Company amended the Credit Agreement, and transferred a portion of the revolving credit commitment to a fully funded term loan. The term loan is amortized at an annual amount of 1% per year, payable in equal quarterly installments beginning January 1, 2008, with the remaining amount due on the maturity date. The Company entered into a second amendment to the Credit Agreement on December 20, 2007. The second amendment (i) extended the hedging arrangement date related to a portion of the term loan to June 1, 2008; and (ii) modified the interest rate margin applicable to the Credit Agreement. On July 22, 2009, the Company entered into a third amendment to the Credit Agreement, which amended certain covenants, reduced the total borrowing capacity of the Credit Agreement to $125 million ($65 million under the revolving credit commitment and $60 million under the term loan) from the previous total borrowing capacity of $150 million, and agreed to a LIBOR floor of 2%.

On April 6, 2010, the Company entered into a fourth amendment to the Credit Agreement which (i) removed the requirement to maintain a minimum consolidated EBITDA (earnings before net interest expense, taxes, depreciation and amortization and accretion of contract rights); (ii) amended the consolidated total leverage ratio to a ratio of not greater than 1.50 to 1.00; (iii) reduced the total borrowing capacity of the Credit Agreement by reducing the revolving commitment of the credit facility from $65 million to $45 million and the term loan from $60 million to $45 million; and (iv) amended the definition of Consolidated EBITDA to include any extraordinary, unusual or non-cash non-recurring expenses or losses (including, whether or not otherwise includable as a separate item in the Consolidated Statement of Operations for such period, losses on sales of assets outside the ordinary course of business) of up to $10 million, commencing June 30, 2010. As a result of this amended definition of Consolidated EBITDA in the fourth amendment, commencing June 30, 2010, the Company modified its calculation of Adjusted EBITDA. Adjusted EBITDA is presented and reconciled to EBITDA and Net Income/Loss and Adjusted EBITDA continues to be the basis for which compliance with a number of covenants will be determined, including certain ratios. Beginning as of June 30, 2010, the calculation of Adjusted EBITDA is as follows:

Consolidated net income or loss
+ income tax (benefit)
+ Interest expense
+ Depreciation and amortization expense
+ Accretion of contract rights

+ Non-cash expense related to stock compensation
+ Extraordinary, unusual or non-cash non-recurring expenses or losses (up to $10 million)
- Non-cash income items- Extraordinary income or gains

There are no items included in the calculation of Adjusted EBITDA that were not previously agreed to as part of the amendments to the Credit Agreement.

The Company accounts for amendments or changes to its Credit Agreement in accordance with ASC 470-50-40-21, "Modifications and exchanges of line of credit or revolving debt arrangements." Based on the requirements of ASC 470-50-40-21, the Company wrote-off $381,000 during 2010 related to unamortized deferred costs of the original Credit Agreement and subsequent amendments. The remaining deferred costs of approximately $798,000, in addition to the approximately $284,000 of costs related to the fourth amendment will be amortized over the remaining term of the Credit Agreement.

The Credit Agreement is collateralized by substantially all of the Company's assets, and also contains financial covenants as defined in the agreement. As of September 30, 2010, the Company is in compliance with the loan covenants. The Credit Agreement requires certain mandatory prepayments be made on the term loan from the net cash proceeds of certain asset sales and condemnation proceedings (in each case to the extent not reinvested, within certain specified time periods, in the replacement or acquisition of property to be used in its businesses).

The Credit Agreement provides the Company with the ability to finance development and placement fee agreements and acquisitions and working capital for general corporate purposes. Advances under the revolving credit commitment and the term loan mature on April 27, 2012, and bear interest at the Eurodollar rate plus the applicable spread, tied to various levels of interest pricing determined by total debt to EBITDA.

As of September 30, 2010, the $44.6 million outstanding under the term loan bore interest at 6.5%. The term loan is presented in the Long-term debt line item in the Consolidated Balance Sheets. The revolving line of credit had $45.0 million available as of September 30, 2010 and none outstanding.

A schedule for each of the fiscal years ending after September 30, 2010, representing the maturities of long-term debt is as follows:

Year	Long-Term Debt
	(In thousands)
2011	$ 750
2012	43,875
2013	—
2014	—
2015	—
Total	**$ 44,625**

10. Leases

The Company leases its corporate offices, warehouses and certain office equipment under noncancelable operating leases. In addition, the Company leases certain equipment used in its operations under capital lease arrangements.

A schedule of future minimum rental payments required under noncancelable operating leases is as follows:

Year	Operating
	(In thousands)
2011	$ 1,583
2012	1,060
2013	1,088
2014	1,129
2015	1,075
thereafter	189
Total Minimum Lease Payments	**$ 6,124**

Rental expense during 2010, 2009, and 2008 amounted to $2.4 million, $2.8 million and $2.7 million, respectively.

11. WRITE-OFF, RESERVE, IMPAIRMENT AND SETTLEMENT CHARGES

Write-off, reserve, impairment and settlement charges for the years ended September 30, 2010, 2009 and 2008 consisted of the following(in thousands):

	Year ended September 30,		
	2010	**2009**	**2008**
Litigation and settlement costs	$ —	$ 8,220	$ —
Reserve against note and accounts receivable (See Note 6)	2,762	397	—
Write-off of install costs and portable buildings in Alabama	332	—	—
Patent and trademark, intangibles, prepaid loan fees and sales and use taxes	1,916	660	530
Severance and related benefit costs	—	1,199	—
Write-off of property and equipment	—	9,308	5,159
Total write-off, reserve, impairment and settlement charges	**$ 5,010**	**$ 19,784**	**$ 5,689**

12. Income Taxes

The provision for income tax expense (benefit) consisted of the following for the years ended September 30, 2010, 2009 and 2008:

	2010	2009	2008
		(In thousands)	
Current:			
Federal	$ (18,091)	$ (6,271)	$ 4,223
State	(847)	41	828
Foreign	438	692	514
	(18,500)	(5,538)	5,565
Deferred:			
Federal	3,823	18,185	(4,673)
State	284	1,351	(590)
Foreign	—	—	—
	4,107	19,536	(5,263)
Income tax expense (benefit)	$ (14,393)	$ 13,998	$ 302

The effective income tax rates differ from the statutory U.S. federal income tax rates as follows for the years ended September 30, 2010, 2009, and 2008:

	2010	2009	2008
Federal income tax expense (benefit) at statutory rate	(35.0)%	(35.0)%	35.0 %
State income tax expense, net of federal benefit	(2.5)%	(2.6)%	7.8 %
Foreign income tax expense, net of federal benefit	2.6 %	1.1 %	47.7 %
Change in valuation allowance	(87.2)%	81.2 %	—
Other, net	0.1 %	0.7 %	(46.1)%
Provision (benefit) for income taxes	(122.0)%	45.4 %	44.4 %

The "other, net" category above captures the impact of several tax expense items, the three largest of which are all favorable to the Company in the fiscal years 2010, 2009 and 2008, and includes research and development tax credits, Section 199 manufacturing deduction, and the true-up of the Company's income tax accounts.

The valuation allowance on deferred tax assets as of September 30, 2010 and 2009 was $14.7 million and $25.0 million, respectively, a decrease of $10.3 million. The valuation allowance was initially established during the year ended September 30, 2009.

Differences between the book value and the tax basis of the Company's assets and liabilities at September 30, 2010 and 2009 result in deferred tax assets and liabilities as follows:

	2010	2009
	(In thousands)	
Deferred tax asset – current:		
Allowance for doubtful accounts	$ 769	$ 1,383
Inventory reserve	719	1,038
Accruals not currently deductible for tax purposes	1,627	3,345
Deferred revenue	1,727	2,307
Current deferred tax asset	4,842	8,073
Valuation allowance	(4,842)	(6,935)
Current deferred tax asset, net	—	1,138
Noncurrent deferred tax asset:		
Property and equipment, leased gaming equipment and intangible assets, due principally to depreciation and amortization differences	7,254	19,560
Non-qualified stock compensation expense	1,686	1,261
Net Operating Loss Carryforwards and Credits	969	250
Noncurrent deferred tax asset, net	9,909	21,071
Valuation allowance	(9,909)	(18,102)
Noncurrent deferred tax asset, net	—	2,969
Deferred tax asset	$ —	$ 4,107

As of September 30, 2010, the Company had state net operating loss carryforwards of approximately $10.8 million and a federal alternative minimum tax credit carryforward of approximately $471,000. The state net operating losses will begin to expire in varying amounts in 2024 if not utilized.

For 2010, 2009, and 2008, the Company recorded reductions of $568,000, $221,000 and $112,000 respectively, of its federal and state income tax liability due to the effects of stock compensation.

On November 6, 2009, the President signed into law The Worker, Home-ownership, and Business Assistance Act of 2009 (H.R. 3548). This legislation included a provision that allows most business taxpayers with losses to benefit from an increased carryback period for net operating losses incurred in 2008 or 2009 (the Company's fiscal periods ended September 30, 2009 and 2010). The Company made the election to carryback its September 30, 2010 tax loss for a five year period, as allowed by H.R. 3548.

In 2010, the Company identified that certain intangible assets were being depreciated for tax purposes over a longer period than required by IRS guidelines . As a result, the Company elected under certain automatic procedures to make a method change to reduced the lives of the assets from 15 years to the appropriate life (generally 4 to 7 years) for tax purposes. As a result of this method change , the Company recorded a cumulative catch up adjustment for tax depreciation, which resulted in a significant tax loss for the year ended September 30, 2010.

The election to utilize the five year carryback under H.R. 3548, coupled with the method change for calculating depreciation on certain intangible assets for tax purposes has resulted in the Company utilizing a significant portion of its deferred tax asset and therefore generating a refund of federal taxes previously paid of approximately $17.2 million. Correspondingly, the valuation allowance, previously recorded on deferred tax assets, decreased by approximately $10.3 million, which was primarily associated with the depreciation method change as well as results of operations.

The management team considered the likelihood of realizing the future benefits associated with the Company's existing deductible temporary differences and carryforwards. As a result of this analysis, and based on the current year pre-tax loss and a cumulative loss in the prior three fiscal years, management determined that it is not more likely than not that the future benefit associated with all of the Company's existing deductible temporary differences and carryforwards in the U.S. and Mexico will be realized. As a result, the Company maintained a full valuation allowance against all of its remaining deferred tax assets. The Company maintains a valuation allowance when management believes it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in a valuation allowance from period to period are included in the tax provision in the period of change. Management evaluates the recoverability of our deferred income tax assets by assessing the need for a valuation allowance on a quarterly basis. If the Company determines that it is more likely than not that our deferred tax assets will be recovered, the valuation allowance will be reduced.

The Company paid income taxes, net of refunds received of ($6.3) million, ($1.4) million and $10.9 million in 2010, 2009 and 2008 respectively.

In fiscal 2010, the Company conducted operations in Mexico through a subsidiary treated as a disregarded entity for U.S. income tax purposes. Accordingly, income or losses are taxed or benefited, as appropriate, in the Company's U.S. tax provision. At present, Company management determined that it is more likely than not that the Mexican operations cannot benefit from past losses, from a Mexican tax perspective. Accordingly, a full valuation allowance has been recorded against the deferred tax asset related to the Mexican net operating loss. The effect on the total income tax expense is deemed immaterial.

The Company adopted the provisions of ASC 740-10-25 effective October 1, 2007. ASC 740-10-25 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all the relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. ASC 740-10-25 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest, and penalties. Upon adoption and implementation of ASC 740-10-25, the Company recognized a decrease of $295,000 to the October 1, 2007 balance of retained earnings.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for the years ended September 30,:

	2010	2009	2008
Unrecognized tax benefit – October 1,	$ 334,000	$311,000	$295,000
Gross increases – tax positions in prior period	—	23,000	16,000
Gross decreases – tax positions in prior period	—	—	—
Gross increases – tax positions in current period	143,000	—	—
Settlements	(157,000)	—	—
Lapse of statute of limitations	—	—	—
Unrecognized tax benefit – September 30,	$ 320,000	$334,000	$311,000

Included in the balance of unrecognized tax benefits at September 30, 2010, 2009 and 2008, are $320,000, $334,000 and $311,000, respectively, of tax benefits that, if recognized, would affect the effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. Related to the unrecognized tax benefits noted above, the Company had accrued interest and penalties of $38,000, $39,000 and $16,000 as of September 30, 2010, 2009 and 2008, respectively.

The Internal Revenue Service has concluded the examination and appeals phase for the tax year ended September 30, 2005. The Company is also under examination for the tax years ended September 30, 2006, 2007, 2008, and 2009. The Company expects to conclude the examination phase of this audit during 2011.

The Company is subject to taxation in the US, including various states jurisdictions, and Mexico. With few exceptions, the Company is no longer subject to U.S. federal and state examinations for tax years ending prior to September 30, 2007.

13. INCOME (LOSS) PER COMMON SHARE

Income (loss) per common share is computed in accordance with ASC Topic 260, "Earnings per Share." Presented below is a reconciliation of net income (loss) available to common shareholders and the differences between weighted average common shares outstanding, which are used in computing basic earnings (loss) per share, and weighted average common and potential shares outstanding, which are used in computing diluted earnings (loss) per share. Diluted amounts are not included in the computation of diluted loss per share in years when a net loss occurred, as such amounts would be antidilutive.

	For the Year Ended September 30, (In thousands, except share and per-share amounts)		
	2010	**2009**	**2008**
Income (loss) available to common stockholders	$ 2,629	$ (44,778)	$ 378
Weighted average common shares outstanding	27,401,190	26,758,873	26,291,968
Effect of dilutive securities:			
Options	589,228	—	909,462
Weighted average common and potential shares outstanding	27,990,418	26,758,873	27,201,430
Basic earnings (loss) per share	$ 0.10	$ (1.67)	$ 0.01
Diluted earnings (loss) per share	$ 0.09	$ (1.67)	$ 0.01

The Company had the following options to purchase shares of common stock that were not included in the weighted average common and potential shares outstanding in the computation of dilutive earnings per share, due to the antidilutive effects:

	September 30,	
	2010	2009
Common Stock Options	4,323,685	6,925,056
Range of exercise price	$3.52-18.71	$1.00-18.71

In the year ended September 30, 2010 and 2009 options to purchase approximately 4.3 million and 6.0 million shares of common stock, with exercise prices ranging from $3.52 to $18.71 and $1.00 to $18.71 per share respectively, were not included in the computation of dilutive loss per share, due to the antidilutive effect. In addition, for the year ended September 30, 2009 approximately 950,000 equivalent shares were not included, due to the loss generated in the period.

14. Stockholders' Equity

Preferred Stock

During fiscal 1995, the Company amended its articles of incorporation to provide for the issuance of up to 2,000,000 shares of Preferred Stock in such series and with such rights and preferences as may be approved by the Board of Directors. In January 1995, the Board of Directors approved a Series A Preferred Stock, which is cumulative, voting and convertible. In October 1998 the Board of Directors approved a Series B Junior Participating Preferred Stock, which is cumulative and voting. As of September 30, 2010 and 2009, there were no shares of Series A Preferred Stock or Series B Junior Participating Preferred Stock outstanding.

Treasury Stock

During fiscal 2010, 2009, and 2008 the Company did not repurchase any shares of its Common Stock.

Director Compensation Plan

The Company maintains a plan to compensate the members of its Board of Directors for their services as directors, including serving on committees of the board. Under the Director Compensation Plan, each of the Company's directors, will receive $37,500 per year, except for the Chairman and Vice Chairman of the Board, each of whom receive $75,000 per year. In addition, each director will receive $500 for each board meeting attended in person, $250 for each board meeting attended by telephone, $400 for each committee meeting attended in person and $200 for each committee meeting attended by telephone. Each member of the Audit Committee will also receive an additional $15,000 per year for serving on the Audit Committee, except for the Chairman of the Audit Committee who will receive $25,000 per year. The members of the Nominating and Governance Committee each receive an additional $7,500 per year for serving on the Nominating and Governance Committee, except for the Chairman of the Nominating and Governance Committee, who receives $15,000 per year. The members of the Compensation Committee each receive an additional $15,000 per year for serving on the Compensation Committee, except for the Chairman of the Compensation Committee, who receives $25,000 per year. In general, each sitting director will receive an option grant on an annual basis for 10,000 shares of Common Stock that will vest six months from the date of grant, subject to restrictions which prevent the sale of such shares. These restrictions on the sale of the underlying shares lapse with respect to 25% of the shares annually.

Stock Option Plans

On March 23, 2010, the Company's shareholders approved the Multimedia Games, Inc. Consolidated Equity Incentive Plan. The Consolidated Equity Incentive Plan is comprised of shares already reserved under certain of the Company's prior equity compensation plans, including the Company's 2000 Stock Option Plan, 2001 Stock Option Plan, 2002 Stock Option Plan, 2003 Outside Director Stock Option Plan and the 2008 Equity Incentive Award Plan. The number of common shares available for future issuance pursuant to the Consolidated Equity Incentive Plan equals the initial number of shares approved by the Company's shareholders, plus the amount of common shares subject to outstanding awards under certain of the Company's prior equity compensation plans that expire, are terminated or are canceled without having been exercised or settled in full. The Company will no longer grant any stock options out of the Company's prior equity incentive plans and all options will be granted out of the Consolidated Equity Incentive Plan.

Nonqualified stock options are granted to the Company's directors and nonqualified and incentive stock options have been granted to the Company's officers and employees. Options granted to its officers and employees generally vest over four years and expire seven years from the date of grant. The Company expects to continue to issue stock options to new employees as they are hired, as well as to current employees as incentives from time to time.

The Company issues new shares to satisfy stock option exercises under the plans.

At September 30, 2010, there were stock options available for grant under the following plans:

	Approved by Shareholders	Options available for grant as of September 30, 2010
Consolidated Equity Incentive Plan	March 2010	1,232,406

For the year ended September 30, 2010, the activity relating to stock option issuances under the stock option plans is as follows:

	Number of Options		Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Stock Options Outstanding October 1, 2008	6,689,508	$	6.14		
Granted	1,719,433		3.54		
Exercised	(609,349)		2.05		
Forfeited	(964,294)		7.75		
Stock Options Outstanding October 1, 2009	6,835,298		5.63		
Granted	1,358,800		4.08		
Exercised	(401,745)		2.52		
Forfeited	(1,407,968)		5.43		
Stock Options Outstanding September 30, 2010	6,384,385		5.54		
Stock Options Exercisable September 30, 2009	3,519,540	$	7.09	3.71	2.5
Stock Options Exercisable September 30, 2010	3,724,591	$	6.72	3.70	0.7

For the years ended September 30, 2010, 2009 and 2008, other information pertaining to stock options was as follows:

	2010	2009	2008
Weighted-average per share grant-date fair value of stock options granted	$ 2.14	$ 1.81	$ 2.14
Total intrinsic value of options exercised (in millions)	0.8	0.8	0.5
Total grant-date fair value of stock options vested during the year (in millions)	1.6	2.1	1.7

A summary of the status of the Company's nonvested options as of September 30, 2010 and changes during the year then ended is as follows:

Nonvested Options	**Number of Options**		**Weighted-Average Grant-Date Fair Value**
Nonvested at October 1, 2009	3,316,708	$	2.09
Granted	1,358,800		4.08
Vested	(607,746)		2.62
Forfeited	(1,407,968)		5.43
Nonvested at September 30, 2010	2,659,794		2.70

Cash received from option exercise under all share-based payment arrangements for the years ended September 30, 2010, 2009 and 2008 was $1.6 million, $1.3 million and $218,000. For the years ended September 30, 2010, 2009 and 2008, the Company recorded reductions of $568,000, $221,000 and $328,000, respectively, of its federal and state income tax liability, with an offsetting credit to additional paid-in capital resulting from the tax benefits of stock options.

As of September 30, 2010, there was $6.2 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 3.04 years. This estimate is subject to change based upon a variety of future events which include, but are not limited to, changes in estimated forfeiture rates, cancellations and the issuance of new options.

Employee Benefit Plans

The Company has established a employee savings plan pursuant to Section 401(k) of the Internal Revenue Code. The plan provides for the employees to make tax-deferred deposits into the plan up to the maximum of $22,000 for 2010. The Company has historically matched employees' contributions. Such Company contributions amounted to $336,000, $688,000, and $694,000 for the years ended September 30, 2010, 2009, and 2008, respectively.

15. Commitments and Contingencies

Litigation and Regulatory Proceedings

The Company is subject to the possibility of loss contingencies arising in its business and such contingencies are accounted for in accordance with ASC Topic 450, "Contingencies". In determining loss contingencies, the Company considers the possibility of a loss as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is considered probable that a liability has been incurred and when the amount of loss can be reasonably estimated.

International Gamco. International Gamco, Inc., or Gamco, claiming certain rights in U.S. Patent No. 5,324,035, or the '035 Patent, brought suit against the Company on May 25, 2004 in the U.S. District Court for the Southern District of California alleging that the Company's central determinant system, as operated by the New York State Lottery, infringes the '035 Patent. Gamco claims to have acquired ownership of the '035 Patent from Oasis Technologies, Inc., or Oasis, a previous owner of the '035 Patent. In February 2003, Gamco assigned the '035 Patent to International Game Technology, or IGT. Gamco claims to have received a license back from IGT for the New York State Lottery. The lawsuit claims that the Company infringed the '035 Patent after the date on which Gamco assigned the '035 Patent to IGT.

The Company has made a number of challenges to Gamco's standing to sue for infringement of the '035 Patent. On October 15, 2007, pursuant to an interlocutory appeal, the federal circuit court reversed the district court's order when it held that Gamco did not have sufficient rights in the '035 Patent to sue the Company without the involvement of the patent owner, IGT.

On December 4, 2007, Gamco and IGT entered into an Amended and Restated Exclusive License Agreement whereby IGT granted to Gamco exclusive rights to the '035 Patent in the state of New York and the right to sue for past infringement of the same. On January 9, 2008, Gamco filed its third amended complaint for infringement of the '035 Patent against us. On January 28, 2008, the Company filed an answer to the complaint denying liability. The Company also filed a third amended counterclaim against Oasis, Gamco and certain officers of Gamco, for fraud, promise without intent to perform, negligent misrepresentation, breach of contract, specific performance and reformation of contract with regard to the Company's rights under the Sublicense Agreement for the '035 Patent, as well as for non-infringement and invalidity of the '035 Patent. These parties filed a motion to dismiss and a motion for summary judgment as to these claims. On August 11, 2009, the Court issued an order denying the motion to dismiss and granting in part and denying in part the motion for summary judgment. The Court entered judgment against the Company on its claims for fraud, promise without intent to perform and negligent misrepresentation. However, the Court held that Gamco was not entitled to judgment as a matter of law on the Company's claims for breach of contract, reformation and specific performance. The Company's affirmative motion for partial summary judgment was denied.

The court issued a claim construction ruling in this case on April 20, 2009. On August 28, 2009, the court held a telephonic conference, issued pre-trial deadlines and set the Final Pre-Trial Conference date for September 9, 2010.

On February 23, 2010, we filed a motion for summary judgment of non-infringement of the '035 Patent and a motion for summary judgment challenging the validity of the '035 Patent under 35 U.S.C. § § 102 and 103. The Court heard oral argument on both motions on July 22, 2010, and the matters were taken under submission . On August 11, 2010, the Court issued an order granting the company's motion for summary judgment of non-infringement and denying the motion for summary judgment of invalidity. Following the Court's Order, what remained of this case was the Company's claims against Gamco for patent invalidity, breach of contract, reformation and specific performance.

On October 12, 2010, the Company and Gamco participated in a voluntary mediation. On October 18, 2010, the parties agreed to a settlement of the case wherein the entire action will be dismissed with prejudice, complete mutual releases will be exchanged, and each party will bear its own attorneys' fees and costs. The Court has ordered all settlement documentation to be completed and the case dismissed on or before December 13, 2010. If that does not occur, the Court will hold a telephonic status conference on that date. All pre-trial dates were vacated by Court Order dated October 20, 2010.

Alabama Litigation. The Company, along with other major manufacturers, is named in five lawsuits, as further described below, all pending in federal court in Alabama. The lawsuits were filed on behalf of patrons of either White Hall Gaming Center in Lowndes County, Alabama or VictoryLand in Shorter, Alabama, and include several claims related to the alleged illegality of electronic bingo in Alabama. The Company has filed motions to dismiss the complaints for, among other things, failure to state a claim upon which relief could be granted.

Ethel Adell, et al., v. Macon County Greyhound Park, Inc., et al., a civil action, was filed on February 16, 2010 in the United States District Court for the Middle District of Alabama Eastern Division, on behalf of over 800 plaintiffs against the Company, Macon County Greyhound Park, Inc. (VictoryLand), as a corporation, International Gaming Technologies, Inc., Cadillac Jack, Inc., Colossus, Inc., Rocket Gaming Systems, LLC, Nova Gaming, LLC, and Bally Gaming, Inc. The plaintiffs, who were patrons of VictoryLand, are seeking actual damages, compensatory damages, treble damages and/or punitive damages based on Ala. Code, Sec 8-1-150(A), the Alabama Deceptive Trade Practices Act, and the Racketeer Influenced and Corruption Organizations Act 18 U.S.C. sec 1961(1). On April 28, 2010, the Company filed a motion to dismiss the entire complaint pursuant to Rules 12(b)(2), (5) and (6) of the Federal Rules of Civil Procedure based, in part, on the grounds that the plaintiffs failed to state a claim against the Company upon which relief could be granted. All briefing on the motion has been completed. The court is expected to rule on the motion in the near future. The Company continue to vigorously defend this matter. Given the inherent uncertainties in this litigation, the Company is unable to make any prediction as to the ultimate outcome.

Walter Bussey, et al., v. Macon County Greyhound Park, Inc., et al., a civil action, was filed on March 8, 2010 in the United States District Court for the Middle District of Alabama Eastern Division against the Company, Macon County Greyhound Park, Inc. (VictoryLand), as a corporation, International Gaming Technologies, Inc., Cadillac Jack, Inc., Colossus, Inc., Rocket Gaming Systems, LLC, Nova Gaming, LLC, and Bally Gaming, Inc. The plaintiffs, who were patrons of VictoryLand, originally sought actual damages, compensatory damages, treble damages and/or punitive damages based on both Ala. Code, Sec 8-1-150(A), and the Racketeer Influenced and Corruption Organizations Act ("RICO"), 18 U.S.C. sec 1961(1) and claim, in part, that the defendants conspired to promote gambling and/or to advance or profit from gambling activity in violation of Ala. Code Sec. 13 A-12-23 and have requested that the court certify the action as a Class Action as required under the Federal Rules of Civil Procedure. On April 28, 2010, the Company filed a motion to dismiss the entire complaint pursuant to Rules 12(b)(2), (5) and (6) of the Federal Rules of Civil Procedure based, in part, on the grounds that the plaintiffs failed to state a claim against the Company upon which relief could be granted. After the Company filed its motion to dismiss, Plaintiffs voluntarily dismissed their RICO claim, leaving only a claim for recovery of gambling losses under Ala. Code Sec. 8-1-150(A). All briefing on the Company's motion has been completed. The court is expected to rule on the motion in the near future. The Company continues to vigorously defend this matter. Given the inherent uncertainties in this litigation, the Company is unable to make any prediction as to the ultimate outcome.

Ozetta Hardy v. Whitehall Gaming Center, LLC, et al., a civil action, was filed against White Hall Gaming Center, LLC, Cornerstone Community Outreach, Inc., and Freedom Trail Ventures, Ltd., in the Circuit Court of Lowndes County, Alabama. On June 3, 2010, Plaintiffs filed an amended complaint adding the Company, IGT, Bally, Inc., Eclipse Gaming Systems, LLC, Video Gaming Technologies, Inc., Cadillac Jack, Inc., and AGS, LLC. The plaintiffs, who were patrons of White Hall, seek recovery of gambling losses based on Ala. Code, Sec 8-1-150(A) and have requested that the court certify the action as a Class Action as required under the Federal Rules of Civil Procedure. On July 2, 2010, the defendants removed the case to the United States District Court for the Middle District of Alabama Northern Division. On July 9, 2010, the Company filed a motion to dismiss the complaint pursuant to Rules 12(b)(2), (5) and (6) of the Federal Rules of Civil Procedure based, in part, on the grounds that the plaintiffs failed to state a claim against the Company upon which relief could be granted. Plaintiffs have until August 13, 2010, to respond to the motion. On September 7, 2010, the court, without opinion, denied the Company's (and other manufacturers') motion to dismiss. The court has entered a scheduling order that bifurcates the case to allow for resolution of class certification issues before consideration of the merits. The parties are engaged in discovery on class certification issues. The Company continues to vigorously defend this matter. Given the inherent uncertainties in this litigation, the Company is unable to make any prediction as to the ultimate outcome.

Ozetta Hardy (II), a civil action, was filed on October 27, 2010, in the United States District Court for the Middle District of Alabama against the Company and other manufacturers of bingo equipment, including IGT, Bally Gaming, Inc., Eclipse Gaming Systems, LLC, Video Gaming Technologies, Inc., Cadillac Jack, Inc., AGS, LLC, Nova Gaming, LLC, Gateway Gaming, LLC, WMS Gaming, Inc., Rocket Gaming Systems, LLC, and Konami Gaming, Inc. The plaintiffs, who were patrons of any one of three bingo facilities in Alabama operated by the Poarch Band of Creek Indians, seek recovery of gambling losses based on Ala. Code, Sec 8-1-150(A) and have requested that the court certify the action as a Class Action as required under the Federal Rules of Civil Procedure. The Company will be filing a responsive pleading on or before December 14, 2010. The Company continues to vigorously defend this matter. Given the inherent uncertainties in this litigation, the Company is unable to make any prediction as to the ultimate outcome.

State of Alabama v. Chad Dickie, et al., a civil forfeiture action, was filed by the State of Alabama against certain property seized in connection with the March 19, 2009 raid of White Hall Entertainment Center in Lowndes County, including certain of the Company's property as well as other manufacturers. The case was filed in the Circuit Court of Lowndes County on April 21, 2009. On October 15, 2010, the Company, along with other manufacturers, filed a motion to intervene in the action in order to defend against contentions that its property was used in the operation of illegal gambling activity. On October 21, 2010, the court entered an order granting the Company's motion to intervene. The Company continues to vigorously defend this matter. Given the inherent uncertainties in this litigation, the Company is unable to make any prediction as to the ultimate outcome.

Alabama Regulatory Environment. On March 19, 2009, the Governor's Task Force on Illegal Gambling seized from White Hall Entertainment Center in Lowndes County, Alabama, server-based bingo gaming systems, computers, servers, and cash. Included with the equipment seized were approximately 34 of the Company's games and certain of its charity bingo equipment located in Alabama. The Governor's Task Force on Illegal Gambling was in possession of the machines and equipment as of September 30, 2010. The Company maintained these machines and equipment as assets on its balance sheet as it, along with its customer, has been and will continue to pursue the retrieval of the equipment and return the equipment to use in an appropriate charitable bingo or Class II gaming jurisdiction. The net book value of these machines was immaterial as of September 30, 2010, therefore no unique accounting treatment was applied.

On November 13, 2009, the Supreme Court of Alabama, in a 6-3 decision, reversed and remanded a trial court's preliminary injunction in favor of a charity operating bingo in the Town of White Hall, Lowndes County, Alabama. In that decision, the Supreme Court of Alabama established a definition of "bingo" that included a set of standards that apply to the operation of charity bingo in Alabama. At that time, the Company modified its games and believes that the games comply with the standards established by the White Hall decision. The Governor's Task Force on Illegal Gambling has also filed a forfeiture action against all of the equipment seized at White Hall. The forfeiture action remains pending in the trial court. The Company intervened in the forfeiture action on October 21, 2010, to assert and defend its rights with respect to its seized property.

Given the legal uncertainty of charity bingo operations in the State of Alabama, many charitable bingo properties have voluntarily ceased operations. All of the charitable bingo facilities have been voluntarily closed by the Company's Alabama customers, and if these facilities continue to remain closed, additional write-down of assets currently dedicated to the Alabama market may need to be taken and may adversely impact the Company's financial position and results of operations. As of September 30, 2010, the Company had no units in operation at charity bingo facilities in Alabama compared to the 2,318 units the Company had installed and in operation as of September 30, 2009.

Management intends to continually monitor the situation in Alabama to determine if further evidence exists that would warrant an interim impairment analysis. Due to the changing political environment in that State, including the election of a new gubernatorial candidate who has stated that he would dissolve the Governor's Task Force on Illegal Gambling, the Company continues to believe that the closures are not permanent and thus did not warrant an extensive impairment analysis at this time. As of September 30, 2010, the net book value of charitable bingo machines held by the Company in Alabama totaled $4.2 million.

Off Balance Sheet Arrangements

As of September 30, 2010, the Company had no off balance sheet arrangements.

Employment Agreements

The Company has employment agreements with each of its executive officers with positions of Senior Vice President or above, as well as certain other employees. These employment agreements generally provide for an initial rate of pay and other general employment terms. If there is a change in control of the Company, each of the Company's executives are entitled to certain severance benefits, which vary depending on the length of the executive officer's employ with the Company upon the change in control or the termination without cause or termination of employment for good reason (each as defined within the employment agreement). The employment agreements include post-employment non-compete provisions and the terms of the severance benefits generally range from twelve-to twenty-four month's salary continuation with similar non compete periods.

License Agreements

On November 27, 2006 the Company entered into a letter agreement with Aristocrat Technologies, Inc. in which the Company is granted the right to purchase, as well as the exclusive right to place Aristocrat Class III cabinets and attendant game themes to certain Native American tribes within the State of Oklahoma. The initial term of the agreement is three years from delivery of the first order of Aristocrat cabinets, with a two-year extension by mutual agreement. In October 2008, Aristocrat and the Company agreed to additional Class III cabinet purchases and agreed to extend the term of the agreement until December 15, 2010.

In April 2001, the Company entered into a license agreement with Bally Technologies, Inc. to use and distribute Bally's games themes and cabinets in the Washington State Class III native American market. In September 2001, Bally extended the license agreement to provide the Company access to Bally's catalog of game themes for use in Class II bingo games for deployment in certain Class II jurisdictions. The authorized market was expanded in 2004 to include charitable bingo in Alabama and Native American lottery in California. The agreement expired in September of 2005. The Company retains the right to deploy in the authorized markets the licensed games that is has purchased.

Certain of the Company's license agreements require it to pay royalty fees based on a fixed percentage of the hold per day generated by a player terminal.

16. Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which at times may exceed the federal depository insurance limits. At September 30, 2010, the Company had concentrations of cash in two banks totaling approximately $11.8 million and $9.3 million. The Company has not experienced any losses on such accounts in the past.

Accounts receivable represent short-term credit granted to customers for which collateral is generally not required. As of September 30, 2010 and 2009, approximately 97% and 59%, respectively, of the Company's accounts receivable were from Native American tribes or their gaming enterprises.

In addition, a large percentage of these tribes have their reservations and gaming operations in the state of Oklahoma. Despite the industry and geographic concentrations related to the Company's customers, due to the historical experience of the Company on receivable collections, management considers credit risk to be minimal with respect to accounts receivable. At September 30, 2010 and 2009, the following concentrations existed in the Company's accounts receivable, as a percentage of total accounts receivable:

	September 30,	
	2010	2009
Customer A	34%	33%
Customer B	5%	10%

For the years ended September 30, 2010, 2009 and 2008, the following customers accounted for more than 10% of the Company's total revenues:

		September 30,	
	2010	2009	2008
Customer A	44%	42%	39%
Customer B	7%	7%	10%

Approximately 57%, 62% and 58% of the Company's total revenues for the years ended September 30, 2010, 2009 and 2008, respectively, were from tribes located in Oklahoma.

While the Company believes that its relationships with all of its customers are good, the loss of any of these customers would have a material and adverse effect upon its financial condition and results of operations and cash flows.

Notes receivable consist of financial instruments issued by customers for the purchase of player terminals and licenses, and amounts generated from reimbursable amounts advanced under development agreements, generally at prevailing interest rates at the time of issuance. All of the Company's notes receivable are from Native American tribes or their gaming enterprises. At September 30, 2010, one customer represented approximately 92% of the notes receivable.

Our exclusive right, granted to us by WMS Industries, Inc., or WMS, to be the third party provider of WMS products to the Chickasaw Nation expired on June 30, 2010. Additionally we have the right to distribute products from Aristocrat Technologies, Inc., or Aristocrat, per an agreement with Aristocrat which is set to expire on December 31, 2010. As of September 30, 2010, we had 2,363 WMS Class III units in operation at the Chickasaw's properties, and 3,449 units in the aggregate at all our properties. WMS Class III units account for approximately 24.6% and 23.4% of our total revenues for 2010 and 2009, respectively. In addition we had approximately 1,642 Aristocrat units in operation at September 30, 2010. The Aristocrat units account for approximately 8.8% and 9.9% of our total revenues for 2010 and 2009.

17. Related Party Transactions

During fiscal 2008, the Company paid approximately $150,000 to a former Chief Executive Officer for consulting services.

18. Supplemental Consolidated Quarterly Financial Data (Unaudited)

	Quarters Ended			
	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010
	(In thousands, except per-share amounts)			
Total revenues	$ 26,265	$ 32,138	$ 29,076	$ 30,457
Operating income (loss)	(4,420)	(2,656)	(2,021)	(1,523)
Income (loss) before taxes	(4,627)	(2,818)	(2,252)	(2,067)
Net income (loss)	(4,129)	(5,597)	360	11,995
Diluted earnings (loss) per share	(0.15)	(0.20)	0.01	0.43
Weighted average common shares outstanding, diluted	27,242	27,341	27,962	27,975

	Quarters Ended			
	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009
	(In thousands, except per-share amounts)			
Total revenues	$ 28,576	$ 33,870	$ 32,129	$ 32,577
Operating income (loss)	(8,399)	(4,548)	(930)	(14,825)
Income (loss) before taxes	(9,171)	(5,214)	(1,448)	(14,947)
Net income (loss)	(5,924)	(3,394)	(1,160)	(34,300)
Diluted earnings (loss) per share	(0.22)	(0.13)	(0.04)	(1.28)
Weighted average common shares outstanding, diluted	26,624	26,643	26,693	27,073

In accordance with ASC Topic 360, the Company (i) recognizes an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows; and (ii) measures an impairment loss as the difference between the carrying amount and fair value of the asset.

The Company recorded an income tax benefit of $14.4 million for 2010, in part, upon identifying that certain intangible assets were being depreciated for tax purposes over a longer period than required by IRS guidelines . As a result, the Company elected under certain automatic procedures to make a method change to reduced the lives of the assets from 15 years to the appropriate life (generally 4 to 7 years) for tax purposes. As a result of this method change , the Company recorded a cumulative catch up adjustment for tax depreciation, which resulted in a significant tax loss for the year ended September 30, 2010. Correspondingly, the valuation allowance, previously recorded on deferred tax assets , decreased by approximately $10.3 million, which was primarily related to the depreciation method change as well as results of operations. See Note 12 - Income Taxes. The Company recorded the tax benefits in the periods in which the financial analysis was complete and final determination was made, therefore believes that transactions are recorded in the appropriate quarterly fiscal quarter of 2010.

As of September 30, 2010, management considered the likelihood of realizing the future benefits associated with the Company's existing deductible temporary differences and carryforwards. As a result of this analysis, and based on the current year pre-tax loss and a cumulative loss in the prior three fiscal years, management determined that it is not more likely than not that the future benefit associated with all of the Company's existing deductible temporary differences and carryforwards in the U.S. and Mexico will be realized. As a result, the Company maintained a full valuation allowance against all of its remaining deferred tax assets.

During the year ended September 30, 2009, the Company conducted a thorough review of the Company's business in an effort to determine the proper go-forward strategy for the business. As part of this analysis, management considered whether the future benefits expected from certain long-lived assets exceeded the assets carrying value; as well as the likelihood of realizing the future benefits associated with the Company's existing deductible temporary differences and carryforwards. As a result of this analysis, it was determined that certain assets should be written-off or reserved for as of September 30, 2009. The charges include a valuation allowance on deferred tax assets of $25.0 million, the write-off of property and equipment included in the Company's rental pool and obsolete component parts of $5.6 million, the write-off of certain licenses used for game development of $2.0 million and a the reserve for slow-moving component parts of $1.8 million. The Company believes that the charges incurred were appropriate in the respective fiscal quarters in the period ended September 30, 2009 because the facts and circumstances that led to the Company recording these charges included a decision by the Company to more narrowly focus the Company's product offerings to its customers and the final determination of this decision and the analysis to determine the financial impact occurred in the fourth quarter of fiscal 2009. The valuation allowance on deferred tax assets was incurred during the period ended September 30, 2009 as a culmination of the events described above as well as an analysis of the Company's ability to utilize the full extent of its deferred tax assets which occurred during the fourth quarter of fiscal 2009.

19. Subsequent Events

On December 3, 2010, the Board of Directors has authorized the repurchase of up to $15 million of the Company's common stock over the next three years. In connection with the repurchase authorization, Multimedia Games has adopted a Rule 10b5-1 plan. The 10b5-1 plan allows the Company to repurchase its shares according to a specified plan and to continue with repurchases even if the Company comes into possession of material non-public information. Deutsche Bank Securities will act as agent for the Company's stock repurchase program, and as such will have the authority under the terms and limitations specified in the plan to repurchase shares on the Company's behalf. As repurchases under the plan are subject to certain pricing parameters, there is no guarantee as to the exact number of shares that will be repurchased under the plan, or that there will be any repurchases pursuant to the plan. All shares purchased will be held in the Company's treasury for possible future use. As of September 30, 2010, Multimedia Games had approximately 27.6 million shares of common stock issued and outstanding. As of December 7, 2010, our agent had purchased 59,300 shares on our behalf.

The Company has evaluated subsequent events through the date the consolidated financial statements were issued, and determined that no events, other than those disclosed within the footnotes hereto, have occurred subsequent to September 30, 2010 that warrant additional disclosure or accounting consideration.

MULTIMEDIA GAMES, INC.

Schedule II – Valuation and Qualifying Accounts

Allowance for Doubtful Accounts

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
	(In thousands)			
Year Ended September 30, 2010 [1]	$ 3,676	$ 2,914	$ 5,976	$ 614
Year Ended September 30, 2009	$ 1,209	$ 2,661	$ 194	$ 3,676
Year Ended September 30, 2008	$ 854	$ 421	$ 66	$ 1,209

[1] Additions and deductions include $2.7 million in notes receivable charges related to Alabama charitable bingo market.

Valuation Allowance on Deferred Tax Assets

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
	(In thousands)			
Year Ended September 30, 2010	$ 25,037	$ —	$ 10,285	$ 14,752
Year Ended September 30, 2009	$ —	$ 25,037	$ —	$ 25,037
Year Ended September 30, 2008	$ —	$ —	$ —	$ —

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MULTIMEDIA GAMES, INC.

Dated: December 10, 2010

By: /s/ Adam D. Chibib
Adam D. Chibib
Principal Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ PATRICK J. RAMSEY Patrick J. Ramsey	Chief Executive Officer and Director (Principal Executive Officer)	December 10, 2010
/s/ ADAM D. CHIBIB Adam D. Chibib	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 10, 2010
/s/ MICHAEL J. MAPLES Michael J. Maples	Chairman of the Board and Director	December 10, 2010
/s/ STEPHEN J. GREATHOUSE Stephen J. Greathouse	Vice Chairman of the Board and Director	December 10, 2010
/s/ NEIL E. JENKINS Neil E. Jenkins	Director	December 10, 2010
/s/ JUSTIN A. ORLANDO Justin A. Orlando	Director	December 10, 2010
/s/ ROBERT D. REPASS Robert D. Repass	Director	December 10, 2010
/s/ ANTHONY M. SANFILIPPO Anthony M. Sanfilippo	Director	December 10, 2010
/s/ TIMOTHY S. STANLEY Timothy S. Stanley	Director	December 10, 2010

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	Incorporated by reference herein FORM	DATE
3.1	Amended and Restated Articles of Incorporation	Quarterly Report on Form 10-QSB	May 15, 1997
3.2	Amendment to Articles of Incorporation	Quarterly Report on Form 10-Q	February 17, 2004
3.3	Fourth Amended and Restated Bylaws	Current Report on Form 8-K	September 20, 2010
10.1	Consolidated Equity Incentive Plan	Current Report on Form 8-K	March 26, 2010
10.2	1996 Stock Incentive Plan, as Amended	Registration Statement on Form S-8	December 1, 2000
10.3	2000 Stock Option Plan	Registration Statement on Form S-8	December 1, 2000
10.4	2001 Stock Option Plan	Registration Statement on Form S-8	October 18, 2002
10.5	2002 Stock Option Plan	Quarterly Report on Form 10-Q	May 15, 2003
10.6	2003 Outside Director Stock Option Plan	Form DEF14A	January 6, 2004
10.7	Ad Hoc Option Plan	Registration Statement on Form S-8	October 18, 2002
10.8	2008 Employment Inducement Award Plan	Annual Report on Form 10-K	December 15, 2008
10.9	Form of Indemnification Agreement	Current Report on Form 8-K	June 4, 2008
10.1	Employment Agreement, dated as of June 15, 2008, between the Company and Anthony M. Sanfilippo	Current Report on Form 8-K	June 18, 2008
10.11	Stock Purchase Agreement, dated as of June 15, 2008, between the Company and Anthony M. Sanfilippo	Current Report on Form 8-K	June 18, 2008
10.12	First Amendment to Executive Employment Agreement, dated as of December 31, 2008, by and between the Company and Anthony M. Sanfilippo	Quarterly Report on Form 10-Q	February 9, 2009
10.13	Resignation and Separation Agreement, dated March 14, 2010, with Anthony M. Sanfilippo	Current Report on Form 8-K	March 15, 2010
10.14	Amended and Restated Executive Employment Agreement, dated as of September 19, 2010, by and between the Company and Patrick Ramsey	Current Report on Form 8-K	September 20, 2010
10.15	Second Amendment to Executive Employment Agreement, dated as of March 14, 2010, by and between the Company and Patrick Ramsey	Current Report on Form 8-K	March 15, 2010
10.16	Employment Agreement, dated as of February 10, 2009, between the Company and Adam D. Chibib	Current Report on Form 8-K	February 2, 2009
10.17	Employment Agreement, dated as of August 16, 2008, between the Company and Uri L. Clinton	Annual Report on Form 10-K	December 14, 2009
10.18	First Amendment to Executive Employment Agreement, dated as of December 31, 2008, between the Company and Uri L. Clinton	Quarterly Report on Form 10-Q	February 9, 2009
10.19	Employment Agreement, dated as of January 12, 2009, between the Company and Mick Roemer	Quarterly Report on Form 10-Q	May 8, 2009
10.20	Employment Agreement, dated as of July 28, 2008, between the Company and Virginia E. Shanks	Annual Report on Form 10-K	December 14, 2009
10.21	First Amendment to Executive Employment Agreement, dated as of December 31, 2008, between the Company and Virginia E. Shanks	Quarterly Report on Form 10-Q	February 9, 2009

EXHIBIT NO.	DESCRIPTION	Incorporated by reference herein FORM	DATE
10.22	Revolving Credit Agreement, dated as of April 27, 2007, by and among MegaBingo, Inc. and MGAM Systems, Inc. and those Banks listed therein with Comerica Bank, as Agent	Current Report on Form 8-K	May 3, 2007
10.23	Letter Agreement, dated as of June 6, 2007, from MegaBingo, Inc. and MGAM Systems, Inc.	Current Report on Form 8-K	June 8, 2007
10.24	Amendment to Credit Agreement, dated as of October 26, 2007, by and among MGAM Systems, Inc., Megabingo, Inc., Comerica Bank, CIT Lending Services Corporation and the Banks party to Credit Agreement	Current Report on Form 8-K	November 1, 2007
10.25	Second Amendment to Credit Agreement, dated as of December 20, 2007, by and among MGAM Systems, Inc., Megabingo, Inc. and Comerica Bank	Current Report on Form 8-K	December 27, 2007
10.26	Third Amendment to Credit Agreement, dated as of July 22, 2009, by and among MGAM Systems, Inc., Megabingo, Inc. and Comerica Bank	Current Report on Form 8-K/A	September 29, 2009
10.27	Fourth Amendment to Credit Agreement, dated April 6, 2010, by and among MGAM Systems, Inc., Megabingo, Inc. and Comerica Bank	Current Report on Form 8-K	April 7, 2010
21.1 **	Subsidiaries of registrant		
23.1 **	Consent of BDO USA, LLP		
31.1 **	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		
31.2 **	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		
32.1 **	Certification of the Chief Executive Officer and Chief Financial Officer, Pursuant to U.S.C. Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		

** Filed herewith.

EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

MegaBingo, Inc., a Delaware corporation

MGAM Systems, Inc., a Delaware corporation

MegaBingo International, LLC, a Delaware limited liability company

Multimedia Games de México 1 S. de R.L. de C.V., a Mexican entity

Servicios de Wild Basin S. de R.L. de C.V., a Mexican entity

EXHIBIT 23.1

Consent of BDO USA, LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND STOCKHOLDERS
MULTIMEDIA GAMES, INC.
AUSTIN, TEXAS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File Nos. 333-167017, 333-159242, 333-23123, 333-51072, 333-100611, 333-100612 and 333-114345) and Form S-3 (File Nos. 333-16729, 333-28367, 333-36319, 333-64128 and 333-85382) of Multimedia Games, Inc. of our reports dated December 10, 2010, relating to the consolidated financial statements, financial statement schedule, and the effectiveness of Multimedia Games, Inc.'s internal control over financial reporting, which appear in this annual report on Form 10-K.

/s/ BDO USA, LLP

BDO USA, LLP
December 10, 2010

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER REQUIRED BY RULES 13A - 14(A) OR 15D-14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Patrick J. Ramsey, the President and Chief Executive Officer of Multimedia Games, Inc. certify that:

1. I have reviewed this Annual Report on Form 10-K of Multimedia Games, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):
   a. All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: December 10, 2010

By: /s/ Patrick J. Ramsey

Patrick J. Ramsey

President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF EXECUTIVE OFFICER REQUIRED BY RULES 13A - 14(A) OR 15D-14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Adam D. Chibib, the Chief Financial Officer of Multimedia Games, Inc. certify that:

1. I have reviewed this Annual Report on Form 10-K of Multimedia Games, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a. All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: December 10, 2010

By: /s/ Adam D. Chibib

Adam D. Chibib
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED, PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Multimedia Games, Inc. (the "Company") on Form 10-K for the year ended September 30, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, Patrick J. Ramsey, President and Chief Executive Officer, and Adam D. Chibib, Chief Financial Officer, of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 ("Section 906"), that, based upon each of their respective knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 10, 2010

/s/ Patrick J. Ramsey
Patrick J. Ramsey
President and Chief Executive Officer

/s/ Adam D. Chibib
Adam D. Chibib
Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Multimedia Games, Inc., and will be retained by Multimedia Games, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

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BOARD OF DIRECTORS

Michael J. Maples, Sr.
Director since 2004, Chairman of the Board since 2006

Stephen J. Greathouse
Director since 2009, Vice Chairman of the Board since 2010

Neil E. Jenkins
Director since 2006

Justin A. Orlando
Director since 2009

Patrick J. Ramsey
Director since 2010, President, CEO

Robert D. Repass
Director since 2002

Anthony M. Sanfilippo
Director since 2008

Timothy S. Stanley
Director since 2010

EXECUTIVE OFFICERS

Patrick J. Ramsey
President and Chief Executive Officer

Adam D. Chibib
Senior Vice President, Chief Financial Officer

Uri L. Clinton
Senior Vice President, General Counsel and Corporate Secretary

Mick D. Roemer
Senior Vice President, Sales

Joaquin J. Aviles
Vice President Technology

ANNUAL MEETING

The Multimedia Games, Inc. annual meeting of shareholders will be on Tuesday, March 22, 2011, at 10:00 a.m. local time, at the Company's Corporate Office:

206 Wild Basin Rd. South, Building B,
Austin, Texas 78746.

COMMON STOCK INFORMATION

Multimedia Games, Inc.'s common stock is traded on the Nasdaq Global Market under the symbol MGAM. As of January 22, 2011, there were 51 shareholders of record and 27,161,833 shares of common stock outstanding.

CORPORATE HEADQUARTERS

Multimedia Games, Inc.

206 Wild Basin Rd. South, Building B

Austin, Texas 78746

512-334-7500

www.multimediagames.com

REGISTRAR

Shareholders with questions regarding stock transfer requirements, lost certificates, and changes of address should contact our transfer agent:

American Stock Transfer & Trust Co., LLC

59 Maiden Lane

New York, New York 10038

1-800-937-5449

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

BDO USA, LLP

333 Clay Street

Suite 4700

Houston, Texas 77002

INVESTOR RELATIONS

For additional information about Multimedia Games, Inc., please see our website at www.multimediagames.com. Multimedia Games welcomes opinions, observations, or expressions of concern on any governance matter from its shareholders. To submit your message, please use the electronic form available on our website, or write to the Chairman of the Board at our corporate address.


MULTIMEDIA GAMES®

www.multimediagames.com